UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Table of Contents

Independent Auditors’ Report	3
Audit Committee Report	9
Consolidated Statements of Income	10
Consolidated Statements of Comprehensive Income	11
Consolidated Statements of Financial Position	12
Consolidated Statements of Changes in Equity	13-14
Consolidated Statements of Cash Flows	15-16

Notes to the Consolidated Financial Statements

2 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Independent Auditors’ Report on consolidated financial statements

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as of December 31, 2020 and the respective consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes, including significant accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A as of December 31, 2020, and of its consolidated financial performance and its consolidated cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters.

Assessment of the allowance for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As discussed in notes 2d viii, 3.2, 4, 21d, 23, 24 and 40, to the consolidated financial statements, the Bank has R$ 51,314,052 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2020. The Bank recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, and a 12-month ECL for all other contracts. The Bank calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis the Bank segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as estimates of the impact of projections of future economic conditions.

We identified the assessment of the ECL as a key audit matter. The estimation of ECL involved significant measurement uncertainty, primarily as a result of the complexity of the models and the quantity and subjectivity of the assumptions. These included: the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the PDs, EADs and LGDs; the future macroeconomic scenarios; the identification of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation. The measurement uncertainty was accentuated by the effects of the Covid-10 pandemic on the current economic scenario and its possible effects in the future.

Bradesco 3

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the process for calculating the ECL. This included controls related to: (1) the development and approval of the ECL methodology; (2) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD and the future macroeconomic scenarios; (3) the validation of models used to calculate the ECL; (4) the calculation of the ECL estimate; and (5) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis.

We involved credit risk professionals with specialized skills and knowledge, who assisted in: (1) assessing the Bank’s ECL methodology for compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); (2) testing the accuracy of the Bank’s PDs, EADs and LGDs using the Bank’s historical data and defined methodologies; (3) analyzing whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (4) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation. We compared the consider indices projected by the Bank in the future macroeconomic scenarios with independent third-party projections. For a selection of contracts, we evaluated the ECL calculated on an individual basis, including the assessment of expected cash flows and related collateral. For a sample of contracts, we assessed the adherence to internal policies in the identification of SICR and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the procedures summarized above, we consider the ECL to be adequate in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2020.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits

As discussed in notes 2j, 4 and 36, to the consolidated financial statements, the Bank is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 8,271,112 thousand, R$ 9,092,421 thousand and R$ 6,890,498 thousand, respectively. The provisions for tax lawsuits include amounts relating to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bank’s actions in the course of providing banking products and services, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bank applies judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, the Bank uses a model, based on historical data. The Bank segregates the lawsuits based on certain characteristics and uses the historical data to calculate the provision for each group of lawsuits.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits and for labor lawsuits as a key audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates, judgments and assumptions made by the Bank. In the case of the tax and civil lawsuits, those estimates, judgments and assumptions related to estimating the likelihood of loss and the amount of any such loss, and, in the case of labor lawsuits, they related to the segregations used in the model and the historical observation period.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax, civil and labor lawsuits. This included controls related to: (1) the assessment of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (2) the development and approval of the models and assumptions used to measure the provision for labor liabilities.

We obtained and read the letters received directly from the Bank’s external legal advisors for certain tax lawsuits, and the documentation prepared by the internal legal advisors for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by the Bank, and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

disclosures made in relation to these matters. We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bank’s position and the supporting documentation. We also involved legal professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood of loss in certain specific civil lawsuits. For the labor lawsuits, we: (1) evaluated the length of the historical observation period used by the Bank by comparing it to the results of using alternative periods; (2) tested the accuracy of the segregations used in the model; and (3) tested the accuracy of the Bank’s model using the Bank’s historical data and defined methodologies. For civil and labor lawsuits, we tested the sufficiency of the provision by comparing actual disbursement in the year to the amounts provided for at the previous year end.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for year ended on December 31, 2020.

Assessment of the recoverability of deferred tax assets arising from carry-forward tax losses

As discussed in notes 2t, 4 and 16 to the consolidated financial statements the Bank has R$ 68,515,007 thousand of deferred tax assets arising from carry-forward tax losses as of December 31, 2020. The Bank recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the carry-forward losses can be utilized. The Bank’s estimates of future taxable profits are based on its business plans and budgets which require the Bank to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets arising from carry-forward tax losses.

We identified the assessment of the recoverability of deferred tax assets arising from carry-forward tax losses as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions. This subjectivity was accentuated by the uncertainty related to the possible future effects of the Covid-19 pandemic on the economic situation.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

We involved corporate finance professionals with specialized skills and knowledge, who assisted in assessing the assumptions, including growth rates of the principal lines of business, interest rates and foreign exchange rates underlying Bradesco’s estimate of future taxable profits, as well as the possible effects of the Covid-19 pandemic on the economic situation. We evaluated the Bank’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2020 made in the prior year with actual taxable profits in 2020, taking into account the impacts of Covid-19.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of recoverability of deferred tax assets arising from carry forward tax losses to be adequate in the context of the consolidated financial statements taken as a whole for the year ended on December 31, 2020.

Evaluation of the impairment testing of goodwill and intangible assets

As discussed in notes 2g, 2i, 4 and 28 to the consolidated financial statements the Bank has goodwill of R$ 7,093,544 thousand and other intangible assets with finite useful lives of R$ 3,631,848 thousand. The Bank performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, the Bank estimates recoverable amounts of the relevant Cash Generating Units based on the present value of future cash flows. In order to estimate future cash flows the Bank estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a key audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for

Bradesco 5

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

different businesses, revenues and expenses, and the discount rates used, which was accentuated by the uncertainty related to the possible future effects of the Covid-19 pandemic on the economic situation.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of intangible assets, including controls related to: (1) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (2) the independent review of the calculation methodology to perform the impairment test.

We involved corporate finance professionals with specialized skills and knowledge who assisted in: (1) evaluating the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources, including the possible impact of the Covid-19 pandemic on these assumptions; (2) evaluating the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed independently using publicly available market data for comparable entities; (3) assessing the Bank’s ability to project cash flows by comparing the prior year’s projections for the year ended December 31, 2020, as subsequently adjusted by the Bank for the expected impacts of Covid-19, with actual cash flows in this year; and (4) testing the mathematical accuracy of certain steps of the present value calculations.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets to be adequate in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2020.

Evaluation of the measurement of insurance and pension plan technical provisions

As discussed in notes 2l, 4 and 34 to the consolidated financial statements the Bank, has R$ 279,465,384 thousand of technical provisions related to insurance and pension plans. To measure certain technical provisions and to perform the liability adequacy tests, the Bank uses actuarial techniques and methods that require judgment to determine methodologies and define assumptions including expected claim amounts, longevity, persistence, inflation of medical costs and discount rates.

We identified the evaluation of the insurance and pension plan technical provisions as a key audit matter. The assumptions used in their measurement are subjective and this subjectivity was accentuated by the uncertainty related to the possible future effects of the Covid-19 pandemic on the economic situation. Minor adjustments to certain assumptions can result in significant changes in the measurement of these liabilities. Subjective auditor judgment and specialized actuarial skills and knowledge was required to assess the assumptions as well as the actuarial methodologies used.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the liability adequacy tests and the measurement of technical provisions. This included controls related to: (1) the development and approval of actuarial methodologies and assumptions in respect of expected claim amounts, longevity, persistence, inflation of medical costs and discount rates; and (2) the review and approval of the final calculations.

We involved actuarial professionals with specialized skills and knowledge who assisted in: (1) evaluating the methodologies used in the measurement of certain technical provisions and the liability adequacy tests by comparing them to market practice; (2) assessing the assumptions related to expected claim amounts, longevity, persistence, inflation of medical costs and discount rates, by comparing them to the Bank’s historical experience and publicly available information, including the possible impact of the Covid-19 pandemic on these assumptions; (3) testing, through the use of a specialized software tool, the accuracy of certain technical provisions based on the Bank’s historical data, assumptions and methodologies; (4) developing, through the use of a specialized software tool, generally accepted actuarial techniques and independently sourced assumptions, an independent estimate of certain technical provisions; and (5) assessing the Bank’s ability to accurately project claims by comparing historical estimates of the last 3 years with subsequent payments made.

6 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the liability adequacy test and the technical provisions for insurance and pension plans to be adequate in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2020.

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i)	We tested the design and operational effectiveness of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users;

(ii)	We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements;

(iii)	In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications;

(iv)	When we identify key internal controls for the financial reporting process and other relevant processes that are fully automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the year ended December 31, 2020.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Bradesco 7

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•	identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•	obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•	conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•	evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period, and are therefore

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, March 09, 2021

KPMG Auditores Independentes

CRC 2SP-028567/F

Original report in Portuguese signed by

André Dala Pola

Accountant CRC 1SP214007/O-2

Bradesco 9

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Audit Committee Report

Bradesco Financial Conglomerate Audit Committee´s Report on financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2020, issued on February 3, 2021, we have also  analysed the complete set of consolidated statements in accordance with the International Financial Reporting Standards (IFRS) and the pronouncements issued by the International Accounting Standards Board (IASB).

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the internal controls systems maintained by the various financial areas of Bradesco financial conglomerate, mainly Internal Audit, Risk Management and Compliance areas.

Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

Independent Auditors are responsible for auditing the financial statements and for issuing an auditing report on their compliance with applicable accounting principles.

The responsibility of internal auditors is to assess the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures determined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the internal and independent auditors' work, the effectiveness and adequacy of the internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, March 4, 2021.

ALEXANDRE DA SILVA GLÜHER

(Coordinator)

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Expert)

PAULO RICARDO SATYRO BIANCHINI

JOSÉ LUIS ELIAS

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2020	2019	2018
Interest and similar income		119,743,371	124,417,705	122,053,139
Interest and similar expenses		(48,575,687)	(58,617,986)	(55,244,669)
Net interest income	6	71,167,684	65,799,719	66,808,470
Fee and commission income	7	24,936,454	25,337,676	23,831,590
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	(18,586,403)	(1,090,917)	(11,676,573)
Net gains/(losses) on financial assets at fair value through other comprehensive income	9	(1,716,879)	655,832	1,073,563
Net gains/(losses) on foreign currency transactions	10	(1,010,972)	323,774	1,096,826
Net profit from insurance and pension plans	11	7,578,707	8,254,939	7,656,872
- Insurance and pension income		68,410,501	71,191,410	66,270,095
- Insurance and pension expenses		(60,831,794)	(62,936,471)	(58,613,223)
Other operating income		(13,735,547)	8,143,628	(1,849,312)
Expected loss on loans and advances	23	(18,711,841)	(12,532,133)	(15,091,975)
Expected loss on other financial assets	21 and 24	(833,434)	(1,472,394)	(1,172,860)
Personnel expenses	12	(18,965,477)	(21,143,568)	(17,581,798)
Other administrative expenses	13	(15,484,126)	(16,489,578)	(16,873,962)
Accumulated depreciation and amortization	14	(5,921,030)	(5,865,768)	(4,808,255)
Other operating income/(expenses)	15	(18,822,246)	(29,597,586)	(15,500,258)
Other operating expense		(78,738,154)	(87,101,027)	(71,029,108)
Income before income taxes and share of profit of associates and joint ventures		3,630,437	12,179,996	17,761,640
Share of profit of associates and joint ventures	26	444,858	1,201,082	1,680,375
Income before income taxes and non-controlling interests		4,075,295	13,381,078	19,442,015
Income taxes	16	11,958,666	7,792,129	(2,693,576)
Net income for the year		16,033,961	21,173,207	16,748,439

Attributable to shareholders:
Shareholders of the parent		15,836,862	21,023,023	16,583,915
Non-controlling interest		197,099	150,184	164,524

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
– Earnings per common share	17	1.71	2.27	1.79
– Earnings per preferred share	17	1.88	2.49	1.97

The Notes are an integral part of the Consolidated Financial Statements.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	Note	R$ thousand
		Years ended December 31
		2020	2019	2018
Net income for the year		16,033,961	21,173,207	16,748,439

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets at fair value through other comprehensive income
Unrealized gains/(losses)		(1,529,928)	7,752,853	(473,594)
Gains/(losses) transferred to income	9	(1,720,958)	651,428	1,023,299
Tax effect		1,447,558	(3,609,375)	(209,359)

Unrealized gains/(losses) on hedge	20
Cash flow hedge		(335,620)	260,397	(96,760)
Hedge of investment abroad		(187,629)	(119,635)	(209,300)
Tax effect		235,462	(42,854)	122,424

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations		235,863	73,867	113,198

Items that cannot be reclassified to the Consolidated Statement of Income
Gains/(losses) on equity instruments at fair value through other comprehensive income		3,573,603	1,482,384	(756,042)
Tax effect		(1,464,897)	(579,763)	302,417

Other		(21,593)	(204,538)	(92,764)

Total other comprehensive income		231,861	5,664,764	(276,481)
Total comprehensive income for the year		16,265,822	26,837,971	16,471,958

Attributable to shareholders:
Shareholders of the parent		16,068,723	26,687,787	16,307,434
Non-controlling interest		197,099	150,184	164,524

The Notes are an integral part of the Consolidated Financial Statements.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	On December 31
		2020	2019
Assets
Cash and balances with banks	18	107,602,594	109,610,999
Financial assets at fair value through profit or loss	19a	275,986,689	249,759,777
Financial assets at fair value through other comprehensive income	21	185,841,975	192,450,010
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	22	191,424,731	59,083,791
- Loans and advances to customers, net of provision for losses	23	473,637,358	423,528,716
- Securities, net of provision for losses	24	179,623,894	166,918,360
- Other financial assets	29	52,416,117	56,101,781
Non-current assets held for sale	25	1,202,488	1,357,026
Investments in associates and joint ventures	26	7,386,840	7,635,612
Premises and equipment, net	27	14,071,129	14,659,222
Intangible assets and goodwill, net	28	14,669,464	14,724,647
Taxes to be offset	16	15,330,420	15,685,801
Deferred income tax assets	16c	76,984,262	59,570,055
Other assets	29	8,475,829	7,441,888
Total assets		1,604,653,790	1,378,527,685

Liabilities
Liabilities at amortized cost
- Deposits from banks	30	267,280,167	227,819,611
- Deposits from customers	31	545,292,743	366,227,540
- Securities issued	32	144,903,825	170,727,564
- Subordinated debts	33	53,246,232	49,313,508
- Other financial liabilities	37	75,528,047	79,121,127
Financial liabilities at fair value through profit or loss	19c	18,697,682	14,244,083
Provision for Expected Credit Loss
- Loan Commitments	23	3,859,316	2,318,404
- Financial guarantees	23	2,318,930	1,970,321
Insurance technical provisions and pension plans	34	279,465,384	268,302,691
Other reserves	36	25,582,923	25,239,929
Current income tax liabilities		1,596,284	2,595,277
Deferred income tax assets	16c	1,249,650	1,080,603
Other liabilities	37	39,515,233	34,023,453
Total liabilities		1,458,536,416	1,242,984,111

Shareholders’ equity	38
Capital		79,100,000	75,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		58,985,029	51,986,423
Additional paid-in capital		70,496	70,496
Other comprehensive income		8,103,343	7,871,482
Retained earnings		(234,109)	475,606
Equity attributable to shareholders of the parent		145,620,218	135,099,466
Non-controlling interest		497,156	444,108
Total equity		146,117,374	135,543,574
Total equity and liabilities		1,604,653,790	1,378,527,685

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 13

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on January 1, 2018	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	2,483,199	4,536,236	115,266,617	289,873	115,556,490
Net income	-	-	-	-	-	-	-	16,583,915	16,583,915	164,524	16,748,439
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(296,915)	-	(296,915)	-	(296,915)
Foreign currency translation adjustment	-	-	-	-	-	-	113,198	-	113,198	-	113,198
Other	-	-	-	-	-	-	(92,764)	-	(92,764)	-	(92,764)
Comprehensive income	-	-	-	-	-	-	(276,481)	16,583,915	16,307,434	164,524	16,471,958
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,265	2,265
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	954,247	10,832,110	-	-	(11,786,357)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(7,298,596)	(7,298,596)	(55,997)	(7,354,593)
Balance on December 31, 2018	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120

Balance on January 1, 2019	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120
Net income	-	-	-	-	-	-	-	21,023,023	21,023,023	150,184	21,173,207
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,795,435	-	5,795,435	-	5,795,435
Foreign currency translation adjustment	-	-	-	-	-	-	73,867	-	73,867	-	73,867
Other	-	-	-	-	-	-	(204,538)	-	(204,538)	-	(204,538)
Comprehensive income	-	-	-	-	-	-	5,664,764	21,023,023	26,687,787	150,184	26,837,971
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	8,750	8,750
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-	-	-
Interest on equity and dividends	-	-	-	-	(8,000,000)	-	-	(7,863,776)	(15,863,776)	(115,491)	(15,979,267)
Balance on December 31, 2019	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574

The Notes are an integral part of the Consolidated Financial Statements.

14 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2019	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574
Net income	-	-	-	-	-	-	-	15,836,862	15,836,862	197,099	16,033,961
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	17,591	-	17,591	-	17,591
Foreign currency translation adjustment	-	-	-	-	-	-	235,863	-	235,863	-	235,863
Other	-	-	-	-	-	-	(21,593)	-	(21,593)	-	(21,593)
Comprehensive income	-	-	-	-	-	-	231,861	15,836,862	16,068,723	197,099	16,265,822
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(3,598)	(3,598)
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	827,328	10,171,278	-	-	(10,998,606)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,547,971)	(5,547,971)	(140,453)	(5,688,424)
Balance on December 31, 2020	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374

(1) Mainly composed of financial assets at fair value through other comprehensive income and gains and losses with cash flow hedge and foreign investment.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 15

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2020	2019	2018
Operating activities
Income before income taxes and non-controlling interests	4,075,295	13,381,078	19,442,015
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	18,711,841	12,532,133	15,091,975
Changes in the insurance technical provisions and pension plans	29,983,129	32,036,527	29,409,222
(Gains)/Net realized losses on financial assets at fair value through other comprehensive income	1,716,879	(655,832)	(1,073,563)
Expenses with provisions and contingent liabilities	3,822,270	9,244,967	4,306,043
Impairment of assets	2,162,468	3,196,683	1,757,981
Depreciation	2,960,106	2,737,383	1,460,013
Amortization of intangible assets	2,960,924	3,128,385	3,348,242
Share of profit of associates and joint ventures	(444,858)	(1,201,082)	(1,680,375)
Losses on disposal of non-current assets held for sale	130,024	277,763	516,713
Net losses from disposal of property and equipment	139,411	17,937	98,182
(Gains)/Losses on the sale of investments in associates	(29,829)	48,927	-
Effect of changes in exchange rates in cash and cash equivalents	(2,452,395)	(752,829)	(751,769)
Changes in assets and liabilities:
(Increase)/Decrease in reserve requirement - Central Bank	6,864,805	(3,025,422)	(20,882,690)
(Increase)/decrease in loans and advances to banks	(8,449,903)	(2,099,605)	33,357
(Increase)/decrease in loans and advances to customers	(125,720,138)	(123,571,123)	(112,861,770)
(Increase)/Reduction in financial assets at fair value through profit or loss	(26,226,912)	(3,598,627)	(3,625,822)
(Increase)/decrease in other assets	(25,168,411)	(33,187,183)	(31,884,484)
Increase/(decrease) in deposits from banks	53,292,918	(3,555,713)	(20,749,542)
Increase/(decrease) in deposits from customers	186,793,206	36,787,089	88,659,514
Increase/(Decrease) in financial liabilities at fair value through profit or loss	4,453,599	(1,908,004)	1,877,088
Increase/(decrease) in insurance technical provisions and pension plans	(18,820,436)	(15,312,123)	(16,920,525)
Increase/(decrease) in other provisions	(3,479,276)	(3,807,209)	(2,994,599)
Increase/(decrease) in other liabilities	(4,622,104)	27,988,377	14,167,163
	102,652,613	(51,297,503)	(33,257,631)
Interest received on investing financial assets	67,055,576	67,523,213	61,660,260
Interest paid	(21,560,365)	(27,246,400)	(27,813,710)
Income tax and social contribution paid	(5,715,233)	(8,433,279)	(7,086,237)
Net cash provided by/(used in) operating activities	142,432,591	(19,453,969)	(6,497,318)

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents paid	(3,173,403)	-	(442,122)
(Acquisition) of financial assets at fair value through other comprehensive income	(56,013,411)	(96,192,725)	(103,432,365)
Disposal of financial assets at fair value through other comprehensive income	54,381,559	99,911,819	103,897,609
Maturity of financial assets at amortized cost	53,919,341	17,458,880	21,759,857
(Acquisition) of financial assets at amortized cost	(47,169,156)	(41,401,367)	(70,719,797)
Disposal of non-current assets held for sale	559,661	613,246	688,885
(Acquisitions) of investments in associates	(491,438)	-	(52,844)
Sale of investments in associates	130,249	17,961	-
Dividends and interest on shareholders’ equity received	296,323	720,985	1,513,712
(Acquisition) of property and equipment	(1,795,410)	(2,629,435)	(2,389,433)
Sale of premises and equipment	795,560	816,907	361,240
(Acquisition) of intangible assets	(2,469,105)	(2,696,067)	(3,053,156)
Interest received on investing financial assets	21,491,721	8,053,047	17,383,392
Net cash provided by/(used in) investing activities	20,462,491	(15,326,749)	(34,485,022)

Financing activities
Funds from securities issued	61,833,816	84,982,152	85,963,195
Payments on securities issued	(84,286,467)	(60,215,940)	(69,747,110)
Issuance of subordinated debt	688,186	-	10,890,606

16 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2020	2019	2018
Payments on subordinated debts	(1,258,049)	(3,207,429)	(9,181,501)
Leases payment	(1,797,408)	(1,067,573)	-
Non-controlling interest	(144,051)	(106,741)	2,265
Interest paid	(10,009,878)	(16,951,569)	(16,986,503)
Interest on equity and dividends paid	(1,432,130)	(17,751,148)	(6,539,193)
Net cash provided by/(used in) financing activities	(36,405,981)	(14,318,248)	(5,598,241)

(Decrease)/Increase in cash and cash equivalents	126,489,101	(49,098,966)	(46,580,581)

Cash and cash equivalents
At the beginning of the year	61,879,493	110,225,630	156,054,442
Effect of changes in exchange rates in cash and cash equivalents	2,452,395	752,829	751,769
At the end of the year	190,820,989	61,879,493	110,225,630

(Decrease)/Increase in cash and cash equivalents	126,489,101	(49,098,966)	(46,580,581)

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,087,055	1,934,762	1,947,924
Dividends and interest on equity declared but not yet paid	3,825,613	126,755	4,876,458
(Gains)/losses on financial assets at fair value through other comprehensive income	(17,591)	(5,795,435)	296,915

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 17

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)       General information

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and non-life insurance and pension plans, real estate ventures and capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on February 25, 2021.

2)       Significant accounting practices

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 18 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and Impairment losses on loans and advances. The interest and dividend received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of assets and financial liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and

18 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization including the equity method investees.

a)	Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Shareholding interest
		December 31
		2020	2019
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U. (2)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
Bac Florida Bank (5)	Banking	100.00%	-
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (2) (6)	Insurance	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%

Bradesco 19

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (2)	Services	100.00%	100.00%
Investment Funds (7)
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.99%	99.99%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF Creta	Investment Fund	100.00%	100.00%

(1) Acquisition of minority interest in January 2020;

(2) The functional currency of these companies abroad is the Real;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4) The functional currency of this company is the Mexican Peso;

(5) Company acquired on October 30, 2020, and its functional currency is the US dollar;

(6) Accounting information used with date lag of up to 60 days; and

(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

i.	Subsidiaries

Subsidiaries are all of the companies over which the Organization, has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control over its activities until the date this control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

20 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.	Associates

Companies are classified as associates if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Organization’s consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.	Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

iv.	Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

•	restricted activities;
•	a narrow and well-defined objective, such as, to effect a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;
•	thin capitalization, that is, the proportion of ‘real’ equity is too small to support the structured entity’s overall activities without subordinated financial support; and
•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

v.	Transactions with and interests of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.	Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

b)	Foreign currency translation

i.	Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, with the exception of the subsidiary in Mexico, which uses the Mexican Peso as its functional currency, and BAC Florida Bank, whose functional currency is the US dollar.

ii.	Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as financial assets at fair value through other comprehensive income, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

iii.	Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•	Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

•	All resulting exchange differences are recognized in other comprehensive income.

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Notes to the Consolidated Financial Statements

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to “Other comprehensive income”. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)	Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 18 (b) – “Cash and cash equivalents”.

d)	Financial assets and liabilities

i.	Financial assets

The Organization classifies and measures financial assets based on the business model for the management of financial assets, as well as on the characteristics of contractual cash flow of the financial asset.

The Organization classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL).

- Business model: it relates to the way in which the organization manages its financial assets to generate cash flows. The objective (business model) of management in relation to each portfolio is defined as either: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) is applied. Financial assets held under business model (iii) are measured at FVTPL.

- SPPI Test: the purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this context, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not meet the SPPI test are measured at FVTPL, such as derivatives.

•	Measured at fair value through profit or loss

All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

Financial assets measured at FVTPL are initially recorded at fair value with subsequent changes to the fair value recognized immediately in profit or loss.

Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of

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Notes to the Consolidated Financial Statements

income. Subsequent changes to the fair value are recognized immediately in profit or loss.

Gains and losses arising from changes in fair value of non-derivative assets are recognized directly in the consolidated statement of income under “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”. Interest income on financial assets measured at FVTPL is included in “Interest and similar income”. For the treatment of derivative assets see Note 2(d)(iii).

•	Measured at fair value through other comprehensive income

They are financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is both to maintain the assets to receive the contractual cash flows as well as for sale.

These financial assets are initially recognized at fair value, plus any transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. The expected credit losses are recorded in the consolidated statement of income.

Interest income is recognized in the consolidated statement of income using the effective interest method. Dividends on equity instruments are recognized in the consolidated statement of income in ‘Dividend income’, within “Net Gains/(losses) on financial assets at fair value through other comprehensive income” when the Organization’s right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 2(d)(viii) for more details of the treatment of the expected credit losses.

•	Measured at amortized cost

Financial assets that meet the criterion of the SPPI test and which are held in a business model whose objective is to maintain the assets to receive the contractual cash flows.

These financial assets are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest is recognized in the consolidated statement of income and presented as “Interest and similar income”. In the case of expected credit loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

ii.	Financial liabilities

The Organization classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except for the following financial instruments.

•	Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the statement of income. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

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-	Financial liabilities designated at FVTPL on initial recognition

These are liabilities that on initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

The Organization does not have any financial liability designated at fair value through profit and loss in income.

-	Financial liabilities held for trading

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of derivatives see Note 2(d)(iii).

•	Financial guarantee contracts and loan commitments

Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

The expected credit losses, referring to loan commitments, are recognized in liabilities and are calculated, as described in Note 3.1.

iii.	Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the respective contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the statement of income under “Net gains or losses on financial assets at fair value through profit or loss”.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. In the calculation of fair value, the counterparty’s and the entity’s own credit risk are considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

The Organization has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures have been presented in Note 3.3 – Market risk.

iv.	Recognition

Initially, the Organization recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

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v.	Derecognition

Financial assets are derecognized when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognized and the modified financial asset is recognized as a new financial asset and initially measured at fair value.

vi.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii.	Determination of fair value

The determination of the fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly used instruments, the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

More details on the calculation of the fair value of financial instruments are available in Note 3.4.

viii.	Expected credit losses

The Organization calculates the expected credit losses for financial instruments measured at amortized cost and at FVOCI (with the exception of investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Organization expects to recover discounted at the effective interest rate of the operation;

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Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Organization expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: it is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Organization expects to recover discounted at a rate that reflects the market conditions.

Expected credit losses are measured on one of the following basis:

− Credit losses expected for 12 months, i.e., credit losses as a result of possible events of delinquency within 12 months after the reporting date; and

− Credit Losses expected for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when a financial asset, on the reporting date, has experienced a significant increase in credit risk since its initial recognition and the measurement of expected credit loss for 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Organization assumes that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the reporting date.

With respect to Brazilian government bonds, the Organization has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is recorded for credit losses.

For loans, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following the recognition of expected credit loss, interest income is recognized using the effective rate of interest which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, in which, the rate stated is applied at the net book value of the provision.

The whole or part of a financial asset is written off against the related credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

The criteria used to calculate the expected credit loss and to determine the significantly increased of the credit risk are detailed in Note 3.1.

e)	Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount or fair value less the costs to sell – whichever is the lowest – and are included within “Non-current assets held for sale”.

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Notes to the Consolidated Financial Statements

f)	Property and equipment

i.	Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(i) below), if any. The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function.

When parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated statement of income under the heading “Other operating income/(expenses)”.

ii.	Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii.	Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

g)	Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchased intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i.	Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized

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as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually or whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.	Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful life and residual values are reviewed at each reporting date and adjusted, if necessary.

iii.	Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(i) below) is immediately recognized in the consolidated statement of income.

h)	Leasing

Until December 31, 2018, the Organization adopted IAS 17 as accounting practice for recording its leasing transactions, as described below. IFRS 16 – Leases is mandatory for the fiscal years beginning after January 1, 2019.

Accounting Policy applicable until December 31, 2018

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part of the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial lease.

Leases under the terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

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Notes to the Consolidated Financial Statements

Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

As a lessor, the Organization has substantial finance lease contracts, in value and total number of contracts.

i.	Finance Leases

Finance lease assets in the consolidated statement of financial position are initially recognized in the “loans and advances to customers” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the lease receivable and recognized as part of the effective interest rate of the contract, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses at the beginning of the lease term.

Recognition of financial revenue reflects a constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

The lease receivables are subject to the requirements of Write-off and credit Losses expected, described in the topic above, financial assets and liabilities, items v and viii, respectively.

ii.	Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

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Notes to the Consolidated Financial Statements

Revenue from lease is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation and maintenance, incurred in the generation of income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

Accounting Policy adopted from January 1, 2019

The Organization assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Bradesco applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Organization recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Organization recognizes a lease liability and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Organization has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

The lease liability is measured initially at the present value of the future lease payments, discounted by the incremental rate applied to each contract in accordance with the leasing term.

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

The incremental rate applied by the Organization takes into account the funding rate free of risk adjusted by the credit spread.

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as a “Interest and similar expenses” and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period were not considered in the scope of IFRS 16 because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract was not considered as executable.

Short-term leases and leases of low-value assets

The Organization applies the short-term lease recognition exemption to its short-term leases (leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that

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Notes to the Consolidated Financial Statements

are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

i) Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to CGU or groups of CGUs that are expected to benefit from the synergies of the combination.

When assessing the value in use, future profitability based on business plans and budgets are used, and the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss will be reversed if there has been a change in the estimates used to determine the recoverable amount or to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

j) Provisions, contingent assets and liabilities and legal obligations

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of

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the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and are disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

Contingent assets are recognized only when there are actual guarantees or definitive favorable court rulings, over which there are no more resources, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are only disclosed in the financial statements, when relevant.

Legal obligations arise from legal proceedings, the object of which is its legality or constitutionality, which, independently of the assessment of the likelihood of success, have their amounts fully recognized in the financial statements.

k)	Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial liabilities in accordance with IFRS 9 – Financial Instruments.

l)	Technical provisions for non-life, life, health and pension insurance

i.	Non-life insurance

Non-life insurance contracts include mainly auto insurance, residential/business insurance and liability insurance whose main objective is to protect the insured's assets through the payment of an indemnity in the event of an accident, subject to the contractual conditions of each contract.

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

Provision for Claims Incurred But Not Reported (IBNR) is constituted based on the claims incurred and not yet paid (IBNP), subtracting the balance of the Provision for Claims to be Settled (PSL) at the reporting date. To calculate the IBNP, the final estimate of claims that have not yet been paid based on semiannual run-off triangles, which consider the historical development of the claims paid in the last 10 six-month periods for the product group of non-life, in order to establish a future projection by period of occurrence and also considers the estimate of Claims Incurred But Not Enough Reported (IBNER), reflecting the expectation of alteration of the provisioned amount throughout the settlement process.

The Provision for Claims to be Settled (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, adjusted for inflation or other index, if applicable, net of salvage and payments expected to be received.

The Provision for Related Expenses (PDR) is constituted to cover the expected expenses related to claims incurred and, for some contract types, yet to occur.

The Complementary Provision for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see Note 2(v) below). At the reporting date management did not identify the need for PCC on non-life contracts.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.	Life insurance

Life insurance contracts include individual and group contracts that aim to guarantee the payment of an indemnity to the insured or its beneficiaries, subject to the contractual conditions and the contracted guarantees.

The Provision for Unearned Premiums (PPNG) is calculated on a pro rata basis, based on the net premium for the assignment of coinsurance, corresponding to the period of risk not arising from insurance contracts. The portion of this provision corresponding to the estimate for Risks in Effect but Not Issued is recorded in the PPNG-RVNE.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future premiums, corresponding to future obligations assumed.

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The Provision for Claims Incurred But Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 six-month periods, to establish a future projection per period of occurrence. A residual tail study is carried out to forecast the claims reported after 10 six-month periods of the date of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the liability adequacy test (LAT). LAT is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was prepared by Fenaprevi and approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected cost and the actual cost of claims that occurred during the period for contracts of individual life insurance with rights to participate in technical surplus.

The Provision for Related Expenses (PDR) is constituted to cover the expected expenses related to claims incurred and, for some contract types, yet to occur.

iii.	Health Insurance

The health insurance contracts include individual and group contracts that aim to guarantee the insured and beneficiaries medical care, outpatient services in a referenced network or care according to the choice of the insured, subject to the contractual conditions.

The Unearned Premium/Payments Reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions,

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

corresponding to the assumed obligations.

For health insurance, the Mathematical Provision for Benefits to be Granted (PMBaC) is calculated accounting for a discount rate of 3.6% per annum (3.9% on December 31, 2019), the period over which holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover in which no premiums will be received.

For health insurance, the Mathematical Provision for Benefits Granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance – “GBS Plan”, and considering a discount rate of 3.6% per annum (3.9% on December 31, 2019).

The Provision for Claims Incurred but Not Reported (IBNR) is calculated from the final estimate of claims that have already occurred and have not yet been reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 or 18 months for health insurance, to establish a future projection by occurrence period.

For health insurance, the reserve for events incurred but not reported in SUS (PEONA-SUS) is calculated from the estimate of the amount of events/claims originating in the Unified Health System (SUS), which have occurred and which have not been forewarned. The amount is calculated and reported monthly on the institutional website of the National Agency of Supplementary Health (ANS), its form of accounting being supported by the Normative Resolution No. 442/18 in force.

The Provision for Claims to be Settled (PSL) for health insurance, considers all claims received up to the reporting date, including all judicial claims and related costs adjusted for inflation.

The other technical provisions (OTP) for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 3.6% per annum (3.9% on December 31, 2019).

iv.	Pension plans

Pension plans mainly include VGBL and PGBL (linked fund products with options to convert into annuities at maturity) and traditional plans (guaranteed return investments with options to convert to annuities at maturity).

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

The Mathematical Provision for Benefits to be Granted (PMBaC) is constituted to the participants who have not yet received any benefit. In defined benefit pension plans, the provision represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The provision is calculated using methodologies and assumptions set forth in the actuarial technical notes.

In pension plans with variable contribution characteristic, the Mathematical reserve for unvested benefits (PMBAC) represents the contributions received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

Bradesco 35

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(v)). LAT is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was prepared by Fenaprevi and approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision for Related Expenses (PDR) is constituted to cover the expected expenses related to claims incurred and, for some contract types, yet to occur. The projections are performed through the liability adequacy test (LAT).

The Provision for Financial Surplus (PEF) corresponds to the financial result which exceeds the guaranteed minimum profitability transferred to contracts with a financial surplus participation clause.

The Provision for Claims Incurred but Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 six-month periods to establish a future projection by period of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The provision “Other technical provisions (OPT)” comprises part of the mathematical provisions of benefits to be granted and benefits granted transferred to this accounting line, as required by SUSEP. This amount refers to the difference between the calculation of mathematical provisions, carried out with realistic premises at the time, approved by the autarchy in 2004, and the calculation with the technical bases defined in the technical notes of the product.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Net income from insurance and pension plans”.

v.	Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 – Insurance Contracts and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Organization used the risk free forward (ETTJ) rate which was prepared by SUSEP (Danos) and Fenaprevi (Vida e Previdência) both approved by SUSEP.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	Life Insurance and Pension Plans

The contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management. The projections follow the methodology and assumptions described in the preceding paragraphs of this section.

The result of the liability adequacy test (LAT) presented an insufficiency which was recognized in the Complementary Provision for Coverage (PCC), see Note 34.

•	Non-Life Insurance

The expected present value of cash flows relating to claims incurred – primarily claims costs and salvage recoveries – was compared to the technical provisions for claims incurred – PSL and IBNR.

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses relating to products in run-off, was compared to the sum of the related technical provisions – PPNG and PPNG-RVNE.

The average projected loss ratio was 44.11% and the average reinsurance projected in the study, calculated based on the reported claims, was 7.05%.

The result of the liability adequacy test, for non-life insurance contracts, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

m)	Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating, assessed by a credit rating agency, to operate in the country, whereby all other reinsurance operations must be performed with local reinsurers. In this way, impairment risks are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

n)	Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of 12 months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a 24 month period.

It also includes the deferred acquisition costs relating to the exclusivity agreement with the retail network, for the marketing of extended warranty insurance for the initial period of 12 years, with the extension of more than 4 years of contract, totaling 16 years.

o)	Employee benefits

Bradesco recognizes, prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and recognizes the changes in the financial condition during the year in which the changes occurred, in profit or loss.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.	Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management. Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

ii.	Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and is calculated separately for each plan, estimating the future defined benefit that the employees will be entitled to after leaving the Organization or at the time of retirement.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted at its current value and is presented net of the fair value of any plan assets.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary, using the projected unit credit method, as required by accounting rule.

Remeasurement of the net obligation, which include: actuarial gains and losses, the return of the assets of the plan other than the expectation (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

Net interest and other expenses related to defined benefit plans are recognized in the statement of income.

iii.	Termination benefits

Severance benefits are accrued when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the reporting date are discounted to their present value.

iv.	Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be reliably estimated.

p)	Capitalization bonds

The liability for capitalization bonds is registered in the line “Other liabilities”. Financial liabilities and revenues from capitalization bonds are recognized at the time bonds are issued.

The bonds are issued according to the types of payments, monthly or in a single payment. Each bond has a nominal value, which is capitalized monthly by the Referential Rate index - TR and by interest rates defined in the plan until the redemption or cancellation of the bond. Amounts payable are recognized in the item “Other Liabilities – Capitalizations Bonds”.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR), even if they have not won in the draw. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires.

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

q)	Interest

Income from financial assets measured at amortized cost and at FVOCI, except instruments of equity and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

r)	Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15 - Revenue from Contracts with Customers, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

s)	Net insurance income

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions are recognized as income upon issuance of the respective policies/certificates/endorsements and invoices or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

The health insurance premiums are recorded in the premium account (result) or Unearned Premium or Contribution Provision (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to “DPVAT” insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB – Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the provision of accounts, which are subject to review

Bradesco 39

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

by reinsurers. The deferral of these operations is carried out in a manner consistent with the related insurance premium and/or reinsurance contract.

The acquisition costs relating to the commission of insurance are deferred and adapted to the result in proportion to the recognition of the earned premium.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of 24 months in health insurance operations and by the term of 12 months in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Financial revenues include interest income on assets of the funds invested (including financial assets available for sale), income from dividends, gains from the disposal of financial assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss, accrued income in the calculation of the cost value of securities held to maturity and reclassifications of gains previously recognized in other comprehensive income. The income from interest is recognized in the results through the effective interest method.

Financial expenses cover losses in the disposal of assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss, losses by impairment recognized in the financial assets (except receivables).

t)	Income tax and social contribution

Income taxes in Brazil consist of Company Income Tax (IRPJ) and Social Contribution on Profit (CSLL).

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, and returned to the rate of 15% as from January 2019. In November 2019 the Constitutional Amendment No. 103 was promulgated, which establishes in article 32, the increase in the rate of the social contribution on profit of “Banks” from 15% to 20%, with effect from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Income tax and social contribution expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax assets are amounts of taxes to be recovered through restitution or offset with taxes due from excess of taxes paid in relation to the current and/or previous period.

Current tax expenses are the expected amounts payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Income tax and social contribution deferred tax assets, calculated on carry-forward income tax losses, carry-forward social contribution losses and temporary differences, are recorded in “Assets – Deferred Taxes” and the deferred tax liabilities on tax differences in lease depreciation (applicable only for income tax), fair value adjustments on securities, restatement of judicial deposits, among others, are recorded in “Liabilities – Deferred Taxes”. All deferred tax liabilities are recognized.

40 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the tax treatment reverses. Deferred tax assets on carry-forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date based on current expectations of realization considering technical studies and analyses carried out by Management and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

The Organization assesses its uncertain tax positions and considers whether it is probable that additional taxes and interest may be due. The Organization believes that its provisions for tax liabilities are adequate for all open fiscal years, based on its assessment of several factors, including interpretations of tax legislation and previous experience. This assessment are based on estimates and assumptions and may involve judgments about future events. New information may be made available that will lead the Organization to change its judgment regarding the adequacy of existing tax obligations, such changes in tax obligations will impact tax expense in the period in which such determination is made.

Deferred tax assets and liabilities are offset, if there is a legal right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same entity subject to taxation or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their assets and liabilities will be realized simultaneously.

A deferred income tax and social contribution asset is recognized for unused tax losses, tax credits and deductible temporary differences when it is probable that future taxable profits will be available and against which they will be used. Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that their realization is no longer probable.

u)	Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v)	Shareholders’ Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

i.	Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in shareholders’ equity, thus reducing the initial share value.

ii.	Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii.	Dividends payable

Dividends on shares are paid and provisioned during the year. In the Shareholders’ Meeting are approved at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.	Capital transactions

Capital transactions are transactions between shareholders. These transactions modify the equity held by the controlling shareholder in a subsidiary. If there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders’ equity.

3)       Risk Management

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Organization's business. The dynamism of the markets leads the Organization to constantly seek to improve this activity.

Covid-19 Pandemic

Bradesco, due to the serious pandemic scenario caused by Covid-19, which brought several adverse effects on people's lives and business, remains focused on supporting its customers and employees. Despite this adverse scenario, some learnings were incorporated into our operations, for example, how to relate to our supplier customers and the intensification of the Organization's home office. With these advances, Bradesco, through the Collective Labor Agreement carried out with the Banking Union Movement at the national level, was the first large bank to assume the commitment to adopt remote work after the pandemic.

Bradesco's Crisis Committee, formed by the Chief Executive Officer, all Vice-Presidents and the CRO (Chief Risk Officer), is evaluating the scenario of pandemic and reporting to the Board of Directors about the assessments of the evolution of the pandemic and its impact on our operations and society. In addition, we have a Risk Committee, which plays an important role in verifying various points and the scope of these actions in the Organization. The Organization has triggered the Business Continuity Plan (PCN), intensified internal and external actions, adopted the rotation of employees from the branch

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

network and throughout the pandemic period, optimization opportunities were identified due to the migration to remote work, prevailing a mentality focused on the digital environment in a consistent and timely manner, with the aim of minimizing the impacts involved.

The Organization adjusted Bradesco's governance and policies to the current situation.

• Credit Policies: In relation to Bradesco’s credit policies, the main focus prevails in supporting the customers, with the assessment of the risks assumed. The Organization mapped the exposure to the most fragile sectors and companies and maintains a constant line of communication with companies throughout the relationship. The Organization maintained active credit recovery teams and focused on finding solutions for customers who need them. The Organization have incorporated new risk variables into the credit models in the current scenario, in order to correctly assess the situation;

• Capital and Liquidity: The Organization maintained its regulatory capital above the required amounts and a margin of adequate liquidity to meet customer needs, as well as business sustainability. In addition, the measures implemented by the Central Bank in 2020 (mainly in the second and third quarters) further favored the system's liquidity and solvency;

• Risk Governance: The Organization has constantly monitored and adjusted the operational limits and risk appetite, promoting the review and timely adaptation of scenarios in the current context. In addition to the internal monitoring activities, a follow-up with the Organization's relevant suppliers was implemented to ensure that the continuity strategy adopted by the companies, in fact, corresponded to the needs of the processes, to maintain the deliveries to customers.

Scope of Risk Management

The Organization risk management scope works with a wide view of the Economic Financial Consolidated risks. The Corporate Process of Risk Management, based on those guidelines, develop its activities, whose approach is based on three lines of defense:

•	First line of defense, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
•	Second line of defense, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
•	Third line of defense, represented by the General Inspectorate Department (Internal Audit), which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines of defense accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Organization is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Organization.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis1, or whenever necessary, by the Board of

1 The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions:

Capital: the Organization seeks to maintain, permanently, a solid capital base to support the development of activities and cope with the risks incurred (in normal situations or of stress), as well as to support any losses arising from non-measurable risks and make possible strategic acquisitions. To meet this goal, capital buffers were established, which are part of the framework of risk appetite, which are defined and approved by the Board of Directors.

The Organization has established that the Indexes of Basel, Level I, of Common Equity and Leverage Ratio should correspond at least to the regulatory cap, plus the current Equity buffer. In the same sense, Grupo Bradesco Seguros (GBS) must maintain the minimum Solvency Index above the regulatory framework, in the consolidated view, according to the buffers defined.

Liquidity: the Organization aims to effectively comply with its obligations through diversified and low cost sources of funding to provide a cash structure compatible with the size of its obligations; thus, ensuring survival even in adverse scenarios without affecting its daily operations and incurring significant losses.

For this dimension, indicators were established for short- and long-term monitoring. The Short-Term Liquidity Coverage Ratio (LCR) corresponds to the ratio between the stock of High-Quality Liquidity Assets (HQLA) and the total number of outflows of cash, calculated according to the standardized stress by the Central Bank of Brazil. Now the Indicator of Long-Term Liquidity – NSFR (Net Stable Funding Ratio) corresponds to the ratio between the stable funding available and the stable funding necessary. For Grupo Bradesco Seguros, the control of liquidity risk consists in the sizing of the Minimum Reserve of Liquidity (RML), represented by the amount of resources needed to settle the obligations in situations of stress during the period of turbulence (30 days) and their relation with the Cash Available, which is composed predominantly by high-quality net assets.

Profitability: the Organization prioritizes diligence for the sustainable growth of its business and results and for the adequate remuneration of its equity, seeking to cover the remuneration expectation of its shareholders in relation to the risks assumed in their business.

The Organization periodically monitors key performance indicators of the results by line of business, segments and products. On the basis of these monitoring, analyses, projections and studies are made in order to inform the business areas and Senior Management about the individual and consolidated results, thus allowing conscious decision making and strategic reviews.

Loan: the Organization focus on domestic customers, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted, maintaining proper levels of provisions and concentrations.

The monitoring of credit risk is accomplished through continuous monitoring of portfolios and exhibitions, with assessment of the evolution of their volumes, delinquency, provisioning, studies of harvests, and equity, among others. Additionally, the Organization has a structured process of governance of limits of liability for approval of credit operations and recovery.

In relation to the risk appetite, metrics were defined to monitor the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per country). In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions, and an indicator of the percentage of Troubled Assets.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Market: the Organization aims to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude.

The Organization monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

For the Trading portfolio the indicators of Value at Risk (VaR), Stress Scenarios for a month and of Monthly and Quarterly Result are part of the risk appetite. For the Banking portfolio, the ΔEVE Internal Model, ΔEVE Outlier Test, ΔNII Internal Model and the Evolution of the Positions Evaluated at Market Value are monitored. Now for Grupo Bradesco Seguros, the indicators are the VaR for variable income and the interest rate risk (EVE).

Operational: the Organization aims to provide assurance with regard to appropriately carrying out its business in accordance with laws regulations and policies, ensuring that processes are covered by efficient controls.

In view of the wide range of products and services offered, as well as the significant volume of activities and operations made, the Organization can incur operating losses resulting from flaws, deficiency or inadequacy of internal processes, people and systems, or from external events.

In this sense, in the context of the Prudential Conglomerate, the Organization established limits of appetite and tolerance for operating losses, which are monitored on a monthly basis. Additionally, an indicator for monitoring the availability of the main channels of customer service and systems has been defined, aiming to provide continuous readiness in the customer service.

Reputation: the Organization monitors its reputation as perceived by customers, employees, regulatory authority, investors and the market in general, aiming to ensure the timely identification and assessment of potential sources of this risk and act preventively to mitigate them.

The control of reputation risk aims to ensure that the Organization evaluates and monitors the perception of various stakeholders in order to identify potential sources of risk in reputation and act in a timely manner to mitigate it.

The control of this risk is performed by means of a Consolidated Index of Reputation, which is subdivided into dimensions under which it is possible to determine the reputation of the Organization as perceived by customers, employees, regulatory authority, investors and the market in general.

Model: the Organization uses models to support the decision-making, preparation of financial reports and regulations, and to provide predictive information in several areas of the business. In this context, the Organization recognizes the existence of the risk associated with the use of the models and importance of its management process.

The Organization carries out the management and control of the model risk by means of assessment, inventory and classification of relevance and model risk, backed by processes of governance.

Qualitative Risk: in addition to the risks described above, the Organization is exposed to the risks of Third Party, Strategy, Socio-environmental, Underwriting, Cyber and Compliance. These risks are managed by means of processes and a governance structure that is composed of Departmental Committees, executive committees and Senior Management. The management of these risks has the backing of policies, standards and procedures that contribute to their proper management and control.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making.

The Organization has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is advise the Board of Directors in performing its duties, related to the management policy and to the risk exposure limits policy, and assure, within the scope of the Organization, the fulfillment of the processes, policies, related rules, and regulations and laws applicable to the Organization.

COGIRAC are supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In the governance structure it is also notable the Risk Committee, whose main purpose is to assess the structure of the Organization’s risk management and occasionally propose improvements.

COGIRAC and the Risk Committee advise the Board of Directors in the performance of its assignments related to the management and control of risks, capital, internal controls and compliance.

In this structure, the Integrated Risk Control Department (DCIR), whose mission is to promote and to implement risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner stands out. This Department is also responsible for complying with the Central Bank of Brazil rules for risk management activities.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of adverse events and circumstances on capital, on liquidity or on the value of a portfolio of the Organization.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. Stress testing results are discussed and approved in a specific Departmental Commission. Subsequently, they are submitted to the COGIRAC and Board of Directors, that, in addition to the scenarios and results of stress tests are also responsible for the approval of the program and guidelines to be followed.

Stress tests are used as a tool for managing risks: in its identification, measurement, evaluation, monitoring, control and mitigation of risks of the institution. The results of stress tests are used for evaluation of capital and liquidity levels of the institution, for preparation of the respective contingency plans, for evaluation of the capital adequacy and for the recovery plan. Similarly, the results are considered in the decisions related to strategic guidelines, definition of the levels and limits of risk appetite applied to the management of risks and capital, as well as in the definition of governance actions aimed at mitigation of risks identified by aligning them to the risk appetite of the Organization.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.1.	Capital Management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization’s strategic goals to support the risks inherent to its activities. In this way, it adopts a forward-looking stance when elaborating its capital plan, anticipating the need for capital for the next three (3) years, as well as establishing procedures and contingency actions to be considered in adverse scenarios.

The Organization manages capital in line with the strategic guidelines, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors. The structure of Capital Management Governance, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan is composed by Commissions, Committees and its highest-level body is the Board of Directors.

The Controllership Department ensures compliance with the stipulations of the Central Bank of Brazil pertaining to capital management activities and assistance to the Senior Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels.

The Organization also has a Recovery Plan, delivered to the Central Bank of Brazil in December of each year and approved by the Board of Directors in accordance with CMN Resolution No. 4,502, of June 30, 2016, establishing procedures for the preparation of recovery plans, in order to maintain adequate levels of capital and liquidity in situations of severe stress in financial institutions considered systemically important.

Reference Equity Adequacy

The Reference Equity (RE) adequacy is verified daily to ensure that the Organization maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The objective of the Central Bank of Brazil is that the financial institutions permanently maintain capital and additional Reference Equity Tier I (Conservation, Systemic and Countercyclical) compatible with the risks from their activities. The risks are represented by Risk-Weighted Assets (RWA), which is calculated based on, at least, the sum of credit, market and operational risk components.

Additionally, the Organization must maintain enough RE to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk).

Capital Sufficiency

The capital management process is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which the Organization operates.

The Organization’s capital management aims at permanently ensuring a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

Bradesco 47

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Forecast

The capital management area is responsible for making simulations and projections of the Organization’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Senior Management, pursuant to the governance established.

The projections for the next three years have adequate levels of Capital Ratios, considering the incorporation of net income and the evolution of the need for capital.

Analysis of Reference Equity (RE), Capital Ratios and Liquidity

The following table presents the main metrics established by prudential regulation, such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31
	2020	2019
	Prudential
Regulatory capital - values
Common equity	108,982,064	91,271,701
Level I	118,281,835	100,831,668
Reference Equity - RE	135,723,674	125,275,405
Excess of resources invested in permanent assets	-	-
RE Highlight	-	-
Risk-weighted assets (RWA) - amounts
Total RWA	858,692,912	759,051,325
Regulatory capital as a proportion of RWA
Index of Common equity - ICP	12.7%	12.0%
Level 1 Index	13.8%	13.3%
Basel Ratio	15.8%	16.5%
Additional Principal Capital (ACP) as a proportion of RWA
Additional Principal Capital Conservation - ACPConservation (1)	1.25%	2.50%
Additional Contracyclic Principal Capital - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Principal Capital - Systemic ACPS	1.00%	1.00%
Total ACP	2.25%	3.50%
Excess Margin of Principal Capital	5.94%	4.02%
Leverage Ratio (AR)
Total exposure	1,436,809,012	1,228,715,207
AR	8.2%	8.2%
Short Term Liquidity Indicator (LCR)
Total High Quality Liquid Assets (HQLA)	244,827,538	112,872,809
Total net cash outflow	137,247,662	78,493,191
LCR	178.4%	143.8%
Long Term Liquidity Indicator (NSFR)
Available stable funding (ASF)	744,316,530	635,623,931
Stable resources required (RSF)	618,540,418	551,731,471
NSFR	120.3%	115.2%

(1) CMN Resolution No. 4,783/20, from April 2020, establishes the reduction of the Common Equity Additional for Conservation (ACPConservação) from 2.5% to 1.25%, for the term of one year and after this period, the requirement will gradually be restored until March 31, 2022 to the level of 2.5%.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

The following table presents information on the amount of RWA used to determine the minimum RE requirement, as established in art. 4 of CMN Resolution No. 4,193/13:

RWA	R$ thousand
	RWA		Minimum RE requirement (3)
	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019

Credit Risk - treatment using a standardized approach	779,588,539	680,907,696	62,367,083	54,472,614
Credit risk in the strict sense (1)	642,582,738	596,741,812	51,406,619	47,739,345
Counterparty credit risk (CCR)	35,625,687	24,919,371	2,850,055	1,993,549
- Of which: through standardized approach to counterparty credit risk (SA-CCR)	23,851,517	15,295,904	1,908,121	1,223,672
- Of which: using the EMC approach	-	-	-	-
- Of which: using other approaches	11,774,170	9,623,467	941,934	769,877
Increase related to the adjustment associated with the variation in the value of derivatives due to the variation in the credit quality of the counterparty (CVA)	14,687,826	6,519,630	1,175,026	521,570
Unconsolidated fund shares - underlying assets identified	3,960,234	5,217,631	316,819	417,410
Unconsolidated fund shares - underlying assets inferred according to fund regulations	-	-	-	-
Unconsolidated fund shares - unidentified underlying assets	-	3,989,766	-	319,181
Securitization exposures - requirement calculated using standardized approach	2,791,550	2,173,417	223,324	173,873
Values referring to exposures not deducted in the calculation of PR (2)	79,940,504	41,346,069	6,395,240	3,307,686
Market Risk (3)	14,690,553	13,571,488	1,175,244	1,085,719
- Of which: requirement calculated using standardized approach (RWAMPAD)	8,805,006	16,029,113	704,400	1,282,329
- Of which: requirement calculated using internal model (RWAMINT)	14,690,553	13,571,488	1,175,244	1,085,719
Operational Risk	64,413,820	64,572,141	5,153,106	5,165,771
Total	858,692,912	759,051,325	68,695,433	60,724,104

(1) It does not include Counterparty Credit Risk operations;

(2) As defined in Resolution No. 4,192/13, 3, art. 4; and

(3) Composed of a maximum of 80% of the standardized model (RWAMPAD) and internal model (RWAMINT), according to Circular No. 3,646 and No. 3,674.

3.2.	Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Bradesco 49

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Counterparty Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization exercises complete control over its net position (the difference between purchase and sale agreements) and potential future exposures from operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted by the Organization’s to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Organization establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Organization performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives that is consolidated by the counterpart both for the definition of the EAD (Exposure At Default) and the CVA (Credit Value Adjustment).

Also in this context, the Organization conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Organization is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Additionally, from June 2019, the calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWACPAD) has been updated following the Central Bank of Brazil’s Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of defense of the Organization, several areas actively participate in improving the client risk rating models.

This structure continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Concession

The variety of business models allows direct and convenient channels customer services in the various regions of Brazil. The segments strategies corroborate, both for Individuals and Companies, to a good customer relationship and to the assertive offer of products and services.

The Organization’ strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Organization’s credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors, depending on the values involved.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Organization has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Organization, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,327 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Organization’s economic groups/ customers (Rating Operação Final – ROF) is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment and value of credit contracted.

Customer Rating for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Rating are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

Customer rating is used in the analysis for granting and/or renewing operations and credit limits, as well as for the monitoring of the economic-financial situation of a company and its capacity to repay the loans contracted.

Control and Monitoring

The credit risk of the Organization has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, credit recoveries, gross and net losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

52 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

With the objective of highlighting the risk situations that could result in the customers’ inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Organization evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Organization about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

•	Stage 1: Financial assets with no significant increase in credit risks;
•	Stage 2: Financial assets with significant increase in credit risks; and
•	Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below:

Retail Portfolio:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
•	Re-categorization from stage 3 to stage 2: Financial assets that bring current the values overdue and whose internal ratings migrated to medium risk; and
•	Re-categorization from stage 2 to stage 1: Financial assets that bring current the values overdue and whose internal ratings migrated to low risk.

Wholesale Portfolio:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets whose obligations are overdue between 31 and 90 days or whose internal rating of customers migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets whose relevant obligations are overdue by up to 90 days or that present bankruptcy events, judicial recovery, restructuring of debt or need for execution of guarantees;

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•	Re-categorization from stage 3 to stage 2: Financial assets that no longer have any of the stage 3 criteria and whose internal ratings migrated to medium risk; and
•	Re-categorization from stage 2 to stage 1: Financial assets that bring current the values overdue and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Organization regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Organization at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the credit risk exposure of the financial instruments:

	R$ thousand
	On December 31, 2020		On December 31, 2019
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 18)	107,602,594	-	109,610,999	-
Financial assets at fair value through profit or loss (Note 19)	275,986,689	-	249,759,777	-
Financial assets at fair value through other comprehensive income (Note 21) (1)	185,841,975	-	192,450,010	-
Loans and advances to banks (Note 22)	191,425,663	(932)	59,083,791	(44,465)
Loans and advances to customers (Note 23)	513,216,763	(39,579,405)	457,392,375	(33,863,659)
Securities at amortized cost (Note 24)	185,179,363	(5,555,469)	171,551,837	(4,633,477)
Other financial assets (Note 29)	52,416,117	-	56,101,781	-
Provision for Expected Credit Loss
Loan commitments (Notes 23 and 40)	255,953,637	(3,859,316)	249,866,767	(2,318,404)
Financial guarantees (Notes 23 and 40)	80,236,602	(2,318,930)	78,231,145	(1,970,321)
Total risk exposure	1,847,859,403	(51,314,052)	1,624,048,482	(42,830,326)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

The Organization’s maximum credit risk exposure was R$1,847,859,403 thousand in 2020, which was an increase of 13.8% compared to 2019.

Of this exposure, R$107,602,594 thousand, or 5.8% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

Financial assets at fair value through profit or loss (14.9% of total exposure) are mostly low credit risk, composed mainly of Brazilian government securities at fair value and also include derivative financial instruments.

54 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial assets at fair value through other comprehensive income amounted to R$185,841,975 thousand (10.1% of total exposure), are recorded at fair value with changes in ECL recognized in profit or loss and are represented mostly by Brazilian government securities, for details of these assets, see Note 21.

Loans and advances to financial institutions, which are 10.4% of the total, consist basically of reverse repurchase agreements which have a low credit risk.

Loans and advances to customers represent 27.8% of the total exposure, for details of these assets and the expected loss, see Note 23 for details.

Financial assets at amortized cost represent 10.0% of the total, for details of these assets, see Note 24.

Operations classified as “Other financial assets” represent 2.8% of the total and are basically comprised of foreign exchange operations and escrow deposits.

In 2020, items not recorded in the consolidated balance sheet regarding loan commitments and financial guarantees (recorded in memorandum accounts) totaled R$336,190,239 thousand, representing 18.2% of total exposure.

Loans and advances to customers

Concentration of credit risk

	On December 31
	2020	2019
Largest borrower	2.1%	1.9%
10 largest borrowers	7.5%	7.7%
20 largest borrowers	10.9%	11.3%
50 largest borrowers	15.7%	16.7%
100 largest borrowers	19.2%	20.1%

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	On December 31 - R$ thousand
	2020	%	2019	%
Public sector	11,810,973	2.3	8,899,863	1.9
Oil, derivatives and aggregate activities	10,661,873	2.1	8,870,762	1.9
Production and distribution of electricity	1,074,867	0.2	3,032	-
Other industries	74,233	-	26,069	-
Private sector	501,405,790	97.7	448,492,512	98.1
Companies	244,976,110	47.7	218,076,522	47.7
Real estate and construction activities	20,092,249	3.9	21,695,592	4.7
Retail	36,498,461	7.1	35,521,621	7.8
Services	30,108,475	5.9	20,136,089	4.4
Transportation and concession	23,662,184	4.6	20,807,687	4.5
Automotive	15,625,309	3.0	12,723,830	2.8
Food products	13,378,255	2.6	11,067,069	2.4
Wholesale	16,479,704	3.2	14,327,816	3.1
Production and distribution of electricity	6,979,203	1.4	2,868,563	0.6
Siderurgy and metallurgy	10,036,586	2.0	9,022,956	2.0
Sugar and alcohol	6,878,558	1.3	6,191,961	1.4
Other industries	65,237,126	12.7	63,713,338	13.9
Individuals	256,429,680	50.0	230,415,990	50.4
Total portfolio	513,216,763	100.0	457,392,375	100.0
Impairment of loans and advances	(39,579,405)		(33,863,659)
Total of net loans and advances to customers	473,637,358		423,528,716

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousand
	2020		2019
	Book value (1)	Fair Value Guarantees	Book value (1)	Fair Value Guarantees
Companies	256,810,316	89,481,169	230,415,990	139,878,361
Stage 1	217,561,123	75,882,476	199,384,194	127,231,341
Stage 2	13,960,366	5,035,349	19,594,716	10,277,550
Stage 3	25,288,827	8,563,344	11,437,080	2,369,470

Individuals	256,406,447	150,298,522	226,976,385	90,693,689
Stage 1	195,239,164	126,281,157	195,924,808	77,930,093
Stage 2	38,023,532	18,408,513	13,106,024	6,546,880
Stage 3	23,143,751	5,608,852	17,945,553	6,216,716
Total	513,216,763	239,779,691	457,392,375	230,572,050

(1) Of the total balance of loan operations, R$354,814,000 (2019 – R$311,522,000 thousand) refers to operations without guarantees.

3.3.	Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Organization’s financial instruments, such as our asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

In compliance with the best Corporate Governance practices, to preserve and strengthen our Management of market risk of the Organization, as well as to meet the requirements of Resolution No. 4,557, of the National Monetary Council, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•	Classification of Operations;
•	Reclassification of Operations;
•	Trading of Public or Private Securities;
•	Use of Derivatives; and
•	Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Bradesco 57

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The Trading Portfolio is monitored with the following limits:

•	Value at Risk (VaR);
•	Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
•	Income; and
•	Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

•	Variation of economic value due to the variation in the interest rate – ∆EVE (Economic Value of Equity); and
•	Variation of the net revenue of interest due to the variation in the rate of interest – ∆NII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in which the Organization portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio of Prudential Conglomerate are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

58 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Organization’s income, respectively, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Organization’s variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ fair value, the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission was established. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from by the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the fair value process are adopted by the Organization:

•	Commitment: the Organization is committed to ensuring that the prices used reflect the market value of the operations. Should information not be found, the Organization uses its best efforts to estimate the market value of the financial instruments;
•	Frequency: the formalized mark-to-market criteria are applied on a daily basis;
•	Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;
•	Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and
•	Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

Bradesco 59

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In December 2014, the National Monetary Council published Resolution No. 4,389, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at market value and guidelines for the application of prudential adjustments for such instruments. The Organization aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Organization created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco’s Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

•	control and classify the transactions, respecting the exposure and risk limits in effect;

•	alter, modify or revert positions due to changes in the market and to operational strategies; and
•	reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the “hedge accounting” category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

60 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Cash flow Hedge

On December 31, 2020, Bradesco maintained cash flow hedges. See more details in Note 20.

Standardized and “Continuous Use” Derivatives

Organization’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousand
	On December 31
	2020		2019
	Assets	Liabilities	Assets	Liabilities
Fixed rates	20,597,165	18,949,022	15,619,889	12,954,739
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	5,151,508	2,598,754	889,026	1,476,167
Exchange coupon	348,315	336,868	221,069	1,135,449
Foreign Currency	485,660	402,441	759,320	1,437,774
Equities	801,588	794,455	461,860	427,778
Sovereign/Eurobonds and Treasuries	7,373,381	3,973,859	3,783,134	5,007,199
Other	449,161	186,396	384,269	25,793
Total	35,206,778	27,241,795	22,118,567	22,464,899

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$12,207 thousand in the end of 2020, with Equities as the largest risk factor participation of the portfolio.

Risk factors	R$ thousand
	On December 31
	2020	2019
Fixed rates	5,014	1,614
IGPM/IPCA	3,645	2,774
Exchange coupon	342	415
Foreign Currency	4,704	5,327
Sovereign/Eurobonds and Treasuries	7,477	3,834
Equities	2,422	707
Other	154	2,122
Correlation/diversification effect	(11,551)	(6,820)
VaR at the end of the year	12,207	9,973

Average VaR in the year	38,522	10,263
Minimum VaR in the year	8,140	6,469
Maximum VaR in the year	104,811	15,309

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon2 (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2019		2018
	VaR	Stressed	VaR	Stressed
Interest rate	14.662	58.629	8.131	47.851
Exchange rate	34.638	104.429	5.666	20.959
Commodity price (Commodities)	465	1.637	8.194	14.704
Equities	2.766	3.772	3.355	4.844
Correlation/diversification effect	(9.959)	(29.875)	(7.569)	33.180
VaR at the end of the year	42.572	138.592	17.777	121.538

Average VaR in the year	43.294	106.636	69.852	117.946
Minimum VaR in the year	16.606	34.838	17.777	57.523
Maximum VaR in the year	122.507	298.703	252.797	231.080

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, in the hypothetical and effective views, exceeded the respective VaR with a 99% confidence level five times in 2020 and, in 2019 the daily results corresponding to the last 250 business days did not exceed their VaR with a 99% confidence level.

According to the document published by the Basel Committee on Banking Supervision,3 exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

3 The Basel Committee on Banking Supervision is an organization that brings together banking supervisory authorities in order to strengthen the soundness of financial systems.

62 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$187,519 thousand in 2020 (2019 – R$160,661 thousand), and the maximum estimated loss in the year of 2020 would be R$380,446 thousand (2019 – R$286,273 thousand).

	R$ thousand
	On December 31
	2020	2019
At the end of the year	90,071	103,444
Average in the year	187,519	160,661
Minimum in the year	56,369	67,675
Maximum in the year	380,446	286,273

Note: Values net of tax effects.

Sensitivity Analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$5.23 was used, while for a 1-year fixed interest rate of 2.86%, a scenario of 2.87% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$6.47 was used, while for a 1-year fixed interest rate of 2.86%, a 3.57% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.18 a scenario of R$7.77 was used, while for a 1-year fixed interest rate of 2.86%, a 4.29% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Bradesco 63

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		On December 31
		2020			2019
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(105)	(11,776)	(23,317)	(97)	(14,128)	(27,256)
Price indexes	Exposure subject to variations in price index coupon rates	(1,788)	(41,702)	(84,093)	(904)	(29,440)	(56,245)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(32)	(3,256)	(6,485)	(10)	(689)	(1,373)
Foreign currency	Exposure subject to exchange rate variations	(1,597)	(39,926)	(79,852)	(2,772)	(74,695)	(149,390)
Equities	Exposure subject to variation in stock prices	(354)	(8,856)	(17,712)	(228)	(5,710)	(11,420)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(167)	(11,955)	(23,430)	(699)	(29,099)	(56,736)
Other	Exposure not classified in other definitions	-	(41)	(82)	-	(26)	(52)
Total excluding correlation of risk factors		(4,043)	(117,512)	(234,971)	(4,710)	(153,787)	(302,472)
Total including correlation of risk factors		(2,647)	(73,605)	(147,689)	(2,617)	(72,476)	(145,411)

(1) Values net of taxes.

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Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking Portfolios (1)
		On December 31
		2020			2019
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,180)	(1,553,493)	(2,974,461)	(14,670)	(1,895,973)	(3,775,039)
Price indexes	Exposure subject to variations in price index coupon rates	(27,143)	(2,227,123)	(4,031,341)	(16,840)	(1,312,832)	(2,397,962)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2,277)	(71,852)	(141,860)	(1,035)	(71,631)	(139,560)
Foreign currency	Exposure subject to exchange rate variations	(2,202)	(65,746)	(131,493)	(3,136)	(71,103)	(142,206)
Equities	Exposure subject to variation in stock prices	(43,353)	(1,083,824)	(2,167,648)	(28,808)	(720,192)	(1,440,384)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,339)	(14,019)	(27,608)	(1,399)	(52,962)	(104,190)
Other	Exposure not classified in other definitions	(30)	(748)	(1,496)	(66)	(1,660)	(3,320)
Total excluding correlation of risk factors		(88,524)	(5,016,805)	(9,475,907)	(65,954)	(4,126,353)	(8,002,661)
Total including correlation of risk factors		(73,350)	(4,168,903)	(7,883,903)	(42,209)	(3,038,149)	(5,919,579)

(1) Values net of taxes.

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Notes to the Consolidated Financial Statements

3.4.	Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Liquidity Risk Management Process

The liquidity risk management is executed by the Organization at the corporate level and permeates all layers of governance. The following are the responsibilities of the departments responsible for the management and control of liquidity risk:

Treasury Department	☐	Perform the day-to-day management of cash and liquidity;
	☐	Propose limits for the indicators of control of the liquidity risk, as well as the levels for the flagging alerts;
	☐	Meet the strategic and operational limits established;
	☐	Report on matters related to the management of liquidity of the Asset and Liability Management Treasury Executive Committee;
Integrated Risk Control Department	☐	Propose the metrics of control of liquidity and concentration, considering its appropriate approval in the process of governance established;
	☐	Calculate and disclose the indicators for monitoring and control of liquidity periodically;
	☐	Provide tools for simulation of the main indicators implemented;
	☐	Report on matters related to the control and monitoring of the liquidity risk in the committees and executive committees where the theme is addressed;
Support Areas (Shares and Custody Department, International and Foreign Exchange Department and Department of Controllership)	☐	Execute the projection of cash flows for the monitoring of liquidity, including intraday;
	☐	Prepare the cash flows provided up to the horizon of 12 months and refer to the areas of interest;
	☐	Check and ensure consistency, integrity and completeness of the database available daily to managers and controllers of the liquidity risk;
	☐	Provide management information on the cash flow to the Treasury Department, as well as any significant changes in the levels of reserves of the Banks of the Conglomerate;
	☐	Provide management information on the mismatch mapping of the Treasury Department.

Policies and Standards

The process of managing the liquidity risk is composed of policies and standards that establish criteria related to our diversification of funding sources of the Organization.

The Liquidity Risk Management Policy ensures that there are rules, procedures and controls that ensure to the Organization the appropriate level of liquidity and diversification of its funding.

In turn, the Liquidity Risk Standard for the Prudential Conglomerate describes procedures and controls of the Organization for the liquidity risk, among them, the control of concentration of raising

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funds by product and counterpart.

In the executive committees of the Organization concentrations of funding from product, counterpart and deadlines are reported.

Control and Monitoring

The liquidity risk management of the Organization is performed using tools developed on platforms and validated by independent areas of the Organization. Among the key metrics and indicators considered in the framework of liquidity risk, are:

•	Information on the Liquidity Coverage Ratio (LCR): A measure of the sufficiency of liquid instruments to honor the cash outflows of the Organization within the next thirty days in a scenario of stress;
•	Net Stable Funding Ratio (NSFR): A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Organization;
•	Loss of deposits to different time horizons;
•	Maps of concentration of funding in different visions (product, term and counterpart); and
•	Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

•	Diversification of funding as to the counterpart, product and term;
•	Adoption of managerial limits of liquidity, in addition to those required by the regulator;
•	Prior analysis of products which may affect the liquidity before their implementation; and
•	Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Contingency Plan

According to Article 38, paragraph II of Central Bank of Brazil’s Resolution No. 4,557 of February 23, 2017, all institutions should have a liquidity contingency plan. The liquidity contingency plan of the Organization covers the following points:

•	Group of crisis management;
•	Key responsibilities of the group of crisis management;
•	Indicators for monitoring;
•	Actions to mitigate the crisis; and
•	Frequency of revision of the plan.

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Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Organization's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

• Daily distribution of liquidity control instruments;

• Automatic intraday update of liquidity reports for the proper management of the Treasury Department;

• Preparation of reports with past and future movements, based on scenarios;

• Daily verification of compliance with the minimum liquidity level;

• Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and

• Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of the Organization receive the reports.

LCR – Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is designed to ensure that the Organization maintains a sufficient level of liquid assets to cover liquidity needs in an eventual stress scenario. The LCR is the ratio between the stock of High Quality Liquid Assets (HQLA) and total net cash outflow, calculated based on a generic stress scenario. The formula shows the main components of the indicator as follows:

In accordance with the LCR implantation schedule defined by Basel, the level of the ratio between High Quality Liquid Assets and total net cash outflows must comply with the following schedule:

Year	2016	2017	2018	As of 2019
% Required	70%	80%	90%	100%

The stress scenarios parameterization was conducted by the Regulator to capture idiosyncratic and market shocks, considering the period of 30 days. The items below show some of the shocks included in the methodology:

•	The partial loss of retail and uncollateralized wholesale funding, as well as short-term funding capacity;
•	The additional outflow of funds, contractually foreseen, due to the downgrading of the institution’s credit rating by up to three levels, including eventual additional collateral requirements;
•	An increase in the volatility of factors that impact collateral quality or the potential future exposure of derivative positions, resulting in the application of larger collateral discounts or a call for additional collateral or in other liquidity requirements;
•	Withdrawals of higher than expected amounts from credit/liquidity lines granted; and
•	The potential need to repurchase debt or honor non-contractual obligations in order to mitigate reputational risk.

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High Quality Liquid Assets (HQLA)

HQLA are assets that maintain their market liquidity in periods of stress and that meet the minimum requirements established by the Central Bank of Brazil, such as, among others, being free of any legal impediment or restriction; suffering little or no loss in market value when converted into cash; having a low credit risk; easy and accurate pricing; and being traded in an active and important market, with little difference between the purchase and sale price, high traded volume and a large number of participants. These assets are subject to weighting factors which may reduce their value, for example, in accordance with the risk rating of their issuer or the historic variation in their market price, among other requirements.

Cash Outflows and Inflows

Cash outflows are the result of a reduction in deposits and funding; the maturity of securities issued; scheduled contractual obligations for the next 30 days; margin adjustments and calls in derivative operations; the utilization/withdrawal of credit and liquidity lines granted by the Bank; and contingent cash outflows.

Cash inflows for the next 30 days correspond to the expected receipt of loans and financings; deposits; securities; and margin adjustments and easing in derivative operations.

The following table shows information of the Short-term Liquidity Coverage Ratio – LCR, relating to the cash inflows and outflows, as well as stock of High Quality Liquid Assets (HQLA), according to definitions and calculation methodology set out in Circular No. 3,749/15.

R$ thousand
Information on the Liquidity Coverage Ratio (LCR)
Number of Lines		On December 31 (1)		On December 31 (2)
		2020		2019
		Average Amount (3)	Weighted Average Amount (4)	Average Amount (3)	Weighted Average Amount (4)
	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		244,827,538		112,872,809
	Cash Outlows
2	Retail funding:	325,354,419	29,651,389	239,379,478	21,636,196
3	Stable funding	170,521,207	8,526,060	129,085,762	6,454,288
4	Less stable funding	154,833,212	21,125,329	110,293,716	15,181,908
5	Non-collateralized wholesale funding:	235,478,141	97,681,458	132,504,666	53,070,146
6	Operating deposits (all counterparties) and affiliated cooperative deposits	12,635,960	631,798	9,638,912	481,946
7	Non-operating deposits (all counterparties)	220,227,439	94,434,918	121,673,837	51,396,283
8	Other non-collateralized wholesale funding	2,614,742	2,614,742	1,191,917	1,191,917
9	Collateralized wholesale funding	-	4,581,792	-	3,828,662
10	Additional requirements:	109,487,520	14,836,353	113,180,204	14,729,075
11	Related to exposure to derivatives and other collateral requirements	11,778,909	6,330,665	14,457,167	6,617,026
12	Related to funding losses through the issue of debt instruments	1,085,406	1,085,406	765,093	765,093
13	Related to lines of credit and liquidity	96,623,205	7,420,282	97,957,944	7,346,956
14	Other contractual obligations	36,339,264	34,400,518	37,020,644	35,080,897
15	Other contingent obligations	131,523,849	5,164,538	132,713,942	5,420,129
16	Total cash outflows	-	186,316,048	-	133,765,105
	Cash Inflows
17	Collateralized loans	201,944,617	1,425,648	65,979,377	896,126
18	Outstanding loans whose payments are fully up-to-date	28,197,590	16,599,016	32,730,607	20,645,466
19	Other cash inflows	38,376,788	31,043,722	41,453,133	33,730,321
20	Total cash inflows	268,518,995	49,068,386	140,163,117	55,271,913

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Notes to the Consolidated Financial Statements

R$ thousand
		Total Adjusted Amount (5)	Total Adjusted Amount (5)
21	Total HQLA	244,827,538	112,872,809
22	Total net cash outflow	137,247,662	78,493,191
23	LCR (%) (5)	178.4%	143.8%

(1) Calculated based on the simple daily average of the months that compose the fourth quarter (63 observations);

(2) Calculated based on the simple daily average of the months that compose the fourth quarter (61 observations);

(3) Corresponds to the total balance related to the item of cash inflows or outflows;

(4) Corresponds to the value after application of the weighting factors; and

(5) Corresponds to the calculated value after the application of weighting factors and limits.

The amount of net assets (HQLA) resulted in an average of R$244.8 billion in the fourth quarter of 2020, compared to an average of R$112.9 billion in the fourth quarter of 2019.

Related to the cash outflows, based on the regulatory stress scenario (line 16), about 68.3% are redemptions and non-renewals of retail and wholesale funding without collateral (unsecured), as shown on lines 2 and 5 of the table.

Another relevant group is the item “Other contractual obligations” (line 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to an average of R$49.1 billion in the fourth quarter of 2020, most significant are the receipts of loans operations (partial renewal), the inflows of Trade Finance operations, cash and cash equivalents and redemptions of securities in addition to the inflow of transfer and credit card operations.

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) aims to assess if the Organization is financing its activities (assets) from more stable sources of funding (liabilities). The NSFR corresponds to the ratio between the Available Stable Funding (ASF) and the Required Stable Funding (RSF), which are defined according to the structures of assets and liabilities of the institution that are weighted according to the definitions of the Regulator.

The following figure shows the main components of the indicator:

Available Stable Funding (ASF)

The available stable funding is represented by the Liabilities and Shareholders’ Equity, which are weighted according to their stability, in which the resources considered as more stable are determined mainly by behavioral aspects of the customers, also considering their relationship with the institution, legal aspects and other variables implied.

Required Stable Funding (RSF)

The required stable funding is determined according to the assets in the balance sheet and other financial instruments, for example, credit limits provided and guarantees given, which are weighted by aspects related to the type of operation, maturity, and counterparty, among others.

The following table provides information regarding the Net Stable Funding Ratio (NSFR) and its components, as set forth in Circular No. 3,869/17:

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R$ thousand
Information on the Long-term Indicator (NSFR)
Number of Lines		On December 31, 2020 (1)				Weighted Average (2)
		Amount per effective term of residual maturity
		Without expiration	Less than 6 months	Greater than or equal to 6 months and less than one year	Greater than or equal to one year
	Available stable funding (ASF)
1	Capital	170,608,338	-	-	18,313,273	188,921,611
2	Reference Equity, gross of regulatory deductions	170,608,338	-	-	-	170,608,338
3	Other instruments not included in line 2	-	-	-	18,313,273	18,313,273
4	Retail funding:	162,839,765	179,861,858	803,877	2,236,352	320,279,728
5	Stable funding	98,174,559	79,593,950	-	-	168,880,084
6	Less stable funding	64,665,206	100,267,908	803,877	2,236,352	151,399,644
7	Wholesale Funding, of which:	40,091,080	503,793,771	36,532,855	82,124,727	231,014,206
8	Operating deposits and deposits of affiliated cooperatives	13,264,244	-	-	-	6,632,122
9	Other wholesale fundings	26,826,836	503,793,771	36,532,855	82,124,727	224,382,084
10	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	28,703,455	2,570,541	128,837	-
11	Other liabilities, of which:	67,492,309	49,383,786	-	-	4,100,984
12	Derivatives whose replacement value is less than zero	-	17,816,827	-	-	-
13	Other liabilities or shareholders' equity not included in the previous items	67,492,309	31,566,959	-	-	4,100,984
14	Total of Available Stable Funding (ASF)	-	-	-	-	744,316,530
15	Total High Quality Liquid Assets (HQLA)	-	-	-	-	12,066,027
16	Operating deposits held in other financial institutions	-	-	-	-	-
17	Securities, securities and transactions with financial institutions, non-financial institutions and central banks, of which:	6,869,747	334,657,624	78,329,704	322,434,714	393,088,895
18	Transactions with financial institutions collateralized by Level 1 HQLA	-	19,755,276	-	-	1,975,528
19	Transactions with financial institutions collateralized by HQLA Level 2A, Level 2B or without collateral	-	174,506,606	3,808,402	6,103,626	10,717,167
20	Loans and financing granted to wholesale, retail, central government and central bank operations, of which:	-	121,625,294	59,029,816	196,243,241	262,649,323
21	Operations with a Risk Weighting Factor (FPR) of less than or equal to 35%, pursuant to Circular No. 3644, of 2013	-	-	-	228,587	149,060
22	Residential real estate financing, of which:	-	3,040,642	2,778,993	42,524,930	33,760,904
23	Operations that comply with the provisions of Circular No. 3644, of 2013, art. 22	-	3,040,642	2,778,993	42,524,930	33,760,904
24	Securities not eligible for HQLA, including shares traded on the stock exchange	6,869,747	15,729,806	12,712,493	77,334,330	83,836,913
25	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	29,448,146	1,627,240	92,779	-
26	Other assets, of which:	210,548,649	45,074,927	(369,026)	8,192,910	201,162,188
27	Operations with gold and commodities, including those with a forecast of physical settlement	-	-	-	-	-
28	Assets provided as a result of the deposit of initial guarantee margin in operation with derivatives and participation inmutualized guarantee funds of clearing houses and clearing and settlement service providers that are interposed as central counterparty	-	-	-	4,080,085	3,468,072

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R$ thousand
29	Derivatives whose replacement value is greater than or equal to zero	-	23,905,679	-	-	-
30	Derivatives whose replacement value is less than zero, gross of the deduction of any guarantee provided as a result of the margin deposit	-	-	-	-	7,345,256
31	Other assets not included in the previous lines	210,548,649	21,169,248	(369,025)	4,112,825	190,348,860
32	Transactions not recorded in the statement of financial position	-	337,046,292	-	-	12,223,309
33	Total Required Stable Funding (RSF)	-	-	-	-	618,540,418
34	NSFR (%)					120.3%

(1) Corresponding to the total statement of financial position; and

(2) Corresponding to the value after applying the weighting factors.

The NSFR long-term indicator presented a volume weighted for available stable funding resources much higher to that of required stable funding resources, with a surplus weighted balance of R$125,776,112 thousand, resulting in an indicator of 120.3%.

The amount of available stable funding (ASF) is formed largely by the funding of customers considering the level of stability as the main factor for the contribution of the ASF. The calculation of December 2020 for the ASF presented a participation of 43% from the funding of Retail and 31% from the funding of Wholesale.

The values of required stable funding (RSF) are constituted by the asset items and by items not recognized on the statement of financial position. These statement of financial position items are weighted according to their respective liquidity profile, therefore, the items related to loans and other assets, with low or no liquidity, feature prominently in the RSF (high weighting factors), while highly liquid assets, such as, for example unpledged federal public securities, receive low weighting factors. On December 31, 2020, the loan operations (line 20) accounted for 42% of the total RSF, while other assets (line 31) participated in 31% of the RSF.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	On December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Deposits from banks	261,441,379	13,437,266	16,745,882	8,378,815	15,317,318	315,320,660
Deposits from customers	193,450,578	22,163,986	85,235,469	256,887,231	9,364	557,746,628
Securities issued	739,423	17,449,438	47,790,440	66,068,592	1,961,667	134,009,560
Subordinated debt	2,535	5,971	68,945	33,230,835	13,590,851	46,899,137
Other financial liabilities (1)	49,615,853	5,797,460	9,883,756	7,970,731	2,260,247	75,528,047
Total liabilities	505,249,768	58,854,121	159,724,492	372,536,204	33,139,447	1,129,504,032

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	R$ thousand
	On December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Deposits from banks	211,933,285	7,951,703	17,687,715	16,148,899	5,095,470	258,817,072
Deposits from customers	155,375,679	5,905,668	50,655,420	152,739,946	12,720	364,689,433
Securities issued	5,525,148	15,106,936	64,755,163	105,451,340	7,777,040	198,615,627
Subordinated debt	756	34,732	33,848	15,617,690	33,705,500	49,392,526
Other financial liabilities (1)	49,689,795	13,312,723	4,436,523	9,071,260	2,610,826	79,121,127
Total liabilities	422,524,663	42,311,762	137,568,669	299,029,135	49,201,556	950,635,785

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted contractual cash flows of the financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

The gross cash outflows presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•	Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
•	Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	On December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	205,379	185,993	4,125,850	6,097,591	249,009	10,863,822
Non-deliverable forwards	1,020,584	252,454	571,226	89,059	-	1,933,323
• Purchased	477,415	140,329	274,623	84,010	-	976,377
• Sold	543,169	112,125	296,603	5,049	-	956,946
Premiums of options	1,143,498	80,198	250,664	1,043,564	592,180	3,110,104
Other	362,780	251,689	564,300	81,637	2,062	1,262,468
Adjustment payables - future	19,366	-	-	-	-	19,366
Total of derivative liabilities	2,751,607	770,334	5,512,040	7,311,851	843,251	17,189,083

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	R$ thousand
	On December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	2,464,064	385,676	510,465	7,826,017	730,510	11,916,732
Non-deliverable forwards	90,835	115,400	151,731	67,247	-	425,213
• Purchased	79,986	80,476	129,615	66,498	-	356,575
• Sold	10,849	34,924	22,116	749	-	68,638
Premiums of options	361,740	33,437	114,228	956,353	66,493	1,532,251
Other	153,047	115,947	150,988	62,388	-	482,370
Adjustment payables - future	23,676	-	-	-	-	23,676
Total of derivative liabilities	3,093,362	650,460	927,412	8,912,005	797,003	14,380,242

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Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2020
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	107,602,594	-	-	-	-	-	107,602,594
Financial assets at fair value through profit or loss	16,514,868	23,110,617	21,495,431	165,166,660	36,104,212	13,594,901	275,986,689
Financial assets at fair value through other comprehensive income	17,130,008	26,482,001	16,341,164	67,419,613	43,319,150	15,150,039	185,841,975
Loans and advances to customers, net of impairment	48,686,483	114,058,384	65,199,454	245,684,709	8,328		473,637,358
Loans and advances to banks, net of impairment	168,750,356	14,027,853	2,915,463	5,731,059	-	-	191,424,731
Securities, net of provision for losses	126,822	20,225,202	16,938,842	79,727,828	62,605,200		179,623,894
Other financial assets (1)	36,952,129	733,796	318,706	11,575,832	2,835,654		52,416,117
Total financial assets	395,763,260	198,637,853	123,209,060	575,305,701	144,872,544	28,744,940	1,466,533,358

Liabilities
Financial liabilities at amortized cost
Deposits from banks	221,467,747	18,319,819	9,944,641	17,547,960	-	-	267,280,167
Deposits from customers (2)	202,956,338	50,518,912	54,368,623	237,448,870	-	-	545,292,743
Securities issued	2,461,435	33,338,441	34,365,862	74,738,087	-	-	144,903,825
Subordinated debt	8,307,884	22,838	383,673	34,971,870	-	9,559,967	53,246,232
Other financial liabilities (3)	49,615,853	14,456,376	1,224,840	7,970,731	2,260,247	-	75,528,047
Financial liabilities at fair value through profit or loss	5,462,495	1,063,954	937,849	11,233,384	-	-	18,697,682
Provision for Expected Credit Loss
Loan Commitments	-	-	-	3,859,316	-	-	3,859,316
Financial guarantees	-	-	-	2,318,930	-	-	2,318,930
Insurance technical provisions and pension plans (2)	234,914,602	-	-	44,550,782	-	-	279,465,384
Total financial liabilities	725,186,354	117,720,340	101,225,488	434,639,930	2,260,247	9,559,967	1,390,592,326

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2019
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	109,610,999	-	-	-	-	-	109,610,999
Financial assets at fair value through profit or loss	238,533,342	1,656,694	697,750	6,739,576	2,132,415	-	249,759,777
Financial assets at fair value through other comprehensive income	10,143,306	21,137,632	9,604,834	100,201,043	41,411,881	9,951,314	192,450,010
Loans and advances to customers, net of impairment	58,050,113	106,578,634	66,089,533	149,779,180	43,031,256	-	423,528,716
Loans and advances to banks, net of impairment	48,010,255	5,636,401	3,219,405	2,217,730	-	-	59,083,791
Securities, net of provision for losses	34,408,860	21,261,680	16,049,734	46,629,975	48,568,111	-	166,918,360
Other financial assets (1)	42,308,091	115,534	500,348	10,564,411	2,613,397	-	56,101,781
Total financial assets	541,064,966	156,386,575	96,161,604	316,131,915	137,757,060	9,951,314	1,257,453,434

Liabilities
Financial liabilities at amortized cost
Deposits from banks	174,921,285	21,892,194	11,484,874	19,521,258	-	-	227,819,611
Deposits from customers (2)	163,312,671	20,878,485	41,249,228	140,787,156	-	-	366,227,540
Securities issued	5,533,584	37,545,964	43,156,796	84,491,220	-	-	170,727,564
Subordinated debt	2,079	38,097	281,141	39,432,224	-	9,559,967	49,313,508
Other financial liabilities (3)	49,689,795	13,312,723	4,436,523	9,071,260	2,610,826	-	79,121,127
Financial liabilities at fair value through profit or loss	2,940,618	794,723	471,835	10,036,907	-	-	14,244,083
Provision for Expected Credit Loss
Loan Commitments	-	-	-	2,318,404	-	-	2,318,404
Financial guarantees	-	-	-	1,970,321	-	-	1,970,321
Insurance technical provisions and pension plans (2)	228,230,978	2,373,787	1,035,302	36,662,624	-	-	268,302,691
Total financial liabilities	624,631,010	96,835,973	102,115,699	344,291,374	2,610,826	9,559,967	1,180,044,849

(1) It includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2) Demand and savings deposits and technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) It includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Organization segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2020
	Current	Non-current	Total
Assets
Total financial assets	717,610,173	748,923,185	1,466,533,358
Non-current assets held for sale	1,202,488		1,202,488
Investments in associated companies	-	7,386,840	7,386,840
Premises and equipment, net	-	14,071,129	14,071,129
Intangible assets and goodwill, net	-	14,669,464	14,669,464
Taxes to be offset	6,586,660	8,743,760	15,330,420
Deferred income tax assets	-	76,984,262	76,984,262
Other assets	7,352,617	1,123,212	8,475,829
Total non-financial assets	15,141,765	122,978,667	138,120,432
Total assets	732,751,938	871,901,852	1,604,653,790

Liabilities
Total financial liabilities	944,132,182	446,460,144	1,390,592,326
Other reserves	5,361,434	20,221,489	25,582,923
Current income tax liabilities	1,596,284	-	1,596,284
Deferred income tax assets	-	1,249,650	1,249,650
Other liabilities	39,323,338	191,895	39,515,233
Total non-financial liabilities	46,281,056	21,663,034	67,944,090
Total equity	-	146,117,374	146,117,374
Total equity and liabilities	990,413,238	614,240,552	1,604,653,790

	R$ thousand
	On December 31, 2019
	Current	Non-current	Total
Assets
Total financial assets	793,613,145	463,840,289	1,257,453,434
Non-current assets held for sale	1,357,026	-	1,357,026
Investments in associated companies	-	7,635,612	7,635,612
Premises and equipment, net	-	14,659,222	14,659,222
Intangible assets and goodwill, net	-	14,724,647	14,724,647
Taxes to be offset	11,569,545	4,116,256	15,685,801
Deferred income tax assets	-	59,570,055	59,570,055
Other assets	7,042,105	399,783	7,441,888
Total non-financial assets	19,968,676	101,105,575	121,074,251
Total assets	813,581,821	564,945,864	1,378,527,685

Liabilities
Total financial liabilities	823,582,682	356,462,167	1,180,044,849
Other reserves	5,525,041	19,714,888	25,239,929
Current income tax liabilities	2,595,277	-	2,595,277
Deferred income tax assets	-	1,080,603	1,080,603
Other liabilities	31,246,562	2,776,891	34,023,453
Total non-financial liabilities	39,366,880	23,572,382	62,939,262
Total equity	-	135,543,574	135,543,574
Total equity and liabilities	862,949,562	515,578,123	1,378,527,685

Bradesco 77

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.5.	Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

•	Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•	Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•	Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the spreads of credit that vary between 2% and 9%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

78 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	209,599,900	6,345,101	3	215,945,004
Corporate debt and marketable equity securities	12,413,353	3,956,920	319,431	16,689,704
Bank debt securities	1,717,037	8,951,480	-	10,668,517
Mutual funds	6,516,477	-	-	6,516,477
Foreign governments securities	626,079	-	-	626,079
Brazilian sovereign bonds	725,515	-	-	725,515
Financial assets at fair value through profit or loss	231,598,361	19,253,501	319,434	251,171,296
Derivative financial instruments (assets)	138,708	24,657,390	19,295	24,815,393
Derivative financial instruments (liabilities)	(67,427)	(18,383,783)	(246,472)	(18,697,682)
Derivatives	71,281	6,273,607	(227,177)	6,117,711
Brazilian government securities	143,467,979	-	30,463	143,498,442
Corporate debt securities	1,128,700	3,627,146	138,187	4,894,033
Bank debt securities	5,576,877	496,598	53,830	6,127,305
Brazilian sovereign bonds	9,572,373	-	-	9,572,373
Foreign governments securities	6,508,218	-	-	6,508,218
Mutual funds	2,950,583	-	-	2,950,583
Marketable equity securities and other stocks	11,153,243	1,104,155	33,623	12,291,021
Financial assets at fair value through other comprehensive income	180,357,973	5,227,899	256,103	185,841,975
Total	412,027,615	30,755,007	348,360	443,130,982

	R$ thousand
	On December 31, 2019
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	195,987,017	4,848,858	3	200,835,878
Corporate debt and marketable equity securities	7,911,149	4,772,477	707,392	13,391,018
Bank debt securities	1,466,695	13,517,702	-	14,984,397
Mutual funds	5,518,833	-	-	5,518,833
Foreign governments securities	471,153	-	-	471,153
Brazilian sovereign bonds	47,308	-	-	47,308
Financial assets at fair value through profit or loss	211,402,155	23,139,037	707,395	235,248,587
Derivative financial instruments (assets)	107,388	14,392,323	11,479	14,511,190
Derivative financial instruments (liabilities)	(52,334)	(14,152,623)	(39,126)	(14,244,083)
Derivatives	55,054	239,700	(27,647)	267,107
Brazilian government securities	161,031,769	-	35,132	161,066,901
Corporate debt securities	2,344,002	2,541,288	600,387	5,485,677
Bank debt securities	5,098,002	414,477	-	5,512,479
Brazilian sovereign bonds	1,746,932	-	-	1,746,932
Foreign governments securities	6,454,894	-	-	6,454,894
Mutual funds	2,231,810	-	-	2,231,810
Marketable equity securities and other stocks	7,192,221	2,638,655	120,441	9,951,317
Financial assets at fair value through other comprehensive income	186,099,630	5,594,420	755,960	192,450,010
Total	397,556,839	28,973,157	1,435,708	427,965,704

Derivative Assets and Liabilities

The Organization’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of

Bradesco 79

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2020 and 2019:

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivatives	Liabilities Derivatives	Total

Balance on December 31, 2018	418,561	3,508,546	36,595	(23,901)	3,939,801
Included in profit or loss	(31,773)	(66,250)	-	-	(98,023)
Included in other comprehensive income	-	(226,873)	-	-	(226,873)
Acquisitions	132,408	318,623	-	(15,225)	435,806
Write-offs	(396,260)	(2,869,742)	(25,116)	-	(3,291,118)
Maturities	-	(21,680)	-	-	(21,680)
Transfer levels (1)	584,459	113,336	-	-	697,795
Balance on December 31, 2019	707,395	755,960	11,479	(39,126)	1,435,708
Included in profit or loss	10,571	(322,991)	-	-	(312,420)
Included in other comprehensive income	-	47,606	-	-	47,606
Acquisitions	54,015	90,000	7,816	(207,346)	(55,515)
Write-offs	(106,643)	(172,135)	-	-	(278,778)
Maturities	(8,902)	(1,502)	-	-	(10,404)
Transfer with categories	(27,152)	27,152	-	-	-
Transfer levels (1)	(309,850)	(167,987)	-	-	(477,837)
Balance on December 31, 2020	319,434	256,103	19,295	(246,472)	348,360

(1) These papers were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the papers are transferred from level 3 to level 2.

80 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2020, 2019 and 2018:

	R$ thousand
	Year ended December 31, 2020
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	9,230	92,123	101,353
Net trading gains/(losses) realized and unrealized	1,341	(367,508)	(366,167)
Total	10,571	(275,385)	(264,814)

	R$ thousand
	Year ended December 31, 2019
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	54,132	18,114	72,246
Net trading gains/(losses) realized and unrealized	(85,905)	(311,237)	(397,142)
Total	(31,773)	(293,123)	(324,896)

	R$ thousand
	Year ended December 31, 2018
	Financial assets held for trading	Financial assets available for sale	Total

Interest and similar income	8,415	79,579	87,994
Net trading gains/(losses) realized and unrealized	15,727	(454,243)	(438,516)
Total	24,142	(374,664)	(350,522)

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	On December 31, 2020
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(25)	(3,672)	(6,971)	(4)	(504)	(992)
Price indexes	(4)	(83)	(165)	-	-	-
Equities	(582)	(14,548)	(29,097)	(185)	(4,623)	(9,246)

	R$ thousand
	On December 31, 2019
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(44)	(6,489)	(12,504)	(12)	(1,798)	(3,436)
Price indexes	(10)	(383)	(761)	-	-	-
Equities	(2,019)	(50,472)	(100,944)	(978)	(24,456)	(48,913)

(1) Values net of taxes.

Bradesco 81

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$5.23 was used, while for a 1-year fixed interest rate of 2.86%, a 2.87% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$6.47 was used, while for a 1-year fixed interest rate of 2.86%, a 3.57% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.18 a scenario of R$7.77 was used, while for a 1-year fixed interest rate of 2.86%, a 4.29% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2020
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	191,473,570	-	191,473,570	191,424,731
· Customers	-	-	478,250,100	478,250,100	473,637,358
Securities at amortized cost	105,223,797	69,644,416	9,138,672	184,006,885	179,623,894

Financial liabilities
Deposits from banks	-	-	267,240,795	267,240,795	267,280,167
Deposits from customers	-	-	545,341,621	545,341,621	545,292,743
Securities issued	-	-	143,988,723	143,988,723	144,903,825
Subordinated debt	-	-	54,192,090	54,192,090	53,246,232

	R$ thousand
	On December 31, 2019
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	59,091,251	-	59,091,251	59,083,791
· Customers	-	-	428,641,947	428,641,947	423,523,411
Securities at amortized cost	102,851,594	64,025,403	11,638,647	178,515,644	166,918,360

Financial liabilities
Deposits from banks	-	-	227,880,098	227,880,098	227,819,611
Deposits from customers	-	-	366,023,072	366,023,072	366,227,540
Securities issued	-	-	169,488,130	169,488,130	170,727,564
Subordinated debt	-	-	50,108,020	50,108,020	49,313,508

(1) Amounts of loans and receivables are presented net of the provision for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Bonds and securities at amortized cost

Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 24 for further details regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.6.	Independent Model Validation

The main purpose of the Independent Model Validation Area – AVIM is to verify if the models operate according to the objectives envisaged, as well as if its results are suitable for the uses for which they are intended.

The Independent Model Validation Area adopts a methodology that includes quantitative and qualitative dimensions, assessing the adequacy of processes of governance, construction of models and their assumptions, and use and monitoring of the models.

3.7.	Insurance risk/underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Organization’s expectations at the time of drafting its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization’s estimates Historical experience shows that the bigger the group of contracts of similar risks, the lower the variability on the cash flows that the Organization incurs to cope with events of claims. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls, Compliance, Data Management, Organization & Project and Ombudsman, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Organization.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Organization must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR). The estimated cost of claims includes direct expenses

84 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

to be incurred when settling them.

In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Organization periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Organization’s future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Organization’s product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with non-life insurance

The risks associated with non-life insurance include, among others:

•	Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
•	Unpredictable claims arising from an isolated risk;
•	Inaccurate pricing or inadequate underwriting of risks;
•	Inadequate reinsurance policies or risk transfer techniques; and
•	Insufficient or excessive technical provisions.

Generally, the non-life insurance underwritten by the Organization is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main non-life insurance business lines are summarized as follows:

•	Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
•	Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

Non-life insurance risk management

The Board for Risk Management monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting. The implementation of these guidelines, the treatment of claims, the reinsurances and the constitution of technical provisions for insurance purposes of these risks are carried out by the technical departments of each risk area. The Technical Departments has developed mechanisms such as the analysis of possible risk accumulations based on monthly reports that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main risks associated with life insurance and private pension plans

Life insurance and private pension plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and private pension plans include:

•	Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
•	Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;
•	Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
•	Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life insurance and private pension plan risk management

The Board for Risk Management monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting. The implementation of these guidelines, the processing claims and the technical reserves for insurance purposes of these risks are carried out by the Technical Department; The Technical Department has developed mechanisms, such as the analysis of possible risk accumulations based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies.

Longevity risks are monitored in relation to the most recent data and to the trends in the environments in which the Organization operates. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The Management adopts improvement assumptions in its calculation of technical provisions in order to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population.

Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes.

Persistency risk is managed through frequent monitoring of the Organization’s historic experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve, when appropriate, the renewal of policies that expire.

The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

•	Variations in cause, frequency and severity of indemnities of claims compared to expectations;
•	Unforeseen claims resulting from isolated risk;
•	Incorrect pricing or inadequate subscription of risks; and
•	Insufficient or overvalued technical provisions.

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Notes to the Consolidated Financial Statements

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured’s behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health insurance risk

The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the Superintendent of Actuary and Statistics. The Superintendent of Actuary and Statistics has developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs.

Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Risk Concentration

The Organization operates throughout the national territory, so that potential exposures to the concentration of risks are monitored by management reports where the results of the contracts sold within the scope of the business of the main product groups are observed. The table below shows the concentration of risks, based on the amounts of premiums written net of reinsurance, cancellations and social security contributions:

Product group	R$ thousand
	On December 31
	2020	2019
Non-Life	5,421,704	5,716,063
Pension plans	26,118,492	29,518,767
Life insurance	8,275,557	8,588,733

Sensitivity test

The objective of the sensitivity test is to measure the impact on the result and shareholders’ equity of the Organization, if isolated reasonably possible changes occur, in assumptions inherent to their operations that might be affected due to the process of risk underwriting and that are considered relevant to the balance sheet date.

As risk factors, the following significant assumptions were identified:

•	Risk-free interest rate – represents the minimum level of return expected by the Organization of pension products. The test evaluated the impact of a reduction in the curve of the related interest free of risk;
•	Longevity (Improvement) – represents the life expectancy of an individual, based on the year of their birth, current age and other demographic factors, including sex. The test evaluated the impact of an increase on the estimate of improvement in life expectancy for annuity contracts;

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Notes to the Consolidated Financial Statements

•	Conversion into income – The test evaluated the impact of an increase on the rate of conversion of pension products into income for annuity contracts; and
•	Claims ratio – is the main indicator of insurance contracts and is equivalent to the ratio between expenses and income that the Organization received by contract. The test evaluated the impact of an increase on the claims ratio.

Results of sensitivity testing

The sensitivity test for life insurance and pension plans was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below.

	R$ thousand
	On December 31, 2020
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0.2%	+ 5 p.p.

Total	(166,933)	(83,624)	(41,036)

For non-life, life and health insurance, the table below shows the result of the premium issued (net of reinsurance, cancellations and social security contributions), if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

Product group	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31
	2020	2019	2020	2019
Non-Life	(33,524)	(34,211)	(33,253)	(33,922)
Life	(27,073)	(31,701)	(26,967)	(31,549)
Health	(139,863)	(128,555)	(139,863)	(128,555)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Organization’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Organization.

This risk may materialize in different ways, among others.

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Notes to the Consolidated Financial Statements

•	Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
•	Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
•	Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Organization performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders’ equity of the Organization in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Organization. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor’s and Moody’s. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Organization and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing all the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk. However, in Brazil this risk has relatively decreased due to current legal laws and regulations, once insurers should operate with reinsurers registered with SUSEP that are classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders’ equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management’s judgment, reduces the credit risk.

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Notes to the Consolidated Financial Statements

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Organization manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

3.8.	Operational Risk

Operational risk is represented by the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people, systems and external events. This includes legal risk, associated with the activities we carry out.

Operational Risk Management Process

The Organization have adopted the Three Lines of Defense model, which consists of identifying and assigning specific responsibilities to the Departments so that essential operational risk management tasks are performed in an integrated and coordinated manner. Accordingly, the following procedures are carried out:

•	Identifying, evaluate and monitor the operational risks inherent to the Organization's activities;
•	Assessing the operational risks inherent in new products and services, in order to promote their adequacy to the legislation, procedures and controls;
•	Mapping and addressing records of operational losses to make up an internal data base;
•	Provide analyses that offer quality information to Departments, aimed at improving operational risk management;
•	Evaluating the scenarios and indicators for the purposes of economic capital composition and improvement of the Organization's risk maps;
•	Assessing and calculating regulatory and economic capital needs in connection with the operational risk; and
•	Preparing reports on the operational risk and its main aspects in order to support the strategic decisions of the Organization.

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operations, in order to meet the risk appetite limits established by the Organization.

Operational Risk Measurement Methodology

In compliance with the provisions of Circular No. 3,640 of the Central Bank of Brazil, the Organization adopted the Alternative Standardized Approach to calculate the portion of assets weighted by risk related to Operational Risk (RWAopad).

In addition, the Organization uses internal data on operating losses, which are elements for determining the economic capital of operational risk based on an internal model. In this context, the Organization classifies operational risk events as:

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Notes to the Consolidated Financial Statements

Operational Risk Events
■ Internal Fraud	■ External Events
■ External Fraud	■ Information Technology
■ Human Resources	■ Processes
■ Commercial Relations	■ Interruption of Activities

Another component that is part of the calculation of economic capital, and which are used to analyze scenarios and compare operational loss events against large global banks, is external data and, therefore, the Organization makes use of the operating loss database of a worldwide consortium called Operational Riskdata Exchange (ORX).

Control and Monitoring

Operational risk is primarily controlled and followed up by an independent area, the Integrated Risk Control Department, and is supported by a number of areas that integrate the management process of this risk.

4)       Estimates and judgments

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next year. All estimates and judgments are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based in our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next year are disclosed below. The actual results may be different from those established by these estimates and judgments.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the reporting.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Expected credit loss

The measurement of the provision for expected credit losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex quantitative models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

•	Determine the criteria in order to establish the significant increase of credit risk;
•	Select quantitative models and assumptions suitable for the measurement of the expected credit loss;
•	Establish several prospective scenarios and assumptions;
•	Group similar financial assets for purposes of measuring the expected credit loss; and
•	Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 3.1.

Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the carrying value of intangible assets and goodwill (includes goodwill identified in the acquisition of associates) was impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g., competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 16.

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Notes to the Consolidated Financial Statements

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing. Contingencies classified as Probable Loss are recorded in the Consolidated Statements of Financial Position under “Other Provisions”.

5)       Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental pension plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of associates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts, which correspond to the consolidated information, were prepared in accordance with IFRS, issued by the IASB.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2020, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and BAC Florida Bank.

No income from transactions with a single customers or counterparty abroad represented 10% of the Organization’s income in the period of 2020, 2019 and 2018.

All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31, 2020 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	74,335,609	22,444,253	109,663	(111,074)	96,778,451	484,720	(3,521,128)	4,687,074	98,429,117
Expenses from financial intermediation (4)	(23,937,104)	(18,341,232)	(455)	118,931	(42,159,860)	(40,645)	1,051,877	(7,427,059)	(48,575,687)
Financial margin	50,398,505	4,103,021	109,208	7,857	54,618,591	444,075	(2,469,251)	(2,739,985)	49,853,430
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	-	-	-	(25,268,087)	(104,072)	-	5,826,884	(19,545,275)
Gross income from financial intermediation	25,130,418	4,103,021	109,208	7,857	29,350,504	340,003	(2,469,251)	3,086,899	30,308,155
Other income from insurance, pension plans and capitalization bonds	-	8,074,969	-	23,773	8,098,742	-	-	-	8,098,742
Fee and commission income and income from banking fees	30,307,248	1,875,701	448,292	(203,830)	32,427,411	4,031,391	2,164,111	(13,686,459)	24,936,454
Personnel expenses	(17,714,158)	(1,903,919)	(174,340)	62	(19,792,355)	(631,755)	-	1,458,633	(18,965,477)
Other administrative expenses (5)	(19,349,706)	(1,524,278)	(340,464)	674,656	(20,539,792)	(1,442,189)	218,055	358,770	(21,405,156)
Tax expenses	(5,476,957)	(1,038,918)	(74,502)	-	(6,590,377)	(541,474)	-	1,082,949	(6,048,902)
Share of profit (loss) of unconsolidated and jointly controlled companies	(271)	98,937	16,222	-	114,888	(634,424)	-	964,394	444,858
Other operating income / expenses	(15,634,441)	(1,033,754)	102,438	(502,518)	(17,068,275)	(678,421)	87,085	4,861,111	(12,798,500)
Operating profit/(loss)	(2,737,867)	8,651,759	86,854	-	6,000,746	443,131	-	(1,873,703)	4,570,174
Non-operating income/(expense)	(284,469)	(197,204)	1,100	-	(480,573)	(14,306)	-	-	(494,879)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,508,637	(3,425,110)	(57,123)	-	11,026,404	(428,825)	-	1,361,087	11,958,666
Net income in 2020	11,486,301	5,029,445	30,831	-	16,546,577	-	-	(512,616)	16,033,961
Total assets	1,435,481,875	338,923,828	5,658,304	(135,259,892)	1,644,804,115	(9,364,134)	(44,400,937)	13,614,746	1,604,653,790
Investments in associates and joint ventures	77,091,501	1,856,796	60,271	(77,139,456)	1,869,112	5,177,598	-	340,130	7,386,840
Total liabilities	1,291,779,235	338,923,828	5,658,304	(135,259,892)	1,501,101,475	(9,364,134)	(44,400,937)	11,200,012	1,458,536,416

(1) It refers to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, effective interest rate and business combinations;

(4) It includes, in the Consolidated IFRS, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

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Notes to the Consolidated Financial Statements

	On December 31, 2019 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial statement of income	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	113,402,430	22,936,178	228,386	(2,651,701)	133,915,293	(818,428)	125,364	(8,915,835)	124,306,394
Expenses from financial intermediation (4)	(49,683,456)	(16,930,146)	-	2,651,701	(63,961,901)	104,508	2,404,402	2,835,005	(58,617,986)
Financial margin	63,718,974	6,006,032	228,386	-	69,953,392	(713,920)	2,529,766	(6,080,830)	65,688,408
Expected Credit Loss Associated with Credit Risk expense	(18,891,493)	-	-	-	(18,891,493)	170,961	-	4,716,005	(14,004,527)
Gross income from financial intermediation	44,827,481	6,006,032	228,386	-	51,061,899	(542,959)	2,529,766	(1,364,825)	51,683,881
Other income from insurance, pension plans and capitalization bonds	-	8,935,610	-	33,355	8,968,965	(6,840)	-	13,680	8,975,805
Fee and commission income and income from banking fees	31,135,507	2,028,371	306,865	(136,176)	33,334,567	(4,128,937)	(2,254,425)	(1,613,529)	25,337,676
Personnel expenses	(23,072,600)	(2,030,224)	(390,706)	-	(25,493,530)	710,807	-	256,405	(24,526,318)
Other administrative expenses (5)	(20,327,502)	(1,495,894)	(194,265)	611,500	(21,406,161)	1,419,119	(249,173)	(2,119,131)	(22,355,346)
Tax expenses	(6,203,188)	(1,110,470)	(72,662)	-	(7,386,320)	528,090	-	-	(6,858,230)
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	276,165	8,046	-	297,132	906,399	-	(2,449)	1,201,082
Other operating income / expenses	(21,082,041)	(734,635)	99,071	(508,679)	(22,226,284)	663,471	(26,168)	2,012,421	(19,576,560)
Operating profit/(loss)	5,290,578	11,874,955	(15,265)	-	17,150,268	(450,850)	-	(2,817,428)	13,881,990
Non-operating income/(expense)	(537,428)	26,800	133	-	(510,495)	(9,583)	-	19,166	(500,912)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431,415	(4,490,945)	2,372	-	5,942,842	460,433	-	1,388,854	7,792,129
Net Income in 2019	15,184,565	7,410,810	(12,760)	-	22,582,615	-	-	(1,409,408)	21,173,207
Total assets	1,264,627,391	325,767,085	5,014,369	(186,104,068)	1,409,304,777	(8,436,501)	(41,729,208)	19,388,617	1,378,527,685
Investments in associates and joint ventures	106,628,723	2,261,867	6,603	(106,710,041)	2,187,152	5,103,609	-	344,851	7,635,612
Total liabilities	1,064,606,520	287,062,911	1,167,684	(79,394,027)	1,273,443,088	(7,333,871)	(41,729,208)	18,604,102	1,242,984,111

(1) It refers to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, effective interest rate and business combinations;

(4) It includes, in the Consolidated IFRS, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

Bradesco 95

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31, 2018 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial statement of income	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	110,639,034	18,612,108	256,364	(1,727,080)	127,780,426	(1,084,631)	(1,084,034)	(13,064,806)	112,546,955
Expenses from financial intermediation (4)	(52,958,441)	(13,365,526)	-	1,727,080	(64,596,887)	88,764	3,729,581	5,533,873	(55,244,669)
Financial margin	57,680,593	5,246,582	256,364	-	63,183,539	(995,867)	2,645,547	(7,530,933)	57,302,286
Expected Credit Loss Associated with Credit Risk expense	(18,319,973)	-	-	-	(18,319,973)	94,494	-	1,960,644	(16,264,835)
Gross income from financial intermediation	39,360,620	5,246,582	256,364	-	44,863,566	(901,373)	2,645,547	(5,570,289)	41,037,451
Other income from insurance, pension plans and capitalization bonds	-	8,320,676	-	39,858	8,360,534	-	-	-	8,360,534
Fee and commission income and income from banking fees	30,022,769	2,169,807	354,734	(221,722)	32,325,588	(4,578,360)	(2,527,231)	(1,388,407)	23,831,590
Personnel expenses	(18,102,452)	(1,643,734)	(239,461)	-	(19,985,647)	854,580	-	259,605	(18,871,462)
Other administrative expenses (5)	(19,126,128)	(1,609,750)	(204,736)	649,851	(20,290,763)	971,706	(119,519)	(2,243,641)	(21,682,217)
Tax expenses	(5,660,519)	(960,453)	(73,649)	-	(6,694,621)	597,722	-	-	(6,096,899)
Share of profit (loss) of unconsolidated and jointly controlled companies	6,620	206,272	(14,879)	-	198,013	1,420,804	-	61,558	1,680,375
Other operating income / expenses	(11,943,485)	(998,070)	193,794	(467,967)	(13,215,728)	891,788	1,203	4,376,193	(7,946,544)
Operating profit/(loss)	14,557,425	10,731,330	272,167	20	25,560,942	(743,133)	-	(4,504,981)	20,312,828
Non-operating income/(expense)	(929,396)	32,145	2,406	(20)	(894,865)	24,052	-	-	(870,813)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,134,166)	(4,374,553)	(72,405)	-	(5,581,124)	719,081	-	2,168,467	(2,693,576)
Net Income in 2018	12,493,863	6,388,922	202,168	-	19,084,953			(2,336,514)	16,748,439
Total assets	1,251,749,713	304,004,114	5,966,071	(175,709,936)	1,386,009,962	(8,731,352)	(89,986,505)	18,251,609	1,305,543,714
Investments in associates and joint ventures	97,416,676	2,617,258	60,894	(97,903,242)	2,191,586	5,619,603	-	314,610	8,125,799
Total liabilities	1,068,861,135	270,540,773	1,148,139	(77,806,694)	1,262,743,353	(7,630,632)	(89,986,505)	15,741,378	1,180,867,594

(1) It refers to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in accordance with IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations;

(4) It includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and

(5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

96 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)       Net interest income

	R$ thousand
	Years ended December 31
	2020	2019	2018
Interest and similar income
Loans and advances to banks	6,802,466	6,874,429	9,546,878
Loans and advances to customers:
- Loans	67,443,078	67,807,238	61,949,949
- Leases	152,978	256,455	250,791
Financial assets:
- At fair value through profit or loss	13,982,931	19,436,407	17,538,227
- Fair value through other comprehensive income	13,632,071	12,567,751	16,666,298
- At amortized cost	15,698,407	13,139,371	12,120,868
Compulsory deposits with the Central Bank	2,017,605	4,304,875	3,916,299
Other financial interest income	13,835	31,179	63,829
Total	119,743,371	124,417,705	122,053,139

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(28,232)	(267,636)	(137,154)
- Funding in the open market	(8,423,041)	(11,784,845)	(15,094,786)
- Borrowings and onlending	(5,907,385)	(4,400,636)	(3,176,469)
Deposits from customers:
- Savings accounts	(3,049,149)	(4,568,663)	(4,646,528)
- Time deposits	(5,634,342)	(7,707,131)	(6,252,440)
Securities issued	(4,786,206)	(9,250,005)	(9,054,699)
Subordinated debt	(2,403,327)	(3,708,924)	(3,517,067)
Technical provisions for insurance, pension plans and capitalization bonds	(18,344,005)	(16,930,146)	(13,365,526)
Total	(48,575,687)	(58,617,986)	(55,244,669)

Net interest income	71,167,684	65,799,719	66,808,470

Bradesco 97

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)       Fee and commission income

	R$ thousand
	Years ended December 31
	2020	2019	2018
Fee and commission income
Credit card income	6,754,319	7,397,305	6,951,609
Current accounts	7,927,357	7,702,319	7,165,667
Collections	2,150,007	1,935,353	1,982,037
Guarantees	1,259,236	1,257,771	1,463,423
Asset management	1,348,214	1,582,733	1,525,280
Consortium management	1,921,206	1,921,082	1,683,942
Custody and brokerage services	1,200,729	1,134,630	916,083
Underwriting/ Financial Advisory Services	1,150,460	1,014,607	815,242
Payments	462,535	475,393	448,416
Other	762,391	916,483	879,891
Total	24,936,454	25,337,676	23,831,590

8)       Net gains/(losses) on financial assets and liabilities at fair value through profit or loss

	R$ thousand
	Year ended December 31
	2020	2019	2018
Fixed income securities	784,649	544,554	(1,360,349)
Derivative financial instruments	(19,188,022)	(1,197,059)	(10,543,169)
Equity securities	(183,030)	(438,412)	226,945
Total	(18,586,403)	(1,090,917)	(11,676,573)

9)       Net gains/(losses) on financial assets at fair value through other comprehensive income

	R$ thousand
	Year ended December 31
	2020	2019	2018
Fixed income securities	887,809	78,455	345,987
Equity securities	(2,608,767)	572,973	677,312
Dividends received	4,079	4,404	50,264
Total	(1,716,879)	655,832	1,073,563

10)       Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

98 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)       Income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2020	2019	2018
Written premiums	65,335,387	67,835,874	62,736,288
Supplemental pension plan contributions	3,390,768	3,954,904	4,441,813
Ceded coinsurance premiums	(66,647)	(62,903)	(47,232)
Refunded premiums	(179,660)	(467,546)	(769,311)
Reinsurance premiums paid	(69,347)	(68,919)	(91,463)
Written premiums net of reinsurance and coinsurance	68,410,501	71,191,410	66,270,095

Changes in the provision for insurance	(27,442,202)	(29,047,959)	(25,837,488)
Changes in the provision for private pension plans	(2,540,927)	(2,988,568)	(3,571,734)
Changes in the insurance technical provisions and pension plans	(29,983,129)	(32,036,527)	(29,409,222)

Reported indemnities	(27,333,375)	(28,009,648)	(26,463,800)
Claims expenses	(32,153)	(117,705)	(67,298)
Recovery of ceded coinsurance	150,456	160,443	117,703
Recovery of reinsurance	17,595	50,237	18,786
Salvage recoveries	530,509	589,906	491,559
Changes in the IBNR provision	(979,399)	(324,069)	(121,320)
Retained claims	(27,646,367)	(27,650,836)	(26,024,370)

Commissions on premiums	(2,779,012)	(2,728,176)	(2,655,101)
Recovery of commissions	5,073	5,855	12,411
Fees	(319,105)	(422,952)	(353,139)
Brokerage expenses - private pension plans	(133,786)	(101,626)	(125,770)
Changes in deferred commissions	24,532	(2,209)	(58,032)
Selling expenses for insurance and pension plans	(3,202,298)	(3,249,108)	(3,179,631)

Gross profit from insurance and pension plans	7,578,707	8,254,939	7,656,872

12)       Personnel expenses

	R$ thousand
	Years ended December 31
	2020	2019	2018
Salaries	(9,280,777)	(9,768,305)	(8,350,461)
Benefits	(4,659,876)	(5,911,496)	(4,383,644)
Social security charges	(3,404,017)	(3,470,191)	(2,997,889)
Employee profit sharing	(1,533,955)	(1,803,545)	(1,682,868)
Training	(86,852)	(190,031)	(166,936)
Total	(18,965,477)	(21,143,568)	(17,581,798)

Bradesco 99

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)       Other administrative expenses

	R$ thousand
	Years ended December 31
	2020	2019	2018
Outsourced services	(4,768,664)	(4,808,331)	(4,598,748)
Communication	(1,333,127)	(1,570,224)	(1,541,742)
Data processing	(2,150,048)	(2,145,226)	(2,398,676)
Advertising and marketing	(1,052,083)	(1,300,468)	(1,136,062)
Asset maintenance	(1,299,441)	(1,231,596)	(1,112,508)
Financial system	(1,119,697)	(1,135,964)	(1,009,209)
Rental (1)	(142,448)	(180,648)	(1,142,408)
Security and surveillance	(698,206)	(744,036)	(748,577)
Transport	(651,238)	(773,208)	(749,685)
Water, electricity and gas	(373,056)	(440,613)	(412,789)
Advances to FGC (Deposit Guarantee Association)	(588,093)	(433,369)	(408,335)
Supplies	(139,371)	(191,362)	(216,768)
Travel	(77,433)	(302,170)	(286,731)
Other	(1,091,221)	(1,232,363)	(1,111,724)
Total	(15,484,126)	(16,489,578)	(16,873,962)

(1) As of January 1, 2019, the IFRS 16 standard changed the accounting for leases, eliminating rental expenses and instead requiring the recognition of depreciation of the right-of-use asset (underlying assets) and interest expense on the leases (Notes 2h, 27 and 37).

14)       Depreciation and amortization

	R$ thousand
	Years ended December 31
	2020	2019	2018
Amortization expenses	(2,960,924)	(3,128,385)	(3,348,242)
Depreciation expenses	(2,960,106)	(2,737,383)	(1,460,013)
Total	(5,921,030)	(5,865,768)	(4,808,255)

15)       Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2020	2019	2018
Tax expenses	(6,048,902)	(6,858,230)	(6,096,899)
Legal provision	(2,016,778)	(4,435,942)	(1,836,429)
Income from sales of non-current assets, investments, and property and equipment, net	(239,606)	(344,627)	(614,895)
Card marketing expenses	(2,858,522)	(3,207,559)	(3,381,586)
Other (1)	(7,658,438)	(14,751,228)	(3,570,449)
Total	(18,822,246)	(29,597,586)	(15,500,258)

(1) In the year ended December 31, 2020, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$320,726 thousand (R$519,749 thousand in 2019 and R$162 thousand in 2018); software/hardware, in the amount of R$258,998 thousand (R$222,024 thousand in 2019 and R$386,265 thousand in 2018); and investment goodwill, in the amount of R$726,419 thousand (R$255,301 thousand in 2019 and there were no impairment losses in 2018); (ii) expenses with provision for restructuring, in the amount of R$980,978 thousand, mainly related to the branch network and staff and other provisions in the amount of R$102,200 thousand (R$696,469 thousand in 2019). In the year ended December 31, 2019, it also included expenses with provision for contingencies, related to FCVS, in the amount of R$342,155 thousand.

100 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)       Income tax and social contribution

a)	Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2020	2019	2018
Income before income tax and social contribution	4,075,295	13,381,078	19,442,015
Total burden of income tax and social contribution at the current rates (Note 2t)	(1,833,883)	(5,352,431)	(8,748,907)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	200,186	480,433	756,169
Interest on shareholders’ equity	2,496,587	2,949,143	3,284,368
Other amounts (1)	11,095,776	9,714,984	2,014,794
Income tax and social contribution for the period	11,958,666	7,792,129	(2,693,576)
Effective rate	293.4%	58.2%	13.9%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount of R$10,047,819 thousand (R$934,897 thousand in 2019 and R$3,735,509 thousand in 2018); (ii) in 2019 the amount of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment no. 103 enacted in November 2019; (iii) the equalization of the effective rate of non-bank financial companies and companies in the insurance industry, as of 2020, and of non-financial companies, in relation to that shown; and (iv) the deductions encouraged.

b)	Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2020	2019	2018
Current taxes:
Income tax and social contribution payable	(4,632,251)	(7,097,696)	(7,623,800)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	5,863,870	13,686,499	3,254,601
Use of opening balances of:
Social contribution loss	(63,150)	(107,984)	(313,223)
Income tax loss	(79,842)	(186,773)	(343,791)
Addition on:
Social contribution loss	4,813,120	1,174,988	870,717
Income tax loss	6,056,919	323,095	1,461,920
Total deferred tax expense	16,590,917	14,889,825	4,930,224
Income taxes	11,958,666	7,792,129	(2,693,576)

c)	Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized / Decrease	Balance on December 31, 2020
Provisions for credit losses	39,656,446	11,625,279	(5,531,450)	45,750,275
Provision for contingencies	10,462,850	1,803,110	(1,842,064)	10,423,896
Impairment of securities and investments	2,789,316	1,607,701	(646,514)	3,750,503
Adjustment to fair value of securities	1,346,668	633,811	(989,410)	991,069
Other	6,376,906	3,611,893	(3,417,972)	6,570,827
Total deductible taxes on temporary differences	60,632,186	19,281,794	(12,427,410)	67,486,570
Income tax and social contribution losses in Brazil and overseas	7,882,821	10,870,039	(142,992)	18,609,868
Total deferred tax assets (1)	68,515,007	30,151,833	(12,570,402)	86,096,438
Deferred tax liabilities (1)	10,025,555	3,071,916	(2,735,645)	10,361,826
Net deferred taxes (1)	58,489,452	27,079,917	(9,834,757)	75,734,612

Bradesco 101

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2018	Amount recorded (2)	Realized / Decrease	Balance on December 31, 2019
Provisions for credit losses	31,642,800	14,212,786	(6,199,140)	39,656,446
Provision for contingencies	7,534,723	4,790,532	(1,862,405)	10,462,850
Impairment of securities and investments	1,889,028	1,967,811	(1,067,523)	2,789,316
Adjustment to fair value of securities	2,198,742	1,339,401	(2,191,475)	1,346,668
Other	3,336,145	5,025,820	(1,985,059)	6,376,906
Total deductible taxes on temporary differences	46,601,438	27,336,350	(13,305,602)	60,632,186
Income tax and social contribution losses in Brazil and overseas	6,679,495	1,498,083	(294,757)	7,882,821
Total deferred tax assets (1)	53,280,933	28,834,433	(13,600,359)	68,515,007
Deferred tax liabilities (1)	5,798,953	5,011,070	(784,468)	10,025,555
Net deferred taxes (1)	47,481,980	23,823,363	(12,815,891)	58,489,452

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position by taxable entity, and were R$9,112,176 thousand in 2020 (R$8,944,952 thousand in 2019); and

(2) It includes the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks’ net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November 2019.

d)	Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution

2021	9,037,091	7,077,160	207,207	167,457	16,488,915
2022	8,600,523	6,801,509	177,515	144,305	15,723,852
2023	8,412,841	6,568,376	252,134	203,715	15,437,066
2024	7,423,699	5,892,039	207,162	184,877	13,707,777
2025	3,410,326	2,530,929	1,607,787	1,294,024	8,843,066
2026	821,069	652,097	2,060,938	1,716,355	5,250,459
2027	138,800	109,690	2,285,541	1,896,055	4,430,086
2028	5,789	4,632	2,214,619	1,828,733	4,053,773
2029	-	-	836,633	1,324,811	2,161,444
Total	37,850,138	29,636,432	9,849,536	8,760,332	86,096,438

e)	Deferred tax liabilities

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on December 31, 2020
Fair value adjustment to securities and derivative financial instruments	8,732	890,275	(8,732)	890,275
Difference in depreciation	237,400	15,080	(19,632)	232,848
Judicial deposit	2,154,003	113,429	(82,569)	2,184,863
Other	2,579,556	193,260	(110,597)	2,662,219
Total deferred liabilities on temporary exclusions	4,979,691	1,212,044	(221,530)	5,970,205
Adjustment to fair value of available-for-sale securities	5,045,864	1,859,872	(2,514,115)	4,391,621
Total deferred tax expense	10,025,555	3,071,916	(2,735,645)	10,361,826

102 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2018	Amount recorded	Realized/Decrease	Balance on December 31, 2019
Fair value adjustment to securities and derivative financial instruments	58,082	3,187	(52,537)	8,732
Difference in depreciation	242,571	3,969	(9,140)	237,400
Judicial deposit	1,841,678	326,879	(14,554)	2,154,003
Other	2,493,111	364,126	(277,681)	2,579,556
Total deferred liabilities on temporary exclusions	4,635,442	698,161	(353,912)	4,979,691
Adjustment to fair value of available-for-sale securities	1,163,511	4,557,141	(674,788)	5,045,864
Total deferred tax expense	5,798,953	5,255,302	(1,028,700)	10,025,555
Bradesco 103

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)	Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousand
	On December 31, 2020			On December 31, 2019			On December 31, 2018
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(200,532)	218,123	17,591	10,027,427	(4,231,992)	5,795,435	(512,397)	215,482	(296,915)
Exchange differences on translations of foreign operations	235,863	-	235,863	73,867	-	73,867	113,198	-	113,198
Other	(39,523)	17,930	(21,593)	(371,887)	167,349	(204,538)	(154,607)	61,843	(92,764)
Total	(4,192)	236,053	231,861	9,729,407	(4,064,643)	5,664,764	(553,806)	277,325	(276,481)

104 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

17)       Earnings per share

a)	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2020	2019 (1)	2018 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	7,560,015	10,035,723	7,916,635
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	8,276,847	10,987,300	8,667,280
Weighted average number of common shares outstanding (thousands)	4,428,587	4,428,587	4,428,587
Weighted average number of preferred shares outstanding (thousands)	4,407,728	4,407,728	4,407,728
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.71	2.27	1.79
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.88	2.49	1.97

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders’ Meeting held on March 10, 2020, in the proportion of one new share for every 10 shares held.

b)	Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

18)       Cash, balances with banks and cash equivalents

a)	Cash and balances with banks

	R$ thousand
	On December 31
	2020	2019
Cash and due from banks in domestic currency	17,747,628	14,802,308
Cash and due from banks in foreign currency	6,096,396	4,185,462
Compulsory deposits with the Central Bank (1)	83,757,533	90,622,337
Investments in gold	1,037	892
Total	107,602,594	109,610,999

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b)	Cash and cash equivalents

	R$ thousand
	On December 31
	2020	2019
Cash and due from banks in domestic currency	17,747,628	14,802,308
Cash and due from banks in foreign currency	6,096,396	4,185,462
Interbank investments (1)	166,975,928	42,890,831
Investments in gold	1,037	892
Total	190,820,989	61,879,493

(1) It refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$125,241,658 thousand (2019 – R$38,451,100 thousand) refers to financial assets pledged as collateral.

Bradesco 105

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

19)       Financial assets and liabilities at fair value through profit or loss

a)	Financial assets at fair value through profit or loss

	R$ thousand
	On December 31
	2020	2019
Financial assets (1)
Brazilian government securities	215,945,004	200,835,878
Bank debt securities	10,668,517	14,984,397
Corporate debt and marketable equity securities	16,689,704	13,391,018
Mutual funds	6,516,477	5,518,833
Brazilian sovereign bonds	725,515	47,308
Foreign governments securities	626,079	471,153
Derivative financial instruments	24,815,393	14,511,190
Total	275,986,689	249,759,777

(1) In 2020 and 2019, no reclassifications were made of Financial Assets at fair value through profit or loss for other categories of financial assets.

b)	Maturity

	R$ thousand
	On December 31
	2020	2019
Maturity of up to one year	60,438,153	22,695,708
Maturity of one to five years	165,430,418	162,184,205
Maturity of five to 10 years	28,103,378	44,090,948
Maturity of over 10 years	7,828,437	8,537,678
No stated maturity	14,186,303	12,251,238
Total	275,986,689	249,759,777

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$6,060,344 thousand on December 31, 2020 (2019 – R$8,040,216 thousand), being composed primarily of Brazilian government bonds.

Unrealized net gains/ (losses) included in securities and trading securities totaled R$5,284,677 thousand on December 31, 2020 (2019 – R$1,386,484 thousand). Net variation in unrealized gains/(losses) from trading securities totaled R$3,898,193 thousand in 2020 (2019 – R$2,453,078 thousand).

c)	Liabilities at fair value through profit or loss

	R$ thousand
	On December 31
	2020	2019
Derivative financial instruments	18,697,682	14,244,083
Total	18,697,682	14,244,083

106 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)       Derivative financial instruments

The Organization enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i)	Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii)	Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)	Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

Bradesco 107

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iv)	Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	On December 31 - R$ thousand
	2020					2019
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	84,467,021	-	24,535	-	24,535	140,426,077		20,290	-	20,290
- Interbank market	40,651,059	-	10,050	-	10,050	108,149,874	-	12,659	-	12,659
- Foreign currency	39,875,542	-	10,832	-	10,832	30,351,663	-	5,560	-	5,560
- Other	3,940,420	2,807,910	3,653	-	3,653	1,924,540	777,414	2,071	-	2,071
Sale commitments:	316,512,537		(19,366)	-	(19,366)	231,911,105		(23,676)	-	(23,676)
- Interbank market (1)	263,958,439	223,307,380	(15,899)	-	(15,899)	153,544,202	45,394,328	(18,640)	-	(18,640)
- Foreign currency (2)	51,421,588	11,546,046	(1,371)	-	(1,371)	77,219,777	46,868,114	(1,840)	-	(1,840)
- Other	1,132,510	-	(2,096)	-	(2,096)	1,147,126	-	(3,196)	-	(3,196)
						-
Option contracts						-
Purchase commitments:	326,423,643		2,456,611	895,667	3,352,278	145,317,995		1,489,325	310,565	1,799,890
- Interbank market	311,472,364	-	1,504,181	193,326	1,697,507	130,179,263	-	617,942	153,980	771,922
- Foreign currency	13,878,682	-	854,484	701,089	1,555,573	14,233,062	1,019,989	808,235	131,756	939,991
- Other	1,072,597	282,563	97,946	1,252	99,198	905,670	-	63,148	24,829	87,977
Sale commitments:	331,145,703		(2,520,903)	(589,180)	(3,110,083)	253,288,998		(1,519,642)	(12,609)	(1,532,251)
- Interbank market	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)
- Foreign currency	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)	13,213,073	-	(545,433)	124,936	(420,497)
- Other	790,034	-	(261,319)	(31,212)	(292,531)	1,076,412	170,742	(82,256)	(7,362)	(89,618)
						-
Forward contracts						-
Purchase commitments:	76,011,205		4,696,246	14,818	4,711,064	16,258,721		1,428,434	1,328	1,429,762
- Interbank market	246,269	246,269	1,859	14,818	16,677	232,706	232,706	1,859	1,328	3,187
- Foreign currency	70,345,084	48,576,798	(453)	-	(453)	13,794,259	-	(251,175)	-	(251,175)
- Other	5,419,852	4,451,509	4,694,840	-	4,694,840	2,231,756	1,563,753	1,677,750	-	1,677,750
Sale commitments:	22,736,629		(132,076)	(4,678)	(136,754)	15,834,563		125,532	(2,167)	123,365

108 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2020					2019
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
- Foreign currency (2)	21,768,286	-	(82,681)	-	(82,681)	15,166,560	1,372,301	107,747	-	107,747
- Other	968,343	-	(49,395)	(4,678)	(54,073)	668,003	-	17,785	(2,167)	15,618

Swap contracts
Assets (long position):	66,137,265		11,195,415	3,591,785	14,787,200	70,032,236		9,668,531	987,011	10,655,542
- Interbank market	4,095,567	-	106,827	215,527	322,354	7,703,103	3,424,228	118,969	85,416	204,385
- Fixed rate	33,427,359	19,386,846	4,160,018	26,030	4,186,048	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351
- Foreign currency	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994	19,746,372	-	1,032,687	1,066,491	2,099,178
- IGPM	636,581	-	432,390	22,676	455,066	670,554	-	124,132	118,554	242,686
- Other	3,608,719	-	326,603	276,135	602,738	3,197,284	-	139,072	231,870	370,942
Liabilities (unrestricted position):	50,475,079		(10,838,073)	(2,653,090)	(13,491,163)	52,232,961		(9,044,701)	(3,161,114)	(12,205,815)
- Interbank market	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)	4,278,875	-	(179,169)	76,722	(102,447)
- Fixed rate	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)
- Foreign currency	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)
- IGPM	836,307	199,726	(536,192)	(48,393)	(584,585)	893,000	222,446	(167,300)	(170,755)	(338,055)
- Other	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)
Total	1,273,909,082		4,862,389	1,255,322	6,117,711	925,302,656		2,144,093	(1,876,986)	267,107

Derivatives include operations maturing in D+1.
(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$128,431,775 thousand (in December 2019 – R$76,405,734 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$12,942,667 thousand (in December 2019 – R$21,015,183 thousand (Note 20 (iv));
(2) It includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$29,678,043 thousand (in December 2019 – R$64,376,717 thousand), contemplating the capital reduction carried out in the first half of 2020, in the amount of R$59,546,684 thousand; and
(3) It reflects the net balance between the Asset and Liability position.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Bradesco 109

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	On December 31 - R$ thousand
	2020	2019
Risk received in credit Swaps:	3,872,939	3,894,982
- Debt securities issued by companies	1,024,244	791,045
- Bonds of the Brazilian public debt	2,580,026	3,056,778
- Bonds of foreign public debt	268,669	47,159
Risk transferred in credit Swaps:	(1,304,372)	(1,108,443)
- Brazilian public debt derivatives	(332,589)	(181,382)
- Foreign public debt derivatives	(971,783)	(927,061)
Total net credit risk value	2,568,567	2,786,539
Effect on Shareholders' Equity	105,226	84,382
Remuneration on the counterparty receiving the risk	(26,462)	(11,945)

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

The Organization has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (2)	128,431,775	126,398,921	(316,082)	(173,845)
Total in 2020	141,374,442	139,596,638	(215,968)	(118,782)
*
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in 2019	97,420,917	97,069,508	119,653	65,809

(1) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2025, making the cash flow fixed; and

(2) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2023, making the cash flow fixed.

110 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the statement of income, amount to R$(75,173) thousand.

There were no gains/(losses) related to the inefficiency of the cash flow hedge recorded in the statement of income in the years ended on December 2020 and 2019.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total in 2020	4,839,546	2,570,621	(576,303)	(316,967)
*
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in 2019	1,919,177	925,820	(388,674)	(213,771)

(1) Whose functional currency is different from the Real, using Forward and Futures contracts of US dollar, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

For the next 12 months, the gains/(losses) related to the inefficiency of the hedge of investments abroad, which we expect to recognize in the result, amount to R$307 thousand.

The gains/(losses) related to the inefficiency of the hedge of investments abroad, recorded in income accounts, in the year ended on December 31, 2020 was R$(12,697) thousand (2019 R$(15,750) thousand).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

Offsetting of financial assets and liabilities

In accordance with IFRS 7, Bradesco must present the amounts related to financial instruments subject to master clearing agreements or similar agreements. A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

Bradesco 111

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below presents financial assets and liabilities subject to settlement:

	R$ thousand
	On December 31, 2020			On December 31, 2019
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	179,729,420	-	179,729,420	48,278,561	-	48,278,561
Derivative financial instruments	24,815,393	-	24,815,393	14,511,191	-	14,511,191

Financial liabilities
Securities sold under agreements to repurchase	217,108,353	-	217,108,353	174,100,023	-	174,100,023
Derivative financial instruments	18,697,682	-	18,697,682	14,244,083	-	14,244,083

On December 31, 2020 and 2019, Bradesco does not offset any financial assets and financial liabilities in its Statement of Financial Position.

21)       Financial assets at fair value through other comprehensive income

a)	Financial assets at fair value through other comprehensive income

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	134,289,029	9,310,390	(100,977)	143,498,442
Corporate debt securities	4,828,945	162,121	(97,033)	4,894,033
Bank debt securities	6,637,552	745,867	(1,256,114)	6,127,305
Brazilian sovereign bonds	9,222,104	608,077	(257,808)	9,572,373
Foreign governments securities	6,501,034	7,184	-	6,508,218
Mutual funds	2,939,361	14,770	(3,548)	2,950,583
Marketable equity securities and other stocks	9,895,440	2,631,980	(236,399)	12,291,021
Balance on December 31, 2020 (1)	174,313,465	13,480,389	(1,951,879)	185,841,975

Brazilian government securities	149,536,012	11,531,621	(732)	161,066,901
Corporate debt securities	5,293,589	318,798	(126,710)	5,485,677
Bank debt securities	5,606,859	534,907	(629,287)	5,512,479
Brazilian sovereign bonds	1,696,120	69,616	(18,804)	1,746,932
Foreign governments securities	6,449,559	5,335	-	6,454,894
Mutual funds	2,236,877	10,049	(15,116)	2,231,810
Marketable equity securities and other stocks	8,938,066	1,069,846	(56,595)	9,951,317
Balance on December 31, 2019	179,757,082	13,540,172	(847,244)	192,450,010

(1) In June 2020, Management decided to reclassify the Securities measured at fair value through other comprehensive income to be measured at amortized cost, in the amount of R$20,009,471 thousand. This reclassification was the result of the alignment of risk and capital management. Without considering this reclassification of the securities it would have been recognized in other comprehensive income fair value changes in the amount of R$1,794,263 thousand.

112 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)	Maturity

	R$ thousand
	On December 31, 2020		On December 31, 2019
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	60,234,322	59,892,379	33,240,423	33,247,822
From 1 to 5 years	64,073,593	67,388,842	97,066,063	101,397,630
From 5 to 10 years	14,913,201	15,784,368	21,003,150	22,423,476
Over 10 years	22,257,548	27,534,782	17,272,504	23,197,955
No stated maturity	12,834,801	15,241,604	11,174,942	12,183,127
Total	174,313,465	185,841,975	179,757,082	192,450,010

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$35,548,882 thousand on December 31, 2020 (2019 – R$71,964,109 thousand), being composed mostly of Brazilian government bonds.

c)	Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	9,895,440	2,395,581	12,291,021
Total in December 31, 2020	9,895,440	2,395,581	12,291,021

The Organization adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d)	Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2018	14,712	162,061	160,733	337,506
New assets originated or purchased/Assets settled or paid	25,128	(149,362)	(14,810)	(139,044)
Expected loss of financial assets at FVOCI on December 31, 2019	39,840	12,699	145,923	198,462
Transferred to Stage 1	-	(306)	-	(306)
Transferred to Stage 2	(1,088)	-	-	(1,088)
Transfer from Stage 1	-	1,088	-	1,088
Transfer from Stage 2	306	-	-	306
New assets originated or purchased/Assets settled or paid	58,906	(10,305)	(137,159)	(88,558)
Expected loss of financial assets to VJORA on December 31, 2020	97,964	3,176	8,764	109,904

22)       Loans and advances to financial institutions

	R$ thousand
	On December 31
	2020	2019
Repurchase agreements (1)	179,729,419	48,278,561
Loans to financial institutions	11,696,244	10,849,695
Expected credit loss	(932)	(44,465)
Total	191,424,731	59,083,791

(1) In 2020, it included investments in repo operations given in guarantee, in the amount of R$125,241,658 thousand (2019 - R$38,451,100 thousand).

Bradesco 113

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)       Loans and advances to customers

	R$ thousand
	On December 31
	2020	2019
Companies	256,810,316	226,976,385
Financing and On-lending	108,461,841	104,138,378
Financing and export	51,461,844	47,484,556
Housing loans	18,538,907	16,822,185
Onlending BNDES/Finame	16,691,762	16,643,236
Vehicle loans	13,589,893	12,040,355
Import	5,696,949	8,398,252
Leases	2,482,486	2,749,794
Borrowings	140,384,792	111,327,898
Working capital	91,405,458	57,887,358
Rural loans	4,956,707	5,525,886
Other	44,022,627	47,914,654
Limit operations (1)	7,963,683	11,510,109
Credit card	3,966,504	4,000,712
Overdraft for corporates/Individuals	3,997,179	7,509,397

Individuals	256,406,447	230,415,990
Financing and On-lending	93,134,830	78,615,264
Housing loans	59,064,431	44,175,642
Vehicle loans	27,818,022	28,350,727
Onlending BNDES/Finame	6,105,589	5,872,331
Other	146,788	216,564
Borrowings	118,655,689	105,427,418
Payroll-deductible loans	69,897,126	63,144,951
Personal credit	24,033,559	24,338,888
Rural loans	8,419,040	8,543,433
Other	16,305,964	9,400,146
Limit operations (1)	44,615,928	46,373,308
Credit card	41,229,795	41,353,388
Overdraft for corporates/Individuals	3,386,133	5,019,920
Total portfolio	513,216,763	457,392,375

(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand
	On December 31
	2020	2019
Gross investments in financial leases receivable:
Up to one year	1,013,244	1,076,955
From one to five years	1,489,536	1,658,449
Over five years	143,658	122,111
Impairment loss on finance leases	(70,468)	(160,382)
Net investment	2,575,970	2,697,133

Net investments in finance leases:
Up to one year	987,530	1,012,714
From one to five years	1,446,058	1,563,529
Over five years	142,382	120,890
Total	2,575,970	2,697,133

114 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of the gross book value of loans and advances to customers

Stage 1	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	193,236,364	(2,206,226)	(1,490,046)	330,715	67,187	(9,770,601)	149,850,120	(112,456,390)	-	217,561,123
- Financing	91,632,329	(1,266,291)	(1,000,667)	99,463	41,167	(4,828,945)	48,408,504	(38,854,293)	-	94,231,267
- Borrowings	91,448,563	(543,880)	(294,077)	193,710	21,172	(4,941,656)	99,438,789	(68,522,416)	-	116,800,205
- Revolving	10,155,472	(396,055)	(195,302)	37,542	4,848	-	2,002,827	(5,079,681)	-	6,529,651
Individuals	199,384,196	(14,601,213)	(4,693,118)	1,217,269	580,355	(14,887,045)	105,059,308	(76,820,588)	-	195,239,164
- Financing	72,998,157	(5,142,405)	(587,237)	492,025	25,325	(8,377,986)	41,562,050	(19,637,553)	-	81,332,376
- Borrowings	88,176,321	(6,647,911)	(1,926,044)	456,863	13,417	(6,509,059)	55,442,719	(49,792,950)	-	79,213,356
- Revolving	38,209,718	(2,810,897)	(2,179,837)	268,381	541,613	-	8,054,539	(7,390,085)	-	34,693,432
Total	392,620,560	(16,807,439)	(6,183,164)	1,547,984	647,542	(24,657,646)	254,909,428	(189,276,978)	-	412,800,287

Stage 2	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	13,106,024	(330,715)	(1,385,968)	2,206,226	77,803	(2,378,718)	8,504,101	(5,838,387)	-	13,960,366
- Financing	5,732,352	(99,463)	(693,154)	1,266,291	57,520	(1,380,199)	2,906,774	(911,790)	-	6,878,331
- Borrowings	6,758,152	(193,710)	(630,399)	543,880	17,128	(998,519)	5,352,796	(4,519,348)	-	6,329,980
- Revolving	615,520	(37,542)	(62,415)	396,055	3,155	-	244,531	(407,249)	-	752,055
Individuals	19,594,715	(1,217,269)	(2,071,615)	14,601,213	794,308	(12,773,924)	29,573,277	(10,477,173)	-	38,023,532
- Financing	4,567,302	(492,025)	(220,419)	5,142,405	140,369	(5,444,290)	8,404,759	(1,442,111)	-	10,655,990
- Borrowings	12,019,579	(456,863)	(1,161,812)	6,647,911	62,719	(7,329,634)	20,588,030	(7,587,442)	-	22,782,488
- Revolving	3,007,834	(268,381)	(689,384)	2,810,897	591,220	-	580,488	(1,447,620)	-	4,585,054
Total	32,700,739	(1,547,984)	(3,457,583)	16,807,439	872,111	(15,152,642)	38,077,378	(16,315,560)	-	51,983,898

Bradesco 115

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	20,633,998	(67,187)	(77,803)	1,490,046	1,385,968	(2,680,887)	14,626,196	(4,801,095)	(5,220,409)	25,288,827
- Financing	6,773,700	(41,167)	(57,520)	1,000,667	693,154	(1,211,218)	2,056,572	(584,841)	(1,277,104)	7,352,243
- Borrowings	13,121,182	(21,172)	(17,128)	294,077	630,399	(1,469,669)	12,159,563	(3,896,608)	(3,546,037)	17,254,607
- Revolving	739,116	(4,848)	(3,155)	195,302	62,415	-	410,061	(319,646)	(397,268)	681,977
Individuals	11,437,078	(580,355)	(794,308)	4,693,118	2,071,615	(3,953,496)	19,547,102	2,528,559	(11,805,562)	23,143,751
- Financing	1,049,805	(25,325)	(140,369)	587,237	220,419	(813,396)	1,085,403	(376,824)	(440,486)	1,146,464
- Borrowings	5,231,519	(13,417)	(62,719)	1,926,044	1,161,812	(3,140,100)	16,349,733	1,491,101	(6,284,128)	16,659,845
- Revolving	5,155,754	(541,613)	(591,220)	2,179,837	689,384	-	2,111,966	1,414,282	(5,080,948)	5,337,442
Total	32,071,076	(647,542)	(872,111)	6,183,164	3,457,583	(6,634,383)	34,173,298	(2,272,536)	(17,025,971)	48,432,578

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2019	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	226,976,386	(14,830,206)	172,980,417	(123,095,872)	(5,220,409)	256,810,316
- Financing	104,138,381	(7,420,362)	53,371,850	(40,350,924)	(1,277,104)	108,461,841
- Borrowings	111,327,897	(7,409,844)	116,951,148	(76,938,372)	(3,546,037)	140,384,792
- Revolving	11,510,108	-	2,657,419	(5,806,576)	(397,268)	7,963,683
Individuals	230,415,989	(31,614,465)	154,179,687	(84,769,202)	(11,805,562)	256,406,447
- Financing	78,615,264	(14,635,672)	51,052,212	(21,456,488)	(440,486)	93,134,830
- Borrowings	105,427,419	(16,978,793)	92,380,482	(55,889,291)	(6,284,128)	118,655,689
- Revolving	46,373,306	-	10,746,993	(7,423,423)	(5,080,948)	44,615,928
Total	457,392,375	(46,444,671)	327,160,104	(207,865,074)	(17,025,971)	513,216,763

(1) Composed of advanced settlements, maturities and changes.

116 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2019

Companies	174,823,333	(3,530,473)	(1,047,643)	1,740,309	99,605	(14,129,128)	126,296,922	(91,016,561)	-	193,236,364
- Financing	87,491,428	(2,665,550)	(216,644)	793,644	56,979	(6,599,164)	48,322,133	(35,550,497)	-	91,632,329
- Borrowings	77,801,046	(788,067)	(771,301)	932,838	34,874	(7,529,964)	70,778,365	(49,009,228)	-	91,448,563
- Revolving	9,530,859	(76,856)	(59,698)	13,827	7,752	-	7,196,424	(6,456,836)	-	10,155,472
Individuals	164,711,763	(3,830,157)	(2,331,304)	1,939,655	323,117	(15,271,291)	126,773,073	(72,930,660)	-	199,384,196
- Financing	62,636,298	(2,196,138)	(567,081)	843,573	62,471	(8,742,813)	31,123,133	(10,161,286)	-	72,998,157
- Borrowings	69,241,572	(1,524,297)	(1,697,183)	1,027,710	154,480	(6,528,478)	62,155,926	(34,653,409)	-	88,176,321
- Revolving	32,833,893	(109,722)	(67,040)	68,372	106,166	-	33,494,014	(28,115,965)	-	38,209,718
Total	339,535,096	(7,360,630)	(3,378,947)	3,679,964	422,722	(29,400,419)	253,069,995	(163,947,221)	-	392,620,560

Stage 2	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2019

Companies	21,750,671	(1,740,309)	(4,150,902)	3,530,473	604,824	(1,537,738)	5,702,723	(11,053,718)	-	13,106,024
- Financing	11,855,797	(793,644)	(3,637,599)	2,665,550	183,776	(640,153)	768,132	(4,669,507)	-	5,732,352
- Borrowings	9,449,412	(932,838)	(510,021)	788,067	415,621	(897,585)	4,445,528	(6,000,032)	-	6,758,152
- Revolving	445,462	(13,827)	(3,282)	76,856	5,427	-	489,063	(384,179)	-	615,520
Individuals	15,354,577	(1,939,655)	(1,100,985)	3,830,157	622,122	(1,616,061)	11,754,505	(7,309,945)	-	19,594,715
- Financing	4,130,401	(843,573)	(292,952)	2,196,138	70,757	(550,578)	693,061	(835,952)	-	4,567,302
- Borrowings	9,122,134	(1,027,710)	(691,602)	1,524,297	479,625	(1,065,483)	8,288,437	(4,610,119)	-	12,019,579
- Revolving	2,102,042	(68,372)	(116,431)	109,722	71,740	-	2,773,007	(1,863,874)	-	3,007,834
Total	37,105,248	(3,679,964)	(5,251,887)	7,360,630	1,226,946	(3,153,799)	17,457,228	(18,363,663)	-	32,700,739

Bradesco 117

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2019

Companies	22,370,956	(99,605)	(604,824)	1,047,643	4,150,902	(552,471)	4,249,360	(3,941,465)	(5,986,498)	20,633,998
- Financing	6,325,568	(56,979)	(183,776)	216,644	3,637,599	(237,542)	422,843	(1,756,639)	(1,594,018)	6,773,700
- Borrowings	15,363,975	(34,874)	(415,621)	771,301	510,021	(314,929)	3,175,691	(1,928,627)	(4,005,755)	13,121,182
- Revolving	681,413	(7,752)	(5,427)	59,698	3,282	-	650,826	(256,199)	(386,725)	739,116
Individuals	12,481,355	(323,117)	(622,122)	2,331,304	1,100,985	(1,010,738)	6,655,466	1,502,563	(10,678,618)	11,437,078
- Financing	1,094,697	(62,471)	(70,757)	567,081	292,952	(372,611)	215,265	(117,483)	(496,868)	1,049,805
- Borrowings	5,604,645	(154,480)	(479,625)	1,697,183	691,602	(638,127)	2,679,383	1,146,472	(5,315,534)	5,231,519
- Revolving	5,782,013	(106,166)	(71,740)	67,040	116,431	-	3,760,818	473,574	(4,866,216)	5,155,754
Total	34,852,311	(422,722)	(1,226,946)	3,378,947	5,251,887	(1,563,209)	10,904,826	(2,438,902)	(16,665,116)	32,071,076

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2018	Amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2019

Companies	218,944,960	(16,219,337)	136,249,005	(106,011,744)	(5,986,498)	226,976,386
Financing and on-lending	105,672,793	(7,476,859)	49,513,108	(41,976,643)	(1,594,018)	104,138,381
Borrowings	102,614,433	(8,742,478)	78,399,584	(56,937,887)	(4,005,755)	111,327,897
Revolving	10,657,734	-	8,336,313	(7,097,214)	(386,725)	11,510,108
Individuals	192,547,695	(17,898,090)	145,183,044	(78,738,042)	(10,678,618)	230,415,989
Financing and on-lending	67,861,396	(9,666,002)	32,031,459	(11,114,721)	(496,868)	78,615,264
Borrowings	83,968,351	(8,232,088)	73,123,746	(38,117,056)	(5,315,534)	105,427,419
Revolving	40,717,948	-	40,027,839	(29,506,265)	(4,866,216)	46,373,306
Total	411,492,655	(34,117,427)	281,432,049	(184,749,786)	(16,665,116)	457,392,375

(1) Composed of advanced settlements, maturities and changes.

118 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of expected losses from loans and advances to customers

Stage 1	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	5,248,063	(123,246)	(75,367)	60,005	61,068	(903,698)	3,371,617	(2,980,502)	-	4,657,940
- Financing	1,705,068	(49,907)	(27,696)	16,574	31,255	(333,242)	658,126	(565,632)	-	1,434,546
- Borrowings	3,176,569	(53,547)	(37,344)	39,733	22,403	(570,456)	2,410,885	(2,239,660)	-	2,748,583
- Revolving	366,426	(19,792)	(10,327)	3,698	7,410	-	302,606	(175,210)	-	474,811
Individuals	7,818,574	(697,750)	(395,724)	131,913	735,688	(528,786)	1,675,794	(2,476,657)	-	6,263,052
- Financing	939,390	(119,136)	(18,889)	63,780	9,837	(269,484)	497,334	(338,900)	-	763,932
- Borrowings	2,253,045	(210,380)	(79,140)	28,887	8,422	(259,302)	1,653,102	(1,316,920)	-	2,077,714
- Revolving	4,626,139	(368,234)	(297,695)	39,246	717,429	-	(474,642)	(820,837)	-	3,421,406
Total	13,066,637	(820,996)	(471,091)	191,918	796,756	(1,432,484)	5,047,411	(5,457,159)	-	10,920,992

Stage 2	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	1,890,105	(60,005)	(265,984)	123,246	38,907	(204,168)	1,255,949	(1,232,383)	-	1,545,667
- Financing	216,936	(16,574)	(37,785)	49,907	17,910	(16,975)	346,847	(60,772)	-	499,494
- Borrowings	1,610,244	(39,733)	(221,113)	53,547	15,372	(187,193)	840,047	(1,133,519)	-	937,652
- Revolving	62,925	(3,698)	(7,086)	19,792	5,625	-	69,055	(38,092)	-	108,521
Individuals	2,745,182	(131,913)	(421,879)	697,750	538,366	15,143	4,766,938	(1,414,664)	-	6,794,923
- Financing	603,412	(63,780)	(29,919)	119,136	62,383	400,501	2,185,389	(172,335)	-	3,104,787
- Borrowings	1,647,973	(28,887)	(246,523)	210,380	36,954	(385,358)	2,714,098	(1,009,214)	-	2,939,423
- Revolving	493,797	(39,246)	(145,437)	368,234	439,029	-	(132,549)	(233,115)	-	750,713
Total	4,635,287	(191,918)	(687,863)	820,996	577,273	(189,025)	6,022,887	(2,647,047)	-	8,340,590

Bradesco 119

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	12,248,924	(61,068)	(38,907)	75,367	265,984	298,005	8,314,816	(1,566,331)	(5,220,409)	14,316,381
- Financing	2,996,708	(31,255)	(17,910)	27,696	37,785	970,922	1,224,427	123,928	(1,277,104)	4,055,197
- Borrowings	8,700,237	(22,403)	(15,372)	37,344	221,113	(672,917)	6,627,728	(1,561,378)	(3,546,037)	9,768,315
- Revolving	551,979	(7,410)	(5,625)	10,327	7,086	-	462,661	(128,881)	(397,268)	492,869
Individuals	8,201,536	(735,688)	(538,366)	395,724	421,879	(405,497)	11,224,590	5,421,072	(11,805,562)	12,179,688
- Financing	530,122	(9,837)	(62,383)	18,889	29,919	(45,990)	589,605	16,122	(440,486)	625,961
- Borrowings	3,733,550	(8,422)	(36,954)	79,140	246,523	(359,507)	7,443,890	2,829,081	(6,284,128)	7,643,173
- Revolving	3,937,864	(717,429)	(439,029)	297,695	145,437	-	3,191,095	2,575,869	(5,080,948)	3,910,554
Total	20,450,460	(796,756)	(577,273)	471,091	687,863	(107,492)	19,539,406	3,854,741	(17,025,971)	26,496,069

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2019	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	19,387,092	(809,861)	12,942,382	(5,779,216)	(5,220,409)	20,519,988
- Financing	4,918,712	620,705	2,229,400	(502,476)	(1,277,104)	5,989,237
- Borrowings	13,487,050	(1,430,566)	9,878,660	(4,934,557)	(3,546,037)	13,454,550
- Revolving	981,330	-	834,322	(342,183)	(397,268)	1,076,201
Individuals	18,765,292	(919,140)	17,667,322	1,529,751	(11,805,562)	25,237,663
- Financing	2,072,924	85,027	3,272,328	(495,113)	(440,486)	4,494,680
- Borrowings	7,634,568	(1,004,167)	11,811,090	502,947	(6,284,128)	12,660,310
- Revolving	9,057,800	-	2,583,904	1,521,917	(5,080,948)	8,082,673
Total (1)	38,152,384	(1,729,001)	30,609,704	(4,249,465)	(17,025,971)	45,757,651

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

120 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2019

Companies	3,443,204	(94,861)	(67,862)	160,068	67,150	(699,827)	3,512,364	(1,072,173)	-	5,248,063
- Financing	1,122,680	(37,774)	(8,497)	41,914	34,652	4,017	775,161	(227,085)	-	1,705,068
- Borrowings	1,945,637	(52,890)	(57,437)	116,806	23,010	(703,844)	2,515,926	(610,639)	-	3,176,569
- Revolving	374,887	(4,197)	(1,928)	1,348	9,488	-	221,277	(234,449)	-	366,426
Individuals	7,273,362	(164,394)	(157,138)	177,609	251,008	(750,372)	5,812,053	(4,623,554)	-	7,818,574
- Financing	901,119	(66,512)	(34,051)	78,516	28,735	(257,642)	476,691	(187,466)	-	939,390
- Borrowings	2,053,854	(79,136)	(107,024)	84,208	94,472	(492,730)	1,716,160	(1,016,759)	-	2,253,045
- Revolving	4,318,389	(18,746)	(16,063)	14,885	127,801	-	3,619,202	(3,419,329)	-	4,626,139
Total	10,716,566	(259,255)	(225,000)	337,677	318,158	(1,450,199)	9,324,417	(5,695,727)	-	13,066,637

Stage 2	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2019

Companies	2,547,908	(160,068)	(953,343)	94,861	212,921	(355,917)	1,218,315	(714,572)	-	1,890,105
- Financing	1,445,950	(41,914)	(835,870)	37,774	29,175	(205,170)	51,560	(264,569)	-	216,936
- Borrowings	1,047,715	(116,806)	(117,292)	52,890	178,660	(150,747)	1,117,295	(401,471)	-	1,610,244
- Revolving	54,243	(1,348)	(181)	4,197	5,086	-	49,460	(48,532)	-	62,925
Individuals	1,831,813	(177,609)	(173,561)	164,394	384,088	(100,890)	1,672,251	(855,304)	-	2,745,182
- Financing	405,730	(78,516)	(38,370)	66,512	30,577	209,080	94,304	(85,905)	-	603,412
- Borrowings	1,097,633	(84,208)	(116,067)	79,136	271,118	(309,970)	1,195,503	(485,172)	-	1,647,973
- Revolving	328,450	(14,885)	(19,124)	18,746	82,393	-	382,444	(284,227)	-	493,797
Total	4,379,721	(337,677)	(1,126,904)	259,255	597,009	(456,807)	2,890,566	(1,569,876)	-	4,635,287

Bradesco 121

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2019

Companies	10,860,724	(67,150)	(212,921)	67,862	953,343	2,832,030	1,938,037	1,863,497	(5,986,498)	12,248,924
- Financing	2,681,912	(34,652)	(29,175)	8,497	835,870	727,234	242,132	158,908	(1,594,018)	2,996,708
- Borrowings	7,635,874	(23,010)	(178,660)	57,437	117,292	2,104,796	1,162,299	1,829,964	(4,005,755)	8,700,237
- Revolving	542,938	(9,488)	(5,086)	1,928	181	-	533,606	(125,375)	(386,725)	551,979
Individuals	8,419,460	(251,008)	(384,088)	157,138	173,561	1,339,621	4,773,024	4,652,446	(10,678,618)	8,201,536
- Financing	619,474	(28,735)	(30,577)	34,051	38,370	154,279	107,267	132,861	(496,868)	530,122
- Borrowings	3,411,114	(94,472)	(271,118)	107,024	116,067	1,185,342	1,818,298	2,776,829	(5,315,534)	3,733,550
- Revolving	4,388,872	(127,801)	(82,393)	16,063	19,124	-	2,847,459	1,742,756	(4,866,216)	3,937,864
Total	19,280,184	(318,158)	(597,009)	225,000	1,126,904	4,171,651	6,711,061	6,515,943	(16,665,116)	20,450,460

Consolidated - 3 stages	R$ thousand
	Expected loss on December 31, 2018	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Loss expected on December 31, 2019

Companies	16,851,836	1,776,286	6,668,716	76,752	(5,986,498)	19,387,092
Financing and on-lending	5,250,542	526,081	1,068,853	(332,746)	(1,594,018)	4,918,712
Borrowings	10,629,226	1,250,205	4,795,520	817,854	(4,005,755)	13,487,050
Revolving	972,068	-	804,343	(408,356)	(386,725)	981,330
Individuals	17,524,635	488,359	12,257,328	(826,412)	(10,678,618)	18,765,292
Financing and on-lending	1,926,323	105,717	678,262	(140,510)	(496,868)	2,072,924
Borrowings	6,562,601	382,642	4,729,961	1,274,898	(5,315,534)	7,634,568
Revolving	9,035,711	-	6,849,105	(1,960,800)	(4,866,216)	9,057,800
Total (1)	34,376,471	2,264,645	18,926,044	(749,660)	(16,665,116)	38,152,384

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

122 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity analysis

The measurement of the expected credit loss incorporates prospective information from projections of economic scenarios that are developed by a team of experts and approved according to the risk governance of the Organization. The projections are reviewed at least annually, being more timely in cases of relevant events that may materially change the future prospects.

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below, we show the probabilities assigned to each scenario and the impacts:

	On December 31, 2020 - R$ thousand
	Weighting			Constitution/ (Reversal)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**

Simulation 1	100%	-	-	(300,652)
Simulation 2	-	100%	-	(502,242)
Simulation 3	-	-	100%	1,226,712

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

Expected loss on loans and advances

	Years ended December 31 - R$ thousand
	2020	2019
Amount recorded	24,631,238	20,441,029
Amount recovered	(5,919,397)	(7,908,896)
Expected loss on loans and advances	18,711,841	12,532,133

Bradesco 123

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to customers renegotiated

The total balance of “Loans and advances to customers renegotiated” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31
	2020	2019
Opening balance	19,030,657	17,143,212
Additional renegotiated amounts, including interest	34,683,660	20,283,735
Payments received	(19,448,835)	(13,363,684)
Write-offs	(4,508,342)	(5,032,606)
Closing balance	29,757,140	19,030,657
Expected loss on loans and advances	(10,659,899)	(8,021,445)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	19,097,241	11,009,212

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	35.8%	42.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio	5.8%	4.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	3.7%	2.6%

At the time a loan is modified, Management considers the new loan’s conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

124 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

24)       Bonds and securities at amortized cost

	R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government securities	91,884,693	6,795,851	(8,422)	98,672,122
Corporate debt securities	87,739,201	291,387	(2,695,825)	85,334,763
Balance on December 31, 2020 (1)	179,623,894	7,087,238	(2,704,247)	184,006,885

Securities:
Brazilian government securities	89,114,107	11,814,621	(538,480)	100,390,248
Corporate debt securities	77,804,253	970,671	(649,528)	78,125,396
Balance on December 31, 2019 (1)	166,918,360	12,785,292	(1,188,008)	178,515,644

(1) In 2020 and 2019, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

Maturity

	R$ thousand
	On December 31, 2020		On December 31, 2019
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	37,272,651	37,799,094	51,513,100	52,049,525
From 1 to 5 years	77,744,401	78,452,236	53,600,975	56,134,668
From 5 to 10 years	34,641,933	32,852,519	31,572,806	31,489,480
Over 10 years	29,964,909	34,903,036	30,231,479	38,841,971
Total	179,623,894	184,006,885	166,918,360	178,515,644

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$38,224,516 thousand at December 31, 2020 (2019 – R$47,129,734 thousand), being composed mostly of Brazilian government bonds.

Reconciliation of expected losses of financial assets at amortized cost:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2018	178,207	789,021	2,054,811	3,022,039
Transferred to Stage 1	-	(12,246)	-	(12,246)
Transferred to Stage 2	(42,073)	-	(67,004)	(109,077)
Transferred to Stage 3	-	(474,161)	-	(474,161)
Transfer from Stage 1	-	42,073	-	42,073
Transfer from Stage 2	12,246	-	474,161	486,407
Transfer from Stage 3	-	67,004	-	67,004
Assets originated or purchased/Assets settled/Reversal	150,962	280,647	1,179,829	1,611,438
Expected loss of financial assets at amortized cost on December 31, 2019	299,342	692,338	3,641,797	4,633,477
Transferred to Stage 1	-	(69,057)	-	(69,057)
Transferred to Stage 2	(34,918)	-	-	(34,918)
Transferred to Stage 3	(26,365)	(79,871)	-	(106,236)
Transfer from Stage 1	-	34,918	26,365	61,283
Transfer from Stage 2	69,057	-	79,871	148,928
Transfer from Stage 3	-	-	-	-
New assets originated or purchased/Assets settled or paid	(11,688)	544,691	388,989	921,992
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469

(1) The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income.

Bradesco 125

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)       Non-current assets held for sale

	R$ thousand
	On December 31
	2020	2019
Assets not for own use
Real estate	995,614	1,133,572
Vehicles and similar	205,347	223,051
Machinery and equipment	1,487	362
Other	40	41
Total	1,202,488	1,357,026

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

126 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)       Investments in associates and joint ventures

a)	Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	3,885,336	(157,556)	75,507,836	16,299,562	66,942,947	10,806,367	11,186,013	(347,338)
IRB - Brasil Resseguros S.A. (3)	-	-	-	53,454	-	-	-	-	-	-
Fleury S.A. (4) (5)	22.47%	22.47%	1,206,372	42,158	1,990,891	3,632,868	1,201,313	2,622,634	2,930,975	220,692
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	106,085	4,384	5,492,157	1,410,680	4,265,660	2,107,953	1,070,232	20,221
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	130,641	(2,196)	207,631	136,107	25,451	6,112	154,225	(5,248)
Tecnologia Bancária S.A. (4)	24.32%	24.32%	166,044	35,285	685,459	1,796,631	716,566	1,089,234	2,680,429	130,596
Swiss Re Corporate Solutions Brasil (4)	40.00%	40.00%	332,244	(2,651)	2,499,009	1,446,089	2,809,293	305,194	991,491	(6,627)
Gestora de Inteligência de Crédito S.A. (4)	20.00%	20.00%	28,680	(19,064)	199,844	1,063,455	138,933	980,967	40,598	(95,260)
Other (4)			96,001	52,811
Total investments in associates			5,951,403	6,625	86,582,827	25,785,392	76,100,163	17,918,461	19,053,963	(82,964)

Elo Participações Ltda. (6)	50.01%	50.01%	1,435,437	434,313	892,035	2,704,326	262,501	151,629	18,223	864,391
Crediare S.A. – Crédito, Financiamento e Investimento (7)	-	-	-	3,920	-	-	-	-	-	-
MPO - Processadora de Pagamentos Móveis S.A. (8)	-	-	-	-	-	-	-	-	-	-
Total investments in joint ventures			1,435,437	438,233	892,035	2,704,326	262,501	151,629	18,223	864,391
Total on December 31, 2020			7,386,840	444,858	87,474,862	28,489,718	76,362,664	18,070,090	19,072,186	781,427

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2020, the Organization received R$20,797 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$51,779 thousand of other comprehensive income;

(3) Equity method discontinued after the loss of significant influence resulting from the resignation of the chair on the institution’s board of directors, in April 2020, being classified as marketable securities in the category at fair value through other comprehensive income;

(4) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2020, the Organization received R$228,125 thousand of dividends from this investment;

(7) Company sold in July 2020; and

(8) Company merged in November 2020.

Bradesco 127

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	4,012,423	475,194	80,584,265	13,924,371	74,467,296	8,648,722	5,300,681	1,583,827
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	668,833	225,137	10,900,366	6,029,558	11,222,870	1,334,052	7,842,177	1,472,003
Fleury S.A. (3) (5)	16.28%	16.28%	703,401	37,312	990,578	3,707,962	685,626	2,210,530	3,047,851	327,279
Aquarius Participações S.A.	49.00%	49.00%	44,535	12,155	914	90,013	39	-	-	24,805
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	104,420	3,824	2,769,583	1,501,644	3,018,405	732,665	3,933,691	16,642
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	135,005	9,328	245,624	106,351	25,873	3,491	188,407	22,550
NCR Brasil Indústria de Equipamentos para Automação S.A. (6)	-	-	-	-	-	-	-	-	-	-
Tecnologia Bancária S.A. (3)	24.32%	24.32%	130,759	15,327	561,182	1,646,932	448,857	1,256,342	2,478,999	44,698
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	345,825	9,056	2,206,395	1,487,009	2,522,673	317,259	1,167,924	22,641
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	47,744	(11,354)	202,904	323,845	38,512	249,519	17	(73,143)
Other (3)	-	-	54,021	98,959	-	-	-	-	-	-
Total investments in associates			6,246,966	874,938	98,461,811	28,817,685	92,430,151	14,752,580	23,959,747	3,441,302

Elo Participações S.A. (7)	50.01%	50.01%	1,338,973	314,644	1,385,306	1,835,595	199,891	29,192	38,605	627,367
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	49,673	11,482	448,568	4,738	353,962	-	135,746	23,498
MPO - Processadora de Pagamentos Móveis S.A. (8)	100.00%	100.00%	-	18	2,676	1,423	4,187	-	150	44
Total investments in joint ventures			1,388,646	326,144	1,836,550	1,841,756	558,040	29,192	174,501	650,909
Total on December 31, 2019 (9)			7,635,612	1,201,082	100,298,361	30,659,441	92,988,191	14,781,772	24,134,248	4,092,211

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2019, the Organization received R$448,291 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$45,693 thousand of other comprehensive income;

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(4) Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) In 2019, there was the divestiture of the company NCR Brasil Indústria de Equipamentos para Automação S.A.;

(7) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2019, the Organization received R$72,215 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$22 thousand of other comprehensive income;

(8) In December 2019, we began to consolidate the company MPO – Processadora de Pagamentos Móveis S.A., after the shareholding acquisition; and

(9) In 2019, impairment losses were recorded in “associates and jointly controlled entities” in the amount of R$727,235 thousand.

128 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	4,679,589	1,011,125	65,967,300	16,595,791	56,802,838	10,890,157	1,883,033	3,341,909
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	606,161	174,277	10,265,219	5,417,377	10,845,420	873,938	7,036,160	1,139,542
Fleury S.A. (3) (5)	16.28%	16.28%	699,927	38,805	1,510,304	2,482,580	640,899	1,570,942	2,642,751	238,558
Aquarius Participações S.A. (6)	49.00%	49.00%	43,030	130,769	19,096	86,626	17,907	-	-	266,876
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	100,597	602	2,587,712	1,503,374	2,210,690	1,880,396	6,362,896	3,010
Cia. Brasileira de Gestão e Serviços S.A. (3)	41.85%	41.85%	127,677	8,895	230,503	100,052	22,207	3,258	174,816	21,254
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	52,571	6,689	305,278	30,249	207,894	-	9,601	13,651
Técnologia Bancária S.A. (3)	24.32%	24.32%	115,433	(8,492)	471,119	1,488,542	511,883	1,035,574	2,225,362	(34,918)
Swiss Re Corporate Solutions Brasil (3) (7)	40.00%	40.00%	345,036	(10,998)	2,110,050	1,479,827	2,509,280	246,060	973,422	(27,494)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	59,098	(6,466)	165,299	173,083	42,894	-	13,726	(32,330)
Other (3)	-	-	35,083	33,788	-	-	-	-	-	-
Total investments in associates			6,864,202	1,378,994	83,631,880	29,357,501	73,811,912	16,500,325	21,321,767	4,930,058

Elo Participações S.A. (8)	50.01%	50.01%	1,191,343	288,938	718,623	1,981,596	170,683	8,220	28,938	573,968
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	70,254	12,473	330,042	66,980	161,458	-	136,193	24,946
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(30)	2,284	1,696	4,112	-	154	(60)
Total investments in joint ventures			1,261,597	301,381	1,050,949	2,050,272	336,253	8,220	165,285	598,854
Total on December 31, 2018			8,125,799	1,680,375	84,682,829	31,407,773	74,148,165	16,508,545	21,487,052	5,528,912

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2018, the Organization received R$1.204.069 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$6,948 thousand of other comprehensive income;

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(4) Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) In 2018, occurred the partial spin-off and consolidation of Fidelity Processadora S.A., controlled by Aquarius Participações S.A.;

(7) In 2018, impairment losses were recorded in “associates and jointly controlled entities” in the amount of R$107,000 thousand; and

(8) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2018, the Organization received R$38,278 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$44 thousand of other comprehensive income.

Bradesco 129

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2020, with the exception of Cielo S.A. and Fleury S.A., the other investments mentioned in the previous table were not regularly traded on any stock exchange. The fair value of investments totaled R$5,002,162 thousand (2019 - R$14,815,109 thousand). The Organization does not have contingent liabilities for investments in associates, which is responsible in part or in whole.

b)	Changes in associates

	R$ thousand
	2020	2019
Initial balances	7,635,612	8,125,799
Acquisitions (1)	491,438	-
Spin-off of associates (2)	(102,282)	(66,889)
Equity in net income of associates	444,858	1,201,082
Dividends/Interest on equity	(405,791)	(729,654)
Impairment	-	(727,235)
Other (3)	(676,995)	(167,491)
At the end of the year	7,386,840	7,635,612

(1) In 2020, there was a stake increase in the company Fleury S.A., after the approval of BACEN;

(2) In 2020, there was the divestiture of the companies Aquarius Participações S.A., Crediare S.A. Crédito, Financiamento e Investimento and EBP - Estrutura Brasileira de Projetos (Brazilian Structure of Projects); and

(3) Balance refers mainly to the investment of IRB-Brasil Resseguros S.A., which ceased to be an investment in an associate, in April 2020, and is now treated as marketable securities at fair value through other comprehensive income.

27)       Property and equipment

a)	Composition of property and equipment by class

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	8,767,456	(2,597,842)	6,169,614
Land	-	1,021,594	-	1,021,594
Installations, properties and equipment for use	10%	6,706,990	(3,459,963)	3,247,027
Security and communication systems	10%	388,588	(236,324)	152,264
Data processing systems	20%	10,137,875	(6,780,155)	3,357,720
Transportation systems	20%	213,691	(90,781)	122,910
Balance on December 31, 2020 (1)		27,236,194	(13,165,065)	14,071,129

Buildings	4%	7,847,887	(1,365,046)	6,482,841
Land	-	967,928	-	967,928
Installations, properties and equipment for use	10%	6,690,473	(2,965,884)	3,724,589
Security and communication systems	10%	375,712	(221,860)	153,852
Data processing systems	20%	9,167,330	(5,977,994)	3,189,336
Transportation systems	20%	211,510	(70,834)	140,676
Balance on December 31, 2019 (1)		25,260,840	(10,601,618)	14,659,222

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

We enter into lease agreements as a lessee for data processing equipment and properties, which are recorded as buildings and equipment leased in property, plant and equipment. See Note 37 for disclosure of the obligation.

130 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)	Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Balance on December 31, 2018	2,131,206	976,869	3,162,832	142,806	2,381,480	31,643	8,826,836
Initial adoption - IFRS 16	4,136,603	-	31,215	-	-	8,793	4,176,611
Adjusted balance on January 1, 2019	6,267,809	976,869	3,194,047	142,806	2,381,480	40,436	13,003,447
Additions	1,321,052	18,380	1,898,293	43,111	1,913,392	113,816	5,308,044
Write-offs	(59,792)	(27,321)	(786,791)	(6,291)	(8,359)	(861)	(889,415)
Impairment	-	-	(2,123)	(1,806)	(21,499)	(43)	(25,471)
Depreciation	(1,046,228)	-	(578,837)	(23,968)	(1,075,678)	(12,672)	(2,737,383)
Balance on December 31, 2019	6,482,841	967,928	3,724,589	153,852	3,189,336	140,676	14,659,222
Additions	1,411,771	46,213	1,262,493	24,315	1,250,334	5,970	4,001,096
Write-offs	(709,254)	(23,530)	(893,576)	(1,440)	(11,588)	-	(1,639,388)
Impairment	(11)	30,983	-	(2,505)	(17,903)	(258)	10,306
Depreciation	(1,015,733)	-	(846,479)	(21,958)	(1,052,459)	(23,478)	(2,960,107)
Balance on December 31, 2020 (1)	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

Bradesco 131

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)       Intangible assets and goodwill

a)       Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2018	5,576,068	4,795,136	3,241,280	2,494,003	22,061	16,128,548
Additions/(reductions)	7,134	1,525,833	1,195,049	(43,589)	11,640	2,696,067
Impairment (2)	(255,301)	(519,749)	(196,533)	-	-	(971,583)
Amortization	-	(1,313,322)	(1,112,408)	(697,655)	(5,000)	(3,128,385)
Balance on December 31, 2019	5,327,901	4,487,898	3,127,388	1,752,759	28,701	14,724,647
Additions/(reductions)	1,765,643	791,047	1,373,474	-	314,917	4,245,081
Impairment (2)	-	(320,726)	(258,998)	(759,616)	-	(1,339,340)
Amortization	-	(1,326,371)	(720,992)	(625,253)	(288,308)	(2,960,924)
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464

(1) Rate of amortization: acquisition of banking rights – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

132 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)	Composition of goodwill by segment

	R$ thousand
	On December 31
	2020	2019
Banking	6,601,162	4,835,519
Insurance	492,382	492,382
Total	7,093,544	5,327,901

The Cash Generation Units (UGCs) allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2020, 2019 and 2018.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow projections based on financial budgets approved by Management, with a terminal growth rate of 6.1% p.a. (2019 – 6.6% p.a.). The forecast cash flows have been discounted at a rate of 12.6% p.a. (2019 – 11.5% p.a.).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

29)       Other assets

	R$ thousand
	On December 31
	2020	2019
Financial assets (4) (5)	52,416,117	56,101,781
Foreign exchange transactions (1)	25,754,975	30,952,382
Debtors for guarantee deposits (2)	18,489,500	18,695,102
Securities trading	6,111,610	4,659,791
Trade and credit receivables	759,677	164,467
Receivables	1,300,355	1,630,039
Other assets	8,475,829	7,441,888
Deferred acquisition cost (insurance) - Note 34e	1,020,567	983,999
Other debtors	3,475,850	3,218,639
Prepaid expenses	1,019,578	847,197
Interbank and interdepartmental accounts	444,023	467,540
Other (3)	2,515,811	1,924,513
Total	60,891,946	63,543,669

(1) Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) It includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed;

(4) Financial assets are recorded at amortized cost; and

(5) In 2020, there were no losses for impairment of other financial assets.

Bradesco 133

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)       Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2020	2019
Demand deposits	1,593,170	1,606,079
Interbank deposits	797,216	369,982
Securities sold under agreements to repurchase	217,108,353	174,100,023
Borrowings	23,966,470	29,272,183
Onlending	23,814,958	22,471,344
Total	267,280,167	227,819,611

31)       Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2020	2019
Demand deposits	50,247,334	37,283,988
Savings deposits	136,698,248	114,177,799
Time deposits	358,347,161	214,765,753
Total	545,292,743	366,227,540

32)       Funds from securities issued

a)	Composition by type of security issued and location

	R$ thousand
	On December 31
	2020	2019
Instruments Issued – Brazil:
Real estate credit notes	27,601,333	27,019,439
Agribusiness notes	14,694,484	13,149,546
Financial bills	81,588,961	120,518,300
Letters property guaranteed	7,930,718	5,540,086
Subtotal - Securities purchased under agreements to resell	131,815,496	166,227,371
Securities – Overseas:
Euronotes	2,113,000	1,407,888
Securities issued through securitization – (item (b))	9,112,256	1,967,746
Subtotal - Securities purchased under agreements to resell	11,225,256	3,375,634
Structured Operations Certificates	1,863,073	1,124,559
Total	144,903,825	170,727,564

b)	Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future

134 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c)	Net financial activity in the issuance of securities

	R$ thousand
	2020	2019
Opening balance on December 31	170,727,564	148,029,018
Issuance	61,833,816	84,982,152
Interest	5,576,416	9,233,505
Settlement and interest payments	(93,179,856)	(71,781,695)
Exchange variation and others	(54,115)	264,584
Closing balance on December 31	144,903,825	170,727,564

Bradesco 135

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

33)       Subordinated debt

a)	Composition of subordinated debt

Maturity	R$ thousand
	Original term in years	Nominal amount	On December 31, 2020	On December 31, 2019
In Brazil:
Financial bills:
2020	7	-	-	3,288
2022	7	4,305,011	6,662,957	6,426,671
2023	7	1,347,452	2,011,986	1,958,936
2024	7	67,450	93,765	87,316
2025	7	5,425,906	6,126,601	5,943,283
2027	8	401,060	403,352	-
2020	8	-	-	64,624
2021	8	1,236	2,565	2,364
2023	8	1,699,346	2,798,899	2,671,282
2024	8	136,695	196,932	186,376
2025	8	6,193,653	6,340,117	6,424,128
2026	8	694,800	783,605	952,807
2028	8	55,437	55,702	-
2021	9	7,000	15,460	14,999
2024	9	4,924	9,347	8,375
2025	9	370,344	507,771	525,232
2027	9	89,700	104,782	159,920
2021	10	19,200	56,608	49,621
2022	10	54,143	128,910	118,117
2023	10	688,064	1,318,725	1,225,020
2025	10	284,137	596,797	518,242
2026	10	196,196	329,699	523,687
2027	10	256,243	338,894	319,582
2028	10	248,300	308,959	282,192
2030	10	134,500	139,596	-
2026	11	3,400	5,477	5,009
2027	11	47,046	65,771	62,776
2028	11	74,764	100,369	91,899
Perpetual		9,290,255	9,389,642	9,559,967
Subtotal in Brazil (1)			38,893,288	38,185,713
Overseas:
2021	11	8,314,720	8,539,366	6,619,620
2022	11	5,716,370	5,813,578	4,508,175
Subtotal overseas			14,352,944	11,127,795
Total			53,246,232	49,313,508

(1) It includes the amount of R$26,741,610 thousand (in December 2019 – R$34,003,704 thousand), referring to subordinated debts recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose.

b)	Net movement of subordinated debt

	R$ thousand
	2020	2019
Opening balance on December 31	49,313,508	53,643,444
Issuance	688,186	-
Interest	2,403,327	3,708,924
Settlement and interest payments	(2,374,538)	(8,593,243)
Exchange variation	3,215,749	554,383
Closing balance on December 31	53,246,232	49,313,508

136 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)       Insurance technical provisions and pension plans

a)	Technical provisions by account

	R$ thousand
	Non-Life and Health (1) (3)		Life and Pension (2)(3)		Total
	On December 31		On December 31		On December 31
	2020	2019	2020	2019	2020	2019
Current and long-term liabilities
Mathematical reserve for unvested benefits (PMBAC)	1,225,279	1,462,699	237,436,250	230,996,998	238,661,529	232,459,697
Mathematical reserve for vested benefits (PMBC)	612,835	410,410	10,403,722	8,895,571	11,016,557	9,305,981
Reserve for claims incurred but not reported (IBNR)	4,040,072	3,655,551	945,744	938,466	4,985,816	4,594,017
Unearned premium reserve	4,381,913	4,454,214	1,719,098	1,042,959	6,101,011	5,497,173
Reserve for unsettled claims (PSL)	4,893,477	4,432,487	1,677,216	1,533,696	6,570,693	5,966,183
Reserve for financial surplus (PET)	-	-	783,786	622,703	783,786	622,703
Other technical provisions	3,404,474	2,028,532	7,941,518	7,828,405	11,345,992	9,856,937
Total reserves	18,558,050	16,443,893	260,907,334	251,858,798	279,465,384	268,302,691

(1) “Other technical provisions” – Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$3,044,169 thousand;

(2) The “Other technical provisions” line of Life and Pension Plan substantially includes “Provision for redemptions and other amounts to be settled” in the amount of R$2,822,392 thousand, “Provision of related expenses” of R$633,768 thousand, “Complementary Provision for Coverage (PCC)” in the amount of R$3,161,509 thousand and” Other technical provisions” of R$1,305,127 thousand; and

(3) It includes the Provision for unearned Provision for unearned premiums for risks not yet issued (PPNG-RVNE) in the amount of R$172,706 thousand, of which R$132,078 thousand for Insurance and R$40,628 thousand for Life and Pension Plans.

Bradesco 137

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)	Technical provisions by product

	R$ thousand
	Non-Life and Health		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2020	2019	2020	2019	2020	2019
Health	13,906,115	11,132,262	-	-	13,906,115	11,132,262
Non-Life	4,651,935	5,311,631	-	-	4,651,935	5,311,631
Life	-	-	16,186,345	13,539,168	16,186,345	13,539,168
Pension plans	-	-	244,720,989	238,319,630	244,720,989	238,319,630
Total technical provisions	18,558,050	16,443,893	260,907,334	251,858,798	279,465,384	268,302,691

138 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)	Changes in the insurance and pension technical provisions

(i)	Insurance – Non-Life, Life and Health Insurance

	R$ thousand
	Years ended December 31
	2020	2019
At the beginning of the year	29,983,376	27,272,042
(-) DPVAT insurance	(559,843)	(602,842)
Subtotal at beginning of the year	29,423,533	26,669,200
Additions, net of reversals	37,778,695	31,792,068
Payment of claims, benefits and redemptions	(33,359,738)	(29,523,868)
Adjustment for inflation and interest	870,195	482,598
Constitution of judicial provision	29,288	3,535
Subtotal at end of the period	34,741,973	29,423,533
(+) DPVAT insurance	2,423	559,843
At the end of the year	34,744,396	29,983,376

(ii)	Insurance – Pension Plans

	R$ thousand
	Years ended December 31
	2020	2019
At the beginning of the year	238,319,314	224,707,223
Receipt of premiums net of fees	25,979,731	29,325,335
Payment of benefits	(1,124,913)	(1,068,408)
Payment of redemptions	(26,326,995)	(24,183,246)
Adjustment for inflation and interest	11,942,820	15,831,077
Others	(4,068,969)	(6,292,667)
At the end of the year	244,720,988	238,319,314

Bradesco 139

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)	Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2020	2019	2020	2019	2020	2019
Total technical provisions	18,558,050	16,443,893	260,907,334	251,858,798	279,465,384	268,302,691
(-) Commercialization surcharge – extended warranty	-	(10,051)	-	-	-	(10,051)
(-) Portion corresponding to contracted reinsurance	(21,617)	(110,759)	(13,114)	(11,713)	(34,731)	(122,472)
(-) Premiums receivables	(1,502,349)	(1,166,691)	-	-	(1,502,349)	(1,166,691)
(-) Unearned premium provision – Health and dental insurance (1)	(1,656,290)	(1,527,337)	-	-	(1,656,290)	(1,527,337)
(-) Provisions from DPVAT agreements	-	(558,021)	-	-	-	(558,021)
(-) Other	-	-	-	-	-	-
Technical provisions to be covered	15,377,794	13,071,034	260,894,220	251,847,085	276,272,014	264,918,119

Investment fund quotas (VGBL and PGBL) (2)	-	-	211,617,915	210,044,616	211,617,915	210,044,616
Investment fund quotas (excluding VGBL and PGBL)	4,367,527	4,477,721	29,465,654	27,689,439	33,833,181	32,167,160
Government securities	13,470,796	11,326,945	29,871,219	24,422,182	43,342,015	35,749,127
Private securities	34,580	34,403	79,114	138,043	113,694	172,446
Total assets guarantee portfolio (3)	17,872,903	15,839,069	271,033,902	262,294,280	288,906,805	278,133,349

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15;

(2) The investment funds “VGBL” and “PGBL” were consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

140 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)	Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2020	2019
At the beginning of the year	983,999	925,884
Additions	1,335,881	1,542,179
Amortizations	(1,299,313)	(1,484,064)
At the end of the year	1,020,567	983,999

f)	Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2020	2019
At the beginning of the year	168,225	176,324
Additions	7,795	124,337
Amortization and reversal of provisions	-	(85,777)
Recovered insurance losses	(55,953)	(24,969)
Reversal/Monetary update	(37,980)	3,658
Other	4,949	(25,348)
At the end of the year	87,036	168,225

g)	Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Bradesco 141

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non-life – Gross Claims (1)

	R$ thousand
	Year claims were notified
	Until 2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Amount estimated for the claims:
· In the year after notification	2,592,573	2,859,480	3,348,274	3,224,788	3,914,716	4,428,926	4,109,825	3,749,457	3,448,593	3,300,264	3,082,054	-
· One year after notification	2,562,789	2,824,610	3,240,688	3,041,662	3,652,423	4,277,245	3,912,436	3,740,543	3,422,386	3,341,699	-	-
· Two years after notification	2,561,264	2,809,879	3,233,150	3,009,371	3,666,041	4,232,474	3,923,389	3,754,077	3,418,592	-	-	-
· Three years after notification	2,577,663	2,812,812	3,256,062	3,044,232	3,654,223	4,260,118	3,932,335	3,733,681	-	-	-	-
· Four years after notification	2,595,369	2,811,587	3,292,376	3,034,096	3,669,148	4,275,952	3,923,772	-	-	-	-	-
· Five years after notification	2,607,212	2,840,368	3,113,580	3,049,171	3,679,488	4,276,245	-	-	-	-	-	-
· Six years after notification	2,611,105	2,837,693	3,128,386	3,058,018	3,690,793	-	-	-	-	-	-	-
· Seven years after notification	2,599,521	2,850,912	3,133,871	3,064,089	-	-	-	-	-	-	-	-
· Eight years after notification	2,608,176	2,852,787	3,137,466	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,607,504	2,848,411	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,635,488	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2020)	2,635,488	2,848,411	3,137,466	3,064,089	3,690,793	4,276,245	3,923,772	3,733,681	3,418,592	3,341,699	3,082,054	37,152,290
Payments of claims	(2,601,000)	(2,837,189)	(3,119,145)	(3,047,445)	(3,657,992)	(4,228,044)	(3,875,106)	(3,689,771)	(3,355,539)	(3,237,332)	(2,436,327)	(36,084,890)
Outstanding Claims	34,488	11,222	18,321	16,644	32,801	48,201	48,666	43,910	63,053	104,367	645,727	1,067,400

142 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non-Life – Claims Net of Reinsurance Ceded (1)

	R$ thousand
	Year claims were notified
	Until 2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	2,439,011	2,653,641	3,022,457	3,021,084	3,738,619	4,074,519	3,960,519	3,710,845	3,410,760	3,281,789	2,345,716	-
· One year after notification	2,404,646	2,617,957	2,908,173	2,849,909	3,516,057	3,954,939	3,796,535	3,702,199	3,386,329	2,831,845	-	-
· Two years after notification	2,406,805	2,609,034	2,915,173	2,832,016	3,534,208	3,900,981	3,803,980	3,715,400	3,389,058	-	-	-
· Three years after notification	2,426,310	2,629,288	2,927,529	2,874,862	3,525,610	3,921,156	3,813,890	3,695,185	-	-	-	-
· Four years after notification	2,445,507	2,639,629	2,957,403	2,868,888	3,539,001	3,933,030	3,808,429	-	-	-	-	-
· Five years after notification	2,460,692	2,670,472	2,963,901	2,884,539	3,550,642	3,926,061	-	-	-	-	-	-
· Six years after notification	2,472,476	2,673,132	2,978,029	2,893,423	3,554,010	-	-	-	-	-	-	-
· Seven years after notification	2,471,407	2,686,379	2,983,500	2,894,891	-	-	-	-	-	-	-	-
· Eight years after notification	2,479,351	2,688,317	2,981,996	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,478,498	2,683,677	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,506,052	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2020)	2,506,052	2,683,677	2,981,996	2,894,891	3,554,010	3,926,061	3,808,429	3,695,185	3,389,058	2,831,845	2,345,716	34,616,920
Payments of claims	(2,475,046)	(2,672,460)	(2,964,025)	(2,878,351)	(3,521,235)	(3,878,291)	(3,759,915)	(3,651,613)	(3,326,619)	(2,727,836)	(1,703,417)	(33,558,808)
Net outstanding unsettled claims	31,006	11,217	17,971	16,540	32,775	47,770	48,514	43,572	62,439	104,009	642,299	1,058,112

Bradesco 143

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded (1)

	R$ thousand
	Year claims were notified
	Until 2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	3,446,862	3,844,686	4,257,561	4,326,906	5,069,079	5,490,043	5,453,855	5,248,319	4,848,787	4,768,287	4,136,182	-
· One year after notification	3,419,740	3,806,221	4,134,444	4,148,519	4,889,217	5,380,728	5,287,974	5,190,160	4,802,426	4,317,355	-	-
· Two years after notification	3,428,088	3,797,808	4,151,462	4,158,528	4,902,783	5,304,496	5,272,711	5,218,931	4,844,993	-	-	-
· Three years after notification	3,437,538	3,826,913	4,163,604	4,184,738	4,802,886	5,244,592	5,263,080	5,214,282	-	-	-	-
· Four years after notification	3,467,643	3,834,708	4,191,766	4,165,035	4,781,938	5,243,035	5,270,597	-	-	-	-	-
· Five years after notification	3,480,339	3,871,555	4,197,799	4,189,183	4,775,574	5,226,808	-	-	-	-	-	-
· Six years after notification	3,490,242	3,873,835	4,218,005	4,193,407	4,774,017	-	-	-	-	-	-	-
· Seven years after notification	3,481,343	3,896,069	4,224,281	4,210,256	-	-	-	-	-	-	-	-
· Eight years after notification	3,496,367	3,886,942	4,230,263	-	-	-	-	-	-	-	-	-
· Nine years after notification	3,497,445	3,889,088	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	3,623,080	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2020)	3,623,080	3,889,088	4,230,263	4,210,256	4,774,017	5,226,808	5,270,597	5,214,282	4,844,993	4,317,355	4,136,182	49,736,921
Payments of claims	(3,485,784)	(3,843,593)	(4,168,436)	(4,137,134)	(4,675,857)	(5,078,047)	(5,106,558)	(5,003,584)	(4,581,466)	(3,984,520)	(2,939,037)	(47,004,016)
Net outstanding unsettled claims	137,296	45,495	61,827	73,122	98,160	148,761	164,039	210,698	263,527	332,835	1,197,145	2,732,905

(1) “Retrocession” R$16,965 thousand, “Health” R$3,619,299 thousand, estimate of salvages and redresses in the amount of R$137,689 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(329,925) thousand were not considered in the claims development.

144 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)       Supplementary pension plans

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

Risk factors	On December 31
	2020	2019
Nominal discount rate	3.25% - 7.26% p.a.	6.45% - 7.45% p.a.
Nominal rate of future salary increases	3.25% p.a.	3.8% p.a.
Nominal growth rate of social security benefits and plans	3.25% p.a.	3.8% p.a.
Initial rate of growth of medical costs	7.38% - 8.41% p.a.	7.95% - 8.99% p.a.
Inflation rate	3.25% p.a.	3.8% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Bradesco 145

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	On December 31 – R$ thousand
	Retirement Benefits		Other post-employment benefits
	2020	2019	2020	2019
(i) Projected benefit obligations:
At the beginning of the year	3,065,146	2,530,590	917,870	669,093
Cost of current service	546	179	-	-
Interest cost	212,033	224,508	66,772	60,185
Participant’s contribution	556	819	-	-
Actuarial gain/(loss) (1)	123,504	516,333	13,671	224,683
Past service cost - plan changes	-	(3,920)	-	-
Early elimination of obligations	-	-	-	(1,613)
Benefit paid	(219,657)	(203,363)	(31,883)	(34,478)
At the end of the year	3,182,128	3,065,146	966,430	917,870

(ii) Plan assets at fair value:
At the beginning of the year	2,716,865	2,363,009	-	-
Balance from an acquired institution
Expected earnings	187,531	209,252	-	-
Actuarial gain/(loss) (1)	59,071	332,368	-	-
Contributions received:
Employer	15,150	14,763	-	-
Employees	556	819	-	-
Benefit paid	(219,428)	(203,346)	-	-
At the end of the year	2,759,745	2,716,865	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	36,155	54,025	-	-
Interest on irrecoverable surplus	2,736	4,981	-	-
Change in irrecoverable surplus (1)	(38,581)	(22,851)	-	-
At the end of the year	310	36,155	-	-

(iv) Financed position:
Deficit plans (2)	422,693	384,436	966,430	917,870
Net balance	422,693	384,436	966,430	917,870

(1) In the year ended December 31, 2020, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R $ 21,593 thousand (2019 - R $ 212,188 thousand), net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2020	2019	2018
Projected benefit obligations:
Cost of service	546	(2,689)	151
Cost of interest on actuarial obligations	278,805	282,997	273,893
Expected earnings from the assets of the plan	(187,531)	(208,122)	(225,060)
Interest on recoverable surplus	2,736	4,981	20,327
Net cost/(benefit) of the pension plans	94,556	77,167	69,311

146 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31, 2020 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	10.07	12.84
2021	229,641	44,375
2022	234,469	46,487
2023	239,025	49,937
2024	243,650	53,408
2025	247,303	57,139
After 2026	1,279,375	337,370

In 2021, contributions to defined-benefit plans are expected to total R$24,820 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of the asset managers; and

- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan’s assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2020	2019	2020	2019	2020	2019	2020	2019
Asset categories
Equities	-	-	3.8%	9.6%	-	-	-	18.5%
Fixed income	91.3%	93.5%	91.9%	86.6%	100.0%	100.0%	100.0%	78.9%
Real estate	5.6%	5.3%	2.6%	1.9%	-	-	-	-
Other	3.1%	1.2%	1.7%	1.9%	-	-	-	2.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (8.5% – 10.0% p.a.) assuming a change in the discount rate and medical inflation by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	6.87% - 8.26%	Increase of 1 p.p.	reduction	(393,887)
Discount rate	4.87% - 6.26%	Decrease of 1 p.p.	increase	470,116
Medical Inflation	8.38% - 9.41%	Increase of 1 p.p.	increase	113,797
Medical Inflation	6.38% - 7.41%	Decrease of 1 p.p.	reduction	(95,008)

Total expenses related to contributions in the year ended December 31, 2020 were R$959,220 thousand (2019 – R$997,446 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in the year ended December 31, 2020, R$4,746,728 thousand (2019 – R$6,101,527 thousand).

Bradesco 147

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)       Provisions, Contingents Assets and Liabilities and Legal Obligations – Tax and Social Security

a)	Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b)	Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I	- Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

II	- Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in

148 IFRS – International Financial Reporting Standards – 2020

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of five (5) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that provisions were recognized to cover the claims eligible under this agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III	- Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of the legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,702,641 thousand (on December 31, 2019 – R$2,632,829 thousand): a request for authorization to calculate and pay contributions to PIS and COFINS only on the sale of goods/rendering of services (billing), excluding from the calculation bases financial income;

-	Pension Contributions – R$1,785,787 thousand (on December 31, 2019 - R$1,799,047 thousand): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

-	IRPJ/CSLL on losses of credits – R$1,262,225 thousand (on December 31, 2019 - R$1,264,448 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-	IRPJ/CSLL on MTM - R$635,802 thousand (on December 31, 2019 - R$626,341 thousand): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

-	INSS – Contribution to SAT – R$440,524 thousand (on December 31, 2019 - R$432,873 thousand): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Occupational Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-	PIS and COFINS – R$415.785 thousand (on December 31, 2019 - R$370.997 thousand): seeks to ensure companies the right to collect contributions to PIS and COFINS by the cumulative regime (3.65% rate on sales of goods / installment services); and

-	INSS Autonomous Brokers – R$333,852 thousand (on December 31, 2019 - R$490,651 thousand): the Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

IV	- Changes in other provision

	R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2018	5,983,603	5,614,362	8,204,206
Adjustment for inflation	682,600	645,001	431,394
Provisions, net of (reversals and write-offs)	3,382,750	4,330,466	(227,244)
Payments	(2,702,886)	(1,904,036)	(18,271)
Balance on December 31, 2019	7,346,067	8,685,793	8,390,085
Adjustment for inflation	960,812	696,997	147,683
Provisions, net of (reversals and write-offs)	663,547	1,609,720	(256,489)
Payments	(2,079,928)	(1,900,089)	(10,167)
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112

c)	Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2020, R$7,222,015 thousand (on December 31, 2019 - R$6,272,466 thousand) for civil claims and R$35,761,167 thousand (on December 31, 2019 - R$33,474,303 thousand) for tax proceedings.

The main tax proceedings with this classification are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,431,944 thousand (on December 31, 2019 - R$9,216,012 thousand): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	IRPJ and CSLL – 2006 to 2017 – R$7,251,952 thousand (on December 31, 2019 - R$7,169,765 thousand): relating to goodwill amortization being disallowed on the acquisition of investments;

-	COFINS – 1999 to 2005 – R$5,354,315 thousand (on December 31, 2019 - R$5,172,183 thousand): fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

150 IFRS – International Financial Reporting Standards – 2020

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Notes to the Consolidated Financial Statements

-	Leasing companies’ Tax on Services of any Nature (ISSQN) – R$2,485,745 thousand (on December 31, 2019 - R$2,537,997 thousand): which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-	Social Security Contribution Taxes –2014 to 2016 – R$2,079,650 thousand (on December 31, 2019 – R$1,268,227 thousand): related to food and meal allowance made available to employees, according to the Worker’s Food Program – PAT, through card and not “in natura”;

-	PIS and COFINS notifications and disallowances of compensations – R$1,444,586 thousand (on December 31, 2019 - R$1,490,269 thousand): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$848,605 thousand (on December 31, 2019 - R$1,187,411 thousand): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-	IRPJ and CSLL deficiency note – 2005 to 2013 – R$834,272 thousand (on December 31, 2019 - R$925,806 thousand): relating to disallowance of expenses with credit losses;

-	IRPJ and CSLL deficiency note – 2008 to 2013 – R$649,441 thousand (on December 31, 2019 - R$608,860 thousand): relating to profit of subsidiaries based overseas; and

-	PLR – Profit Sharing Program – 2009 to 2011 – R$463,501 thousand (on December 31, 2019 – R$401,417 thousand): notifications for requirement of social security contribution on amounts paid to employees as profit sharing program, allegedly not complying with the rules contained in Law No. 10,101/00 originating from acquired businesses.

37)       Other liabilities

	R$ thousand
	On December 31
	2020	2019
Financial liabilities	75,528,047	79,121,127
Credit card transactions (1)	23,522,792	21,595,677
Foreign exchange transactions (2)	26,365,058	31,546,034
Loan assignment obligations	6,098,991	6,594,471
Capitalization bonds	8,570,919	8,837,770
Securities trading	5,877,144	4,822,215
Lease liabilities (Note 37a)	5,093,143	5,724,960

Other liabilities	39,515,233	34,023,453
Third party funds in transit (3)	7,873,642	7,296,234
Provision for payments	7,876,749	9,172,457
Sundry creditors	4,435,990	3,778,494
Social and statutory	3,747,682	933,003
Other taxes payable	2,257,376	2,176,673
Liabilities for acquisition of assets and rights	1,582,134	1,493,329
Other	11,741,660	9,173,263
Total	115,043,280	113,144,580

(1) It refers to amounts payable to merchants;

(2) Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a)	Lease liabilities

R$ thousand
Opening balance on December 31, 2018 - IAS 17	827,574
Initial adoption - IFRS 16	4,176,611
Adjusted balance on January 1, 2019	5,004,185
Remeasurement and new contracts	1,362,692
Payments	(1,067,573)
Appropriation of financial charges	410,195
Exchange variation	15,461
Closing balance on December 31, 2019	5,724,960
Remeasurement and new contracts	622,085
Payments	(1,797,408)
Appropriation of financial charges	476,215
Exchange variation	67,291
Final balance on December 31, 2020	5,093,143

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2020 is divided as follows: R$942,039 thousand up to one year (R$1,037,679 thousand up to 1 year as of December 31, 2019), R$2,760,546 thousand between 1 and 5 years (R$3,007,071 thousand between one to five years as of December 31, 2019) and R$1,575,473 thousand over 5 years (R$1,680,210 thousand for more than five years as of December 31, 2019).

Impacts on the statement of income

As of the adoption of IFRS 16 on January 1, 2019, lease payments that were previously recorded as expenditure on rent in the line of “Other Administrative Expenses” in the statement of income, began to be recorded as “Expenses of depreciation” and “Interest and similar expenses”.

The impact on the income for 2020 was: “Expenses of depreciation” – R$839,177 thousand (R$854,620 thousand in 2019), “Interest and similar expenses” – R$398,210 thousand (R$393,879 thousand in 2019) and “Expenses of the foreign exchange variation” – R$67,291 thousand (R$15,461 thousand in 2019), totaling R$1,304,678 thousand in expenses (R$1,263,960 thousand in 2019).

Expenses for 2020 with short-term contracts were R$1,695 thousand (R$11,732 thousand in 2019).

Other information

In compliance with CVM Circular Letter No. 02/19, the Organization performed the lease calculations considering the update of cash flows for inflationary expectations and discounted at a nominal rate (real x nominal model). The Organization evaluated that the real x nominal model when compared to the nominal x nominal model (discounted cash flow at a nominal rate) does not present material differences.

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Notes to the Consolidated Financial Statements

38)       Shareholders’ Equity

a)	Capital and shareholders’ rights

i.	Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31
	2020	2019
Common	4,435,106,575	4,031,915,068
Preferred	4,435,106,111	4,031,914,646
Subtotal - Securities purchased under agreements to resell	8,870,212,686	8,063,829,714
Treasury (common shares)	(7,307,259)	(6,642,963)
Treasury (preferred shares)	(27,378,542)	(24,889,584)
Total outstanding shares	8,835,526,885	8,032,297,167

ii.	Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2019	4,025,272,105	4,007,025,062	8,032,297,167
Increase of capital stock with issuing of shares – bonus of 10% (1)	403,191,507	403,191,465	806,382,972
Increase of shares in treasury – bonus of 10%	(664,296)	(2,488,958)	(3,153,254)
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885

1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

In the Special Shareholders’ Meeting held on March 12, 2018, the approval was proposed by the Board of Directors to increase the share capital by R$8,000,000 thousand, increasing it from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common shares and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

In the Special Shareholders’ Meeting held on March 11, 2019, the approval was proposed by the Board of Directors to increase the share capital by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common shares and 671,985,774 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, was approved by Bacen on March 19, 2019.

In the Special Shareholders’ Meeting held on March 10, 2020, the Board of Directors’ proposal to increase the share capital by R$4,000,000 thousand was approved, increasing it from R$75,100,000 thousand to R$79,100,000 thousand, with bonus shares, through the capitalization of part of the balance of the “Profit Reserves - Statutory Reserve” account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with the issuance of 806,382,972 new registered-book-entry shares, with no par value, being 403,191,507 common and 403,191,465 preferred shares, which were attributed free of charge to shareholders in the proportion of 1 new share for every 10 shares of the same type that they held on the base date, approved by Bacen on March 30, 2020.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As defined in Central Bank Resolution No. 4,820/20, as amended by Resolution No. 4,885/20, the payout in 2020 was limited to the percentage indicated in the statutory accounting records.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as a reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

b)	Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders’ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Organization’s paid-in capital share amount.

c)	Interest on shareholders’ equity/Dividends

Interest on equity are calculated on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil. Brazilian companies may pay interest on equity to shareholders based on the shareholders’ equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In a meeting of the Board of Directors on June 28, 2019, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on equity, related to the first half of 2019, amounting to R$1,455,000 thousand, which equates to R$0.172536471 per common share and R$0.189790118 per preferred share, payment of which was made on July 15, 2019.

In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends from profit reserves, in the amount of R$8,000,000 thousand, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

In a meeting of the Board of Directors on December 19, 2019, the Board of Executive Officers ‘proposal for payment of complementary interest on shareholders’ equity for the year of 2019 was approved, in

154 IFRS – International Financial Reporting Standards – 2020

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Notes to the Consolidated Financial Statements

the amount of R$4,245,000 thousand, of which R$0.503379600 per common share and R$0.553717560 per preferred share, payment of which was made on December 30, 2019.

In a meeting of the Board of Directors on December 16, 2020, the proposal of the Board of Executive Officers was approved for payment to shareholders of supplementary interest on shareholders’ equity related to the fiscal year of 2020, to the value of R$3,502,000 thousand, of which R$0.377521225 was offered per common share and R$0.415273347, per preferred share, whose payment will be made on January 7, 2021.

Bradesco 155

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)       Transactions with related parties

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Organization has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31
	2020	2019	2020	2019	2020	2019	2020	2019
Assets
Loans and advances to banks	-	-	186,504	577,906	-	-	186,504	577,906
Securities and derivative financial instruments	62,326	20,721	649,932	287,849	-	-	712,258	308,570
Loans and other assets	16	9	334,746	109,766	119,659	88,750	454,421	198,525
Liabilities
Customer and financial institution resources	2,129,974	2,137,714	677,839	3,181,766	143,815	393,475	2,951,628	5,712,955
Securities and subordinated debt securities	11,480,275	13,697,802	-	-	702,417	891,211	12,182,692	14,589,013
Derivative financial instruments	32,219	-	-	7,264	-	-	32,219	7,264
Other liabilities (4)	1,195,928	217,765	10,808,025	11,665,639	18,594	6,735	12,022,547	11,890,139

	R$ thousand
	Shareholders of the parent (1)			Associates and Jointly controlled companies (2)			Key Management Personnel (3)			Total
	Years ended December 31
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Revenues and expenses
Net interest income	(448,376)	(857,937)	(778,829)	(181,754)	(6,508)	(11,814)	(45,003)	(58,353)	(55,045)	(675,133)	(922,798)	(845,688)
Other revenues	109	105	334	98,556	342,793	315,832	119	359	247	98,784	343,257	316,413
Other expenses	58,434	54,471	50,745	(1,644,088)	(1,899,818)	(2,635,494)	89,582	288,187	323,130	(1,496,072)	(1,557,160)	(2,261,619)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 26;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a)	Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•	The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2020, the maximum amount of R$871,589 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$515,650 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB shares issued by BBD Participações S.A. and/or PN shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousand
	Years ended December 31
	2020	2019	2018
Salaries	534,696	852,862	485,949
Total	534,696	852,862	485,949

Post-employment benefits

	R$ thousand
	Years ended December 31
	2020	2019	2018
Defined contribution supplementary pension plans	513,082	468,079	474,378
Total	513,082	468,079	474,378

The Organization has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

a)	Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

	On December 31
	2020	2019
Common shares	0.53%	0.55%
Preferred shares	0.91%	1.04%
Total shares (1)	0.72%	0.79%

(1) On December 31, 2020, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares (on December 31, 2019 – 2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares).

Bradesco 157

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)       Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31
	2020	2019
Commitments to extend credit (1)	254,897,024	248,455,570
Financial guarantees (2)	80,236,602	78,231,145
Letters of credit for imports	1,056,613	1,411,197
Total	336,190,239	328,097,912

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

158 IFRS – International Financial Reporting Standards – 2020

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Notes to the Consolidated Financial Statements

41)       New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of new standards for the year ended December 31, 2020

•	Conceptual Framework – The Conceptual Framework for Financial Reporting describes the purpose and concepts of general purpose financial reporting. Among the changes in definitions contained in this document, the new definition of assets and liabilities stands out, being active, “a present economic resource controlled by the entity as a result of past events” and a liability, a present obligation of the entity to transfer an economic resource as a result of past events. The new Conceptual Framework came into effect for the period beginning on January 1, 2020. An analysis of the new Conceptual Framework has been carried out and no material impacts have been identified on the Organization.

•	IFRS 16 – Leases – This is a practical expedient that allows tenants not to consider as an amendment to the contract, those leases that they receive as concession, due to the Covid-19 pandemic. The Organization has opted not to use the practical expedient, therefore, there was no impact on the Financial Statements.

Reform of interest rates used as market benchmarks (IBOR - Interbank Offered Rate) - Phase I - Changes in IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures - These are changes in the aforementioned standards, due to the uncertainties caused by the IBOR reform project that may impact hedge accounting relationships. The changes aim to minimize such impacts. These changes are effective for years beginning on January 1, 2020. No impacts were identified on the Organization.

Standards, amendments and interpretation of standards applicable to future periods

•	IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to “the contractual margin of the service) is recognized over the term of the contracted coverage. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the award allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. This information provides a basis for accounting firm users to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company’s cash flows. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. The Company is in the process of assessing the impact of the new standard.

Reform of interest rates used as market references (IBOR) - Phase II. Impacts on IFRS 4 - Insurance Contracts, IFRS 7 - Financial Instruments: Disclosures, IFRS 9 - Financial Instruments, IFRS 16 - Leases and IAS 39 - Financial Instruments: Recognition and Measurement. The main changes are: (i) permission to replace the effective interest rate on financial instruments with a compatible rate, without derecognizing the transaction, as long as it is a consequence of the reform; (ii) Recognition as a result of the ineffective portion of hedge accounting, due to the end of the exemptions provided for in Phase I of the project. The standard is effective as of the year beginning on January 1, 2021. The Company is assessing the impacts arising from Phase II.

42)       Other information

  Since March 11, 2020 the World Health Organization (WHO) declared Covid-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The Covid-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.
Bradesco 159

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate on August 2020, to 2.0% p.a., the National Monetary Council and the Federal Government approved, in extraordinary meetings, various measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers have tried to approve Bills that minimize the repercussion of Covid-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

•	Financial instruments: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
•	Loans: expenses for expected loss on loans and advances increased 49% in relation to 2019, reaching R$18,711,841 thousand in 2020, mainly reflecting the effects caused by the pandemic. It is worth noting that there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in migration between the stages and, consequently, a higher level provisioning;
•	Deferred tax assets: whose recoverability depends on future taxable income, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
•	Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
•	Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
•	Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the “life” segment and a higher frequency of claims from “health” policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
•	Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as we may be considered co-responsible in these lawsuits. It is also
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possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of Covid-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan (“BCP”) and since the second half of March 2020, we intensified the internal and external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

•	giving leave to employees at-risk groups for an indefinite period of time;
•	increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
•	definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of Covid-19;
•	intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service;
•	making Covid-19 tests available to all employees for free; and
•	anticipation of the flu vaccine for all employees and dependents.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the Covid-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since, part of the impact of the pandemic is already reflected in the level of provisioning, however, its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

2.	On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 46 years, especially to non-resident high net worth Individuals.

On September 10, 2019, the Central Bank of Brazil authorized Bradesco to: (i) hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the United States.

On October 8, 2020, all regulatory authorizations were granted for the acquisition of 100% of the share capital of BAC Florida Bank by Bradesco.

Upon completion of the acquisition, on October 30, 2020, Bradesco:

•	has assumed the operations of BAC Florida, with the main objective of expanding the offering of investments in the USA to its high net worth customers (Prime) and Private Bank, in addition to other banking services, such as checking accounts, credit card and real estate financing; and

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•	this transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional customers.

We present below, the composition of the values of acquisition of BAC Florida and its subsidiaries and goodwill in the acquisition of shares as provisionally determined:

R$ thousand
Payment to BAC Florida	3,105,557
Total cost of acquisition	3,105,557

Fair value of net assets acquired (provisional amount)	1,346,061

Goodwill on the acquisition of shares	1,759,496

Bradesco hired a specialized and independent company to conduct the study of the purchase price allocation (“PPA”), for the initial allocation of the fair value of the assets acquired and liabilities assumed by Bac Florida. Due to the complexity of operations and their relevance, the final allocation may undergo changes and enhancements until the end of the study, which is estimated in up to 12 months from the date of its acquisition.

We present the provisional amounts for the assets and liabilities acquired on October 30, 2020 base date of the acquisition:

R$ thousand
BAC Florida Bank

Assets
Cash and due from banks	4,366,118
Financial instruments	10,292,617
- Securities and derivative financial instruments	1,209,024
- Loans	9,080,574
- Other financial instruments	3,019
Investments in Associates	56,863
Premises and equipment	6,133
Other assets	364,956
Total assets	15,086,687

Liabilities
Deposits and other financial liabilities	13,603,913
- Deposits from customers	12,952,310
- Securities issued	642,661
- Other financial liabilities	8,942
Other liabilities	136,713
Shareholders’ equity	1,346,061
Total	15,086,687

If the acquisition had taken place on January 1, 2020, Management estimates that net income from the year would have been R$15,928,549 thousand. For the determination of this amount, Management considered that the fair value adjustments, provisionally determined on the acquisition date, would have been the same if the acquisition had occurred on January 1, 2020.

3.	On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A.

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4.	On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively.

5.	On October 1, 2020, Cielo announced to the market that it had signed a contract for the sale of all of its shares in Companhia Brasileira de Gestão de Serviços (“Orizon”), representing 40.95% of the share capital of Orizon, to Bradseg Participações S.A. for the sum of R$128,992 thousand. The closing of the Operation is subject to the fulfillment of certain precedent conditions, including approval by the Central Bank of Brazil and by the Administrative Council for Economic Defense – CADE.

6.	On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch or agency located abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Profit (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and 100%, from the fiscal year of 2022.

7.	Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company’s Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operação Zelotes, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York (“Court”), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement (“Agreement”) to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) began an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process (“PAR”). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General’s Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

8.	On March 1, 2021, Provisional Measure No. 1,034 / 2021 was issued, which increased the Social Contribution rate on Net Income by five percent, effective for the period from July 1, 2021 to December 31, 2021 , for financial institutions and private insurance companies, capitalization companies and credit unions, the impacts of this Provisional Measure are being assessed.

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For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Officer

Phone: +55 11 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3º andar

Osasco – SP

Brazil

banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.